Annual Report

AND FORM 10-K

2024

PAGE INTENTIONALLY LEFT BLANK

Letter to shareholders



PAUL G. REITZ
President and CEO

Titan's long history is built around a strong, entrepreneurial mindset centered around our One Titan team motivated to proudly serve our strong base of customers and drive long-term value for our stakeholders. Our relentless pursuit of that goal is critical during times when the cyclical winds have been in our face. Our experienced global team has incredible technical expertise and deep relationships with our end-users that enable us to continuously drive innovation. That culture, coupled with prudent financial management, is instrumental in Titan successfully navigating a deep cyclical downturn during 2024 and, perhaps just as importantly, positioning our company for a rapid return to growth as industry conditions are showing signs of improvement.

2024 was highlighted by our acquisition of Carlstar, which allowed Titan to greatly expand its product portfolio for wheels and tires, especially in the Consumer segment, to create a "one-stop shop" in North America across our primary segments. Carlstar has a tremendous aftermarket business which proved to be a valuable contributor to our 2024 financial results as it was less cyclical than the OEM channel. We have rebranded much of Carlstar's product line as "Titan Specialty" with all their operations now integrated as part of our One Titan platform.

2024 FINANCIAL HIGHLIGHTS

Titan has successfully operated within the cyclical nature of our industry for many decades and as I noted

at the outset, we are always working to maximize our returns through all phases of the economic cycle. When times are good, as they were during 2022 and 2023, we prioritized debt reduction and that allowed us to enter the current cyclical downtown with our balance sheet in excellent condition. Key items from our FY 2024 financial results were:

- **Sales:** $1.85 billion
- **Adjusted Gross Margin:** 14.6% (nearly 600 basis points above 2019)
- **Adjusted EBITDA:** $128 million, Adjusted Net Income: $18 million
- **Adjusted EPS:** $0.26
- **Free Cash Flow:** $76 million

Despite economic uncertainty, our business model and strategic initiatives have proven effective. Compared to the last cyclical downturn, we've achieved a significant increase in adjusted gross margin to 14.6%, reflecting our operational efficiency and value creation. Our adjusted EBITDA and net income figures show profitability even in challenging times. Additionally, our healthy free cash flow of $76 million provides financial flexibility for growth investments and returning value to shareholders. These results are a testament to our team's hard work and dedication, and we are optimistic about our performance in 2025.

CULTURE OF INNOVATION

Innovation is a priority. We have consistently invested in new products to improve customer equipment performance and profitability, especially for farmers facing low commodity prices.

Our Low Sidewall Technology® (LSW®) tires and wheels deliver ROI through fuel savings and reduced soil compaction. The LSW technology exemplifies our commitment to providing innovative solutions that address the evolving needs of our customers. LSW tires help farmers improve crop yields and minimize environmental impact by reducing soil compaction. The fuel savings associated with LSW technology benefit our customers' bottom lines and contribute to a more sustainable agricultural sector. Our new VPO technology extends innovation to the Consumer segment, allowing wheels to operate at various inflation pressures, improving efficiency, versatility, and flexibility. A real-world example of such an application is landscape maintenance. With VPO technology, owners of those businesses know their equipment can run effectively at low inflation pressures when the ground is wet. That saves on downtime while also not damaging the customer's property.

We are confident that our innovative solutions will continue to drive growth and create value for our stakeholders. Our commitment to innovation extends beyond product development. We are also focused on fostering a culture of innovation within our organization, encouraging our employees to think creatively and challenge the status quo.

DRIVING SALES GROWTH

Our cross-selling initiatives leverage our product depth, global footprint, and the Carlstar acquisition to create synergies and expand market reach. By offering a comprehensive product portfolio, we better serve existing customers and attract new ones. **In addition to the strength of our established production facilities in the United States, South America and Europe, our strategic partnerships with key suppliers will add high-quality and innovative solutions to our product offerings.** We are committed to building strong customer relationships, understanding their needs, and providing service next to none in the market. Here are some specific examples of actions we are taking:

- **Cross-selling opportunities:** We are leveraging our acquisition of Carlstar to sell Carlstar products to Titan's existing customer footprint globally.

- **Strategic supplier sourcing:** Titan is enhancing its market presence by working with suppliers to procure premium products, filling gaps in our portfolio, and expanding our geographical footprint.

- **Product innovation:** Our flagship LSW tires exemplify Titan's commitment to innovation, delivering meaningful ROI for customers. We continue to invest in understanding customer needs and driving further product innovation.

- **Building on product success:** We are expanding our LSW marketing efforts to mid and low horsepower tractors based on farmer feedback. Additionally, we are exploring opportunities to re-enter the US military market with LSW technology.

2025 AND BEYOND:

As we look ahead to 2025 and beyond, we are confident that Titan is well-positioned to capitalize on the opportunities. The anticipated resumption of normal ordering patterns from OEMs, our strong aftermarket business, and our commitment to innovation will drive growth and create value for our shareholders for the long-term. We will continue to monitor global trade dynamics and adapt our strategies to remain competitive in the marketplace. Our strong geographical footprint and partnerships will enable us to navigate these challenges and meet the evolving needs of our customers. We are committed to manufacturing our products where they are most economically beneficial, ensuring we can provide our customers with high-quality solutions at competitive prices. We will ensure customers get market-leading wheels, tires and tracks when and where they need them. ∎

About Titan

TITAN INTERNATIONAL, INC., TOGETHER WITH ITS SUBSIDIARIES, IS A GLOBAL WHEEL, TIRE, AND UNDERCARRIAGE MANUFACTURER AND SUPPLIER THAT SERVES OEMS AND END USERS WORLDWIDE.

What began as the Electric Wheel Company in 1890 has grown to employ more than 8,300 men and women. Today, it is the only manufacturer with the ability to design, test, and manufacture wheels, tires, tracks, and undercarriage components for the agriculture, construction, forestry, consumer, and mining industries. Strategic acquisitions have significantly enhanced and diversified Titan's product portfolio and distribution channels, particularly in the outdoor power equipment, powersports, and high-speed trailer markets—reinforcing Titan's position as a complete solutions provider. The company's strong global footprint gives it the ability to serve its customers with innovative products and exceptional services worldwide. The One Titan model for its business ensures that customer satisfaction is met each and every day, guiding the company's actions to promote communications, collaboration, and accountability.

Financial Summary

2024 was a transformative year for Titan International, driven by both strategic growth and a long-term vision. The acquisition of the Carlstar family of brands strengthens our position as a complete solutions provider, and enhances our ability to navigate market cycles with greater stability.

Looking ahead, we remain committed to product innovation, operational efficiency, and developing customer-driven solutions.

AMOUNTS IN MILLIONS

ADJUSTED EBITDA



FREE CASH FLOW



SALES



	2020	2021	2022	2023	2024
Sales	$1,259	$1,780	$2,169	$1,822	$1,846

GROSS PROFIT* ■   **GROSS MARGIN*** ■

	2020	2021	2022	2023	2024
Gross Profit	$130	$238	$361	$306	$269
Gross Margin	10.4%	13.3%	16.6%	16.8%	14.6%

*Gross Profit and Gross Margin for 2024 used throughout this presentation are adjusted for an inventory fair value step-up related to the Carlstar Acquisition. This adjustment is detailed in Titan's Q4 2024 Earnings Release.

2024 SALES



SALES BY MARKET

● 42% Agriculture
● 26% Consumer
● 32% Earthmoving, Mining, & Construction

SALES BY REGION

● 51% United States
● 25% Europe
● 16% Latin America
● 8% Rest of World



Global Development

Titan moved forward with purpose—scaling globally, innovating in-house, and deepening relationships with those who rely on us most. Whether expanding our footprint through the acquisition of The Carlstar Group or investing in sustainable energy, we remain grounded in what works while embracing what's next.

This year's progress wasn't just measured in new facilities or product wins—but how we delivered against the market. By prioritizing speed to market, smart design, and closer collaboration, Titan showcased meaningful momentum. As we look ahead, we're continuing to evolve with strength, clarity, and intention—ready for the opportunities that come next.

Training and Education

In 2024, Titan reinforced its dedication to training and education, cementing its status as a premier educator in the tire industry. By continuing to prioritize initiatives designed to support industry professionals from dealers to technicians to supply chain professionals and store managers—Titan has established itself as a leader in knowledge-sharing and skill development. This relationship-driven approach is truly one-of-a-kind in the industry, and fosters excellence, innovation, and leadership.





7,000+
STUDENTS IN 8 YEARS

20
HANDS-ON CLASSES

32
STATES/ PROVINCES

84
DEALERSHIPS

TIA TRAINING

For the seventh consecutive year, Titan partnered with the industry-leading Tire Industry Association (TIA) to host a unique safety training program. It's specifically designed to equip tire service technicians with essential skills and knowledge to safely and effectively service the needs of their customers.

The event drew 44 attendees from 13 U.S. states and 2 Canadian provinces. AME International, Fuller Brothers, and Stellar Industries were invited to contribute valuable insights on wheels and tires for agricultural and OTR applications. Participants were given the opportunity to become TIA certified— emphasizing the association's commitment to maintaining high industry standards.

TITAN UNIVERSITY



In North America, Titan hosted its eighth annual Titan University in January 2024— surpassing 7,000 students since its inception. Designed with dealers in mind, this premier training offered both classroom and hands-on courses covering a broad range of subjects on tires and wheels, including ag priority product lines, LSW fitments, OTR selling strategies, safety overviews, in-field and dealer counter sales training, and Ag and OTR market segment updates. Attendees also toured the Titan tire facility in Des Moines, Iowa.

Following the event, all attendees received a recap survey, where 98% of responses indicated that we are leading the field in the quality of training opportunities.





TITAN U ON THE ROAD

Building on the training momentum kicked off at the start of each year, Titan U On The Road remains a cornerstone of dealer education—reaching more participants in 2024 than ever before. This mobile extension of Titan University continues to gain popularity, delivering training on tire service excellence and safety directly to dealers' doorsteps.

In 2024, 19 trainings were conducted, offering hands-on stations, and classroom courses led by Titan experts. Traveling training programs play a significant role in building strong dealer relationships and engagement, positioning Titan as a true partner and not simply a supplier.



19
TRAININGS



500+
ATTENDEES

> "The commitment to dealer relationships is a true differentiator for Titan. Their passion for their product, dealers, and customers is not all talk—it's real."

JESSE WICKEL
President and CEO of Wickel Tire Pros

Global Training and Education



ITM PRODUCT AND MARKET TRAINING

Across all its regions, ITM prioritizes dealer support and the most up-to-date product knowledge. Its staff has led product training sessions for key aftermarket dealers—both in-house and on-site.

- **Chile —** In partnership with a dealer, ITM team members attended a trade show to provide sales and technical training regarding TRUST ITM® Technology and the TrackAdvice® system.

- **India —** The ITM team conducted field training on its TRUST ITM Technology, a cloudbased system that optimizes machine performance and undercarriage maintenance through the power of data.

- **Indonesia —** Gerardo Ricchiuto, AMK Customer Manager for ITM, led a training specialized for the mining market.

- **Kazakhstan —** ITM hosted a knowledge exchange on the potential of the TRUST ITM Mobile Kit (TMK), a ready-to-use diagnostic toolkit that can be reused on multiple machines.

- **Philippines —** In addition to mining market training from Gerardo Ricchiuto, the ITM team introduced TRUST ITM Technology across various applications.

DEALER TRAINING IN EUROPE

The sales and marketing teams organized nearly 30 dealer training sessions with company product experts. They also hosted large regional meetings for end-customer education.

LATIN AMERICA TEAM TRAINS 900+

The Titan team in Latin America held training sessions for more than 900 dealers, distributors, and end-users, covering LSW technology and products from all segments. This helps keep the Latin America team closely connected to customer experiences and feedback.

Global Recognition



TITAN RECOGNIZED IN BRAZIL FOR EMPLOYEE PROGRAMS

In 2024 Titan Pneus (Tire) in Brazil was recognized for their commitment to the ABQV (Brazillian Association of Quality of LIfe) intiative. They developed and implemented employee well-being strategies with positive performance and execution metrics, and were honored by the governing association of the initiative, MGBE (Gerar Bem-Estar Movement) Association.

IN-HOUSE R&D DRIVES TITAN'S INDUSTRY LEADERSHIP 🇺🇸

Innovation is part of Titan's core, leaning into in-house R&D by conducting more testing than in the past five years combined. By keeping design, engineering, and testing in-house, Titan delivers faster, smarter, and more finely-tuned solutions.

AWARD-WINNING COST MANAGEMENT IN BRAZIL

In Brazil, ITM received the prestigious "Cost Management Award" for 2024 from John Deere at its 20th supplier meeting, Achieve Excellence.

ITM RATED TOP 5% FOR CORPORATE SUSTAINABILITY

ITM is consistently recognized by EcoVadis, a corporate sustainability rating platform, in an Environment, Health and Safety (EHS) assessment. In 2024, North American operations were awarded a bronze medal, placing the company within the top 5% of all companies rated worldwide.

> The John Deere Cost Management Award represents a significant and honorable recognition for the entire ITM team. Our goal is to improve our customers' competitiveness in the marketplace by actively listening to their needs and providing innovative, high-quality solutions. This recognition is a great motivation for the entire team to strive for greater successes."
>
> **CESAR DE SORDI**
> *President, ITM Latin America Ltda*

Global Production Investments



ADVANCING AG WHEEL INNOVATION AT NORTH AMERICAN WHEEL HEADQUARTERS 🇺🇸

Ag wheel innovation remains a focus at Titan. Advanced testing, robotic manufacturing, and patented designs equip OEMs and growers with next-gen durability and performance. For example, our Waffle Wheel technology offers easy tire track setting adjustability while still meeting the growing load capacities of today's compact, mid-range, and high horsepower tractors.

This is all part of Titan's ongoing effort to meet the evolving demands of modern agriculture with strength and precision. Investments made at the North American Wheel Headquarters to further enhance operational excellence and stability include:

- **World's largest rotary fatigue machine —** This tool was installed to ensure our products can handle the heaviest loads.

- **Boiler installation —** The new boiler enhances heat recovery, increases operational efficiency and helps reduce natural gas consumption by approximately 25% in 2024.

- **Welding flux recycling program —** Since implementing this program, we have reduced our welding material waste by 33%.

- **Overall Equipment Effectiveness (OEE) program —** We integrated this new software program to enhance efficiency by enabling real-time production performance monitoring and improving communication across the plant.

- **Advanced machining centers —** We invested in two advanced machining centers, boosting throughput and capacity for specific part numbers by an impressive 260%.

COBOTS REDUCE RISK IN THE UK

Titan UK completed the installation of collaborative robots (cobots) to work alongside humans safely, reducing the risk of injuries associated with traditional wheel welding. They are easy to program and reprogram quickly for a different task. Cobots help address the shortage of skilled welders by automating repetitive tasks, allowing human welders to focus on more complex projects.





NEW BIAS CUTTER IN TENNESSEE BOOSTS EFFICIENCY AND QUALITY 🇺🇸

A new, fully automated bias cutter was installed at Titan's Clinton, Tennessee manufacturing plant to enhance accuracy and precision for consistent tire quality. It is 150% more efficient than current equipment and requires half as much labor.

RFID SYSTEM ENHANCES ASSET MANAGEMENT IN GEORGIA 🇺🇸

A new Radio Frequency Identification (RFID) system was integrated into Titan's McDonough, Georgia plant to enhance asset management. The system's enhanced capabilities in tracking, identification, and real-time monitoring have streamlined operations—minimizing errors and freeing up staff to focus on value-added sales support.

BOILER INVESTMENT IN CHINA ENHANCES PRODUCTION FLEXIBILITY

An additional boiler was installed at Titan's Meizhou, China manufacturing plant, enhancing production flexibility by enabling independent steam generation, faster start-up times, and the ability to precisely match steam demand.

CUSTOMER COMMITMENT PROMPTS NEW FACILITY IN BRAZIL

In order to be closer to mining customers, ITM has opened a new plant near Atibaia in Brazil. The team's goal is to provide the personalized expertise in undercarriage and frame repair customers have come to expect—but timelier than competitors.

STEEL ROLLING LINE ENHANCES OPERATIONS IN ITALY

Titan Italy installed a second steel rolling line for medium-sized wheel rims to enhance operational capabilities, market responsiveness, and overall competitiveness. This second line provides production flexibility, minimizing disruptions and ensuring continued supply.

WAFFLE WELDING MACHINE AND HYDRAULIC WHEEL IN ASIA IMPROVE PRODUCTION CAPACITY

Titan Asia invested in a new waffle welding machine designed to create strong, durable welds. The machine has advanced controls for precise setting of parameters such as speed, heat input, and weld depth, ensuring consistent quality—and has improved production capacity by 56%. Titan Asia also installed a new 2.5-ton hydraulic wheel component press for up to 42" discs, allowing for customer expansion and growth in the region.

INFRASTRUCTURE AND EFFICIENCY CONTINUE TO BE FOCUS IN FREEPORT 🇺🇸

The NA Tire facility in Illinois installed a new horizontal radial runout machine, used to detect the Low Lug Mark (LLM) for runout to enable match mounting. Automating this process will create better throughput while screening tires for an improved tire assembly runout.

Environment and Sustainability



ITM GERMANY AUTOMATES PAINTING PROCESS, REDUCES WASTE

Utilizing a paint spraying system optimized for one of its customers, ITM in Germany has automated the paint preparation process. This used to be done by hand but now is more efficient, consistent, and less wasteful.

$8.4 MILLION INVESTMENT FOR EFFICIENCY IN ITALY

Titan Italy is installing a $8.4 million state-of-the-art new powder paint system that will improve product quality and plant process efficiency. The powder coating process promotes better adhesion to the metal surface, resulting in a longer-lasting finish that can withstand harsh operating conditions.

$1.1M SOLAR PROJECT ENHANCES TITAN'S SUSTAINABILITY 🇺🇸

Titan's $1.1 million solar installation project at its NA Wheel plant isn't just a sustainability milestone, it's a strategic investment in long-term efficiency. 454 kWp solar panels were installed to reduce electricity consumption, reinforcing a commitment to responsible progress.

INFRARED OVEN REDUCES ENERGY CONSUMPTION IN FRANCE

Titan France has installed a new powder coating booth with an infrared oven, offering several key benefits to the company. The infrared oven enables rapid heating, limits powder contamination, and improves paint tension during gelling. It also considerably reduces the footprint of the oven and accelerates the curing process. Infrared heating has been shown to reduce energy consumption by 15%.

ELECTRIC FORKLIFTS AND EMISSIONS REDUCTION IN SPAIN

ITM has replaced its fleet of combustion forklifts with 14 electric forklifts, reducing diesel consumption by nearly 50,000 liters and carbon emissions by more than 120 tons.

DECREASED ENERGY CONSUMPTION IN EUROPE

The production teams implemented the first stage of an energy savings program, decreasing energy consumption per pound of finished goods by 7%.



Community Support



SUPPORTING WOMEN IN AGRICULTURE

Titan was proud to be an official sponsor of the National Women in Agriculture Awards for 2024. The prestigious awards ceremony, held at the House of Commons, celebrates and highlights the significant contributions of women in the agricultural industry.

REGISTERED SIGNATORY OF THE ARMED FORCES COVENANT

The UK Armed Forces Covenant is a commitment by the government, business and society to support and honor those who serve or have served in the military, ensuring they are given fair access to opportunities and treated with respect—of which Titan is now a registered signatory.

ITM EMPLOYEE COMMUNITY INVOLVEMENT PROGRAM

ITM empowers its employees to make a positive difference in the communities where they live and work through its Employee Community Involvement Program. Since its inception, ITM has awarded 58 scholarships—seven of them in 2024.

MILESTONE YEAR FOR RIDE TO A CURE EVENT 🇺🇸

The 10th annual Ride to a Cure event in Des Moines, Iowa was the largest yet—with more than 200 cars, 600 attendees and 40 Titan volunteers at the antique car show. With attendee donations and Titan's 100% match, the team donated nearly $35,000 dollars to John Stoddard Cancer Center.

TWO TONS OF SUPPLIES FOR RIO GRANDE DO SUL

The Titan Latin America team organized a donation campaign for the Rio Grande Do Sul region. Together, they donated more than 2 tons of clothing and shoes, 660 lbs of food and hygiene items, and 500 blankets recycled from employee uniforms.

SHARING JOY ON CHILDREN'S DAY

Employees in Latin America donated toys for more than 130 children to a neighborhood daycare center to celebrate Children's Day.

PROMOTIONAL PINK TIRES IN LATIN AMERICA

To celebrate International Women's Day and highlight women in agriculture, the Titan team in Latin America produced pink tires. They were promoted at trade shows, generating buzz from the media and attendees.





Agriculture

Progress in agriculture means adapting to challenges while staying true to what drives success. In 2024, Titan embraced this balance, navigating a softened global ag market with resilience and focus. While industry-wide pressures contributed to a decline in sales, Titan made bold moves to strengthen its long-term position—investing in strategic partnerships, expanding product capabilities, and leading with innovation.

Titan continues to evolve, leading the way for farmers—prepared for today and ready for what's next.

"THE GRIZZ" TAKES THE STAGE 🇺🇸

Titan Chairman Morry Taylor presented at the 33rd Annual National No-Tillage Conference in Louisville, Kentucky, with a session titled *"Not Your Father's Farm Tire – Recent Trials & More on the No-Tiller's Compaction Weapon."* Speaking to a packed room, Morry highlighted how advancements in tire technology—especially Low Sidewall Technology—can play a key role in protecting soil health, reducing fuel consumption expenses, minimizing compaction and maximizing yields.

▶ MORRY TAYLOR

2024 At a Glance



NET SALES 2024

$789

MILLION



> LSW tires solved compaction issues on our strip-till farm, from planting to harvest. They eliminated pinch-row compaction from duals and reduced ruts from tracks by distributing weight more evenly. Lower air pressure improved crop emergence. Thanks to Titan for their expert support and on-farm setup assistance!"

JIM LENSCH
Lensch Farms

SALES



MILLIONS

- 2020: $635
- 2021: $949
- 2022: $1,192
- 2023: $981
- 2024: $789

GROSS MARGIN



- 2020: 10.7%
- 2021: 14.3%
- 2022: 16.2%
- 2023: 16.6%
- 2024: 13.4%



▶ LSW ASSEMBLIES ON LENSCH FARMS' COMBINE

Global Wins

LSW Low Sidewall Technology™

LSW TECHNOLOGY® MARKS NEW MILESTONES

LSW sales in 2024 were 17% higher than in 2021; despite total ag sales being down 16% in that same time period. While 2024 was a challenging year for the agriculture market overall, LSW sales remained strong—signaling that we're meeting a key market need. **In fact, a key blue-chip OEM adopted LSW1250/35R46 and LSW1400/30R46 for 4WD tractors.**

Titan is also incorporating Goodyear R14T® tread design in LSW710, LSW800, and larger tires for sprayer applications.

LSW N.A. SALES TO OEMS INCREASED YOY BY NEARLY **6%**



LSW SALES IN 2024 WERE 17% HIGHER THAN IN 2021; DESPITE TOTAL AG SALES BEING DOWN 16% IN THAT SAME TIME PERIOD.

Global Wins (cont.)



CARLSTAR ACQUISITION EXPANDS TITAN'S OFFERING

The acquisition of The Carlstar Group has positioned Titan as a comprehensive, one-stop shop for agriculture OEMs and aftermarket dealers—**as we can now provide options for nearly 350 tire fitments used on-farm.** By integrating Carlisle, Carlstar, and ITP products, we are positioned as a trusted partner that provides solutions tailored to meet every farmer's tire and wheel needs.

UFT GAINS MOMENTUM WITH EXPANSION 🇺🇸

Numerous major OEMs, including CNH, and nearly 100% of Titan/Goodyear Farm Tires aftermarket dealers have adopted Titan's Ultra Flex Technology® (UFT®). This technology is available to the market in the Goodyear Ultra Sprayer product line, including the expanded sizes of the Goodyear R14T®. UFT combines the advantages of conventional, Increased Flexion (IF), and Very High Flexion (VF) tires, providing a versatile option for replacing sprayer tires.

This innovative solution underscores our commitment to delivering cutting-edge agricultural tire technology.

$1.5 MILLION DEAL IN SUBCOMPACT TRACTORS 🇺🇸

Titan secured a $1.5 million deal with AGCO to supply R-4 and R-1 fitments for its subcompact tractors. This choice demonstrates market trust in Titan engineering, production, and tire technology development strengths.



" With the Carlstar acquisition, we now have the potential to sell just about anything a farmer needs on the farm—whether it's for a tractor, trailer, UTV, mower, or implement. That's not just product expansion—it's market expansion. We've built the platform, the trust, and the relationships. Now, we're ready to put more product out there to meet our customers' needs."

PAUL HAWKINS
Senior VP, Aftermarket Sales

> " I pushed a large blade through six inches of snow on a bitterly cold, slick day—all in two-wheel drive. That kind of traction and control is what you get with the R14T® tires. They are just a great product—I highly endorse them."

RICK DEYOUNG
President & Owner,
The Homesteader Store
Kubota & LS Tractor Dealer, USA





3 OUT OF THE **5** TOP COMPACT TRACTOR OEMS PREFER THE R14T®

GOODYEAR R14T® DOMINATES COMPACT TRACTOR MARKET

Titan established itself as the manufacturer of the leading crossover tire for compact tractors with the launch of the Goodyear R14T®. **Several OEMs and retailers have adopted the R14T®, including AGCO, Summit Tractor, LS Tractor, Rural King, Kubota, and Kioti—a testament to its performance.** Monarch, an electric tractor company, has also adopted the Goodyear R14T® as its preferred fitment.

In fact, three out of the five top compact tractor OEMs prefer it—marking the R14T® introduction as one of the strongest tire success stories of the last five years (next to the development and expansion of LSW Technology).

Global Wins (cont.)





▶ TITAN BRAND AMBASSADORS, WELKER FARMS, TESTING THE CNH AF10 COMBINE

STRONG MARKET INTEREST DRIVES VERSA TURF ND EXPANSION 🇺🇸

The Carlstar **Versa Turf Non-Directional (ND)** tire, introduced in 2024, is a specialty tire technology designed to reduce turf damage during turns, while improving traction in all conditions. The **Versa Turf ND** has a hybrid design that offers simplicity and versatility, which helps OEMs reduce inventory complexity. This line will see aggressive expansion in 2025, due to strong market interest for hybrid tire options.

GRAIN CART BLUE-CHIP OEM PARTNERSHIP SECURED 🇺🇸

Titan secured business with a blue-chip OEM grain cart manufacturer. The adoption of the Goodyear Optitorque VF1050 and the Goodyear Optitrac IF1250 and IF1900 highlights Titan's market strength in providing high-performance solutions for agricultural equipment.

EQUIPPING WORLD'S LARGEST COMBINE WITH THE WORLD'S LARGEST AG TIRE 🇺🇸

Titan remains CNH's brand preference, and in 2024 Titan started providing the world's largest agricultural tires for the world's largest combine— its Next Generation AF10 Combine. Titan supplies a range of products, including super single flotation options in the Goodyear Optitrac and Custom Flo Grip LSW1250/35R46 and LSW1400/30R46, as well as Goodyear Optitrac IF580 duals.



Product and Innovation Highlights



Larger sizes of Goodyear R14T® — Specifically designed for use on sprayers and combines, this new offering features significant enhancements—including 15-20% less rolling resistance, improved roadability, better cleanout, and superior stability.

AgraVANTAGE introduction — This new line was engineered specifically with farmers in mind. Featuring an improved long bar/long bar tread pattern and optimized construction, AgraVANTAGE tires offer exceptional performance, durability, and optimal traction in the field.

New sizes and ratings in Latin America — Titan Pneus (Tire) in Latin America introduced new crop and application stamping on the SUPER ARROZEIRO 3 rice tires, new sizes and ply ratings of the TRT Steel Belted tire and the 14.00-24, and expanded the CAT XD line to 10-16.5, 12-16.5, and 14-17.5 sizes.



Seven new ag tires for Eastern Europe — The engineering and product development teams released seven new tires for various agricultural applications in 2024. Among the updated tire lines are TORC-TRAC II, MULTI TRAC, and Goodyear SUPER TRACTION RADIAL.

TITAN

▶ With no other domestic manufacturer committing to R-1 bias tire development in the last decade, Titan has solidified its position as the go-to solution provider for North American farmers and producers.

Product and Innovation Highlights (cont.)



Carlstar Spyke™ Closing Wheel Assembly —
The Carlstar Group acquisition also brought semi-pneumatic tires and wheels to the Titan line up of agricultural specialty wheels. The Spyke Wheel features an angled tooth design that enhances seed-to-soil contact and keeps seed in the furrow. It effectively closes furrows in various conditions, while its solid ring ensures depth control. The smooth, self-lubricating surface also resists mud build-up, maximizing consistency throughout the field.

Carlstar Stubble Armor — This new tread design ensures smooth performance in the field, making it an ideal solution for implement farm equipment. The wide rib tread offers excellent flotation and lateral stability. With a rugged design featuring a stubble-resistant rubber compound and added bead strength, this new tire line delivers unmatched durability and reliability.

Titan Waffle Cast Center Disc — Our latest Ag wheel product innovation, the Titan Waffle Cast Center Disc, is compatible with our patented Waffle Steel Center Disc and enhances compact tractor functionality and efficiency. With improved equipment flexibility for future upgrades and an appealing design, customer satisfaction has significantly increased. This new product is currently patent pending.





26-inch Waffle™ Wheel — Titan Europe also added a new Waffle™ wheel size of 26-inch diameter. This expands the offering of our market-leading waffle wheel range, complementing the existing seven sizes. This new size gives customers the best adjustable track wheel on the market and material usage efficiency.

Patented LW Rim Profile — Titan Europe announced the launch of the patented LW Rim Profile. This innovative "low width" profile was developed with our OEM partners to facilitate easier tire fitting, particularly on larger wheel diameters. The pressure required to seat the tire is reduced by 30%, bringing safety benefits for the tire fitter, less risk of tire damage, and a better wheel tire seal. This new rim is already a standard fit for New Holland on some of their biggest machines.

IRRIGATOR tire supports better crop growth — Titan customers in Latin America recognized the Titan IRRIGATOR as the premium option for irrigation pivots. The tire minimizes soil damage, supporting better crop growth and improving yields.

More LSW sizes in Latin America — Titan Pneus (Tire) in Latin America introduced new sizes in LSW1100/35R32 and LSW1250/35R46 to help meet market demands. Nearly 600 machines in the region are outfitted with LSW technology products.

50+ NEW TIRE OPTIONS 🇺🇸

Between new tire lines and tire line expansions, the North American Tire Division R&D and product development teams have released more than 50 new tire options in 2024.



Earthmoving, Mining, and Construction

Titan manufactures wheels, tires, components, and undercarriage systems for the off-the-road (OTR) earthmoving, mining, military, construction, road building, and forestry markets. In the EMC segment, we remain committed to innovation, sustainability, and elevated dealer support. To ensure we meet the evolving needs of these industries, we continue to expand product offerings and strengthen partnerships with **dealers and original equipment manufacturers (OEMs)**.

TIMBERGRIP AND TIMBERTRAC TESTING CO-DEVELOPMENT

In 2024, we reached significant milestones through collaboration between the Titan R&D teams in America and Brazil, leading to the testing of our innovative TimberGrip and TimberTrac forestry forwarder tire lines. The TimberGrip, specifically, is now undergoing third-party review and is designed to cater to the unique demands of the forestry and sugar cane industries.

Our expanded forestry offerings were showcased at the American Loggers Council Annual Meeting in October 2024 and previewed at Titan University 2025. This strategic expansion reaffirms our commitment to providing tailored solutions for critical industries.

2024 At a Glance



NET SALES 2024
$583
MILLION



SALES



$510	$693	$807	$688	$583
2020	2021	2022	2023	2024

MILLIONS
$1000 / $800 / $600 / $400 / $200 / $0

GROSS MARGIN



10.1%	12.1%	16.8%	16.1%	10.8%
2020	2021	2022	2023	2024

18% / 16% / 14% / 12% / 10% / 8%

> Our field service and support team are experts with earthmover tires and wheels, providing unparalleled onsite assistance in surveys, evaluations, and diagnostics for the assembly performance. This positions us as a key resource for partners, reducing downtime and enhancing operational efficiency."

PETE KEARNEY
Global Director, Mining Tires & Wheels

Global Wins



TRUST ITM® TECHNOLOGY STREAMLINES UNDERCARRIAGE MAINTENANCE

ITM is leading the digital transformation in the industry with TRUST ITM, an innovative monitoring system designed for cloud-based, remote undercarriage monitoring. This system not only enhances self-driving machinery but also maximizes uptime, operational efficiency, productivity, and operator safety.

Using wireless sensors and IoT technology, TRUST ITM provides key component parameters in real time through the TrackAdvice® platform — a proprietary software developed by ITM for optimal undercarriage management.

Global Wins (cont.)



CUSTOMER FEEDBACK A CATALYST FOR NEW TGS2 SIZES

Responding to dealer feedback regarding overloaded tires on graders, Titan swiftly introduced a dual-rated 2-star upgrade in 2024 for the TGS2 line for the 17.5R25 and 14.00R24 sizes. This upgrade increases load capacity without needing a larger tire size, making it ideal for seasonal grader applications with attachments. Following positive initial reception, Titan plans to expand the dual-rated 2-star offering to the 20.5R25 size.

INCREASE IN STTR SALES

The Steel Titan Tire Radial (STTR) line offers customers a dependable solution for heavy-duty equipment, and **in 2024 STTR tire sales increased by nearly 22%.** Whether in muddy fields or uneven construction sites, these steel-on-steel type tires are engineered to deliver consistent performance and enhance operational efficiency.



22% INCREASE IN STTR SALES

CERTIFIED EXCELLENT BY CATERPILLAR

Titan Pneus (Tire) in Latin America was awarded the Caterpillar Excellence Level Certification in 2024. The highest certification given by Caterpillar, this achievement recognizes outstanding performance and operations.



TITAN



ITM EXPANDS SMART TECHNOLOGY SOLUTIONS BUSINESS UNIT IN ITALY AND SPAIN

In Italy, the ITM team is prioritizing the research and development of a wear sensor for rollers, which will enhance the range of digital components. In Spain, market coverage of TRUST ITM Technology has expanded through a partnership with a major contractor.

PROMISING GLOBAL GROWTH FOR ITM

ITM has secured multiple OEM wins and expanded market share across multiple regions in 2024:

- **North America —** established a new partnership with a major Canadian dealer to expand its mining presence.

- **Germany —** secured two new marine customers and doubled the revenue with an existing naval customer. These are essential steps to strengthen ITM's position in the maritime industry, which encompasses shipping, shipbuilding, port operations, and related services.

- **Turkey —** won its first contract in the Turkish market, initiating a collaboration with a local customer that will continue to develop in 2025.

- **Italy —** collaborated with two major global leaders in earthmoving machine manufacturing to develop machine prototypes. ITM has also expanded into the automotive sector with a partnership with one of the world's most renowned companies as a supplier of forged parts.

- **Mongolia, Saudi Arabia, Serbia, and Ukraine —** won several tenders to supply undercarriage components for some of the most important, essential mines in these countries.

> Being a leader in our industry means putting the customer at the center, offering an integrated ecosystem of solutions and services that accompany the entire lifecycle of the undercarriage—from design and use to take-back and recycling. Our goal is to ensure reliability, sustainability, and long-term value."

CECILIA LA MANNA
CEO, ITM Group

Product and Innovation Highlights



the use of special equipment, which simplifies maintenance and increases operator safety.

- **Engineered top bias lines for steel industry —** Titan re-engineered the ND LCM 150 33.5-33 and CM 150 37.25-35 sizes with higher ply ratings, enhancing performance and durability for demanding steel mill and forestry applications. An updated tread compound improves wear rate and cut mitigation, particularly for log stacker application—driving increased performance. Titan continues to be dedicated to supporting the steel industry with products that perform in some of the most severe load conditions and harshest environments.

- **Ground Force Launch in Europe —** The new Carlstar Ground Force 850E excavator tires were launched this year to European markets. This steel belted tire is designed with a 24 ply-rating construction for maximum puncture resistance, and an open V-shape tread to ensure optimal pull-force stabilization.

- **Patented "easy master pin" system —** ITM developed its new "easy master pin" system in 2024. It is designed to install chains without

- **TerraFlex introduced for EMEA —** Titan TerraFlex forestry tires, built for the Eastern European region, are engineered for rugged performance in challenging terrains. The 700/50-26.5 TerraFlex tire was released in 2024, providing exceptional traction and durability.

- **Oil-free "eco-roller" from ITM —** A patented innovation, the oil-free "eco-roller" eliminates traditional lubrication needs. This reduces overall environmental impact and downtime while ensuring excellent performance, even under the harshest working conditions.

- **Continued Digital Automatic Coupler (DAC) project —** A type of railway coupling, DAC offers fast, efficient coupling, safer operation, and enables automation capabilities. ITM plans to continue its DAC project, especially following Europe's vision for sustainable rail transport and mobility network.





- **First earthmover tire produced in Latin America —** The first E-4 tire produced in Latin America was introduced to the Brazilian market. Before this launch, the team installed 74-inch and 75-inch presses, and relocated the 85-inch presses to optimize capacity. The new earthmover tires are projected to outperform competitors in the current field test by nearly 200 hours.

- **Underground Mining Super Smooth (UMS) Tire Outperforms Competitors —** Titan Latin America customers are using the Titan UMS tire in some of the harshest underground mining conditions in Peru, consistently outperforming Tier 1 competitors. In documented tests, Titan is a better option for both dollars-per-hour and in total hours run.

BUILT FOR THE WORLD'S TOUGHEST JOBS

Whether mining, forestry, or excavation, Titan continues to meet the demands of the most extreme applications. With product launches across the globe, Titan is helping customers maintain uptime and integrate new technologies.



Consumer

In 2024, Titan made significant progress in the consumer market with the **pivotal acquisition of The Carlstar Group** in February. This addition has enhanced our product portfolio and expanded distribution capabilities worldwide, helping Titan become a one-stop shop in the specialty tire and wheel market. **This acquisition boosted Titan's OEM and aftermarket business, and opened new opportunities in the rental equipment space.**

NEW RETAIL PARTNER BRINGS AGGRESSIVE GROWTH 🇺🇸

The MudMixer, a portable electric concrete mixer, has revolutionized material mixing since its introduction two years ago. Partnering with Titan's Marastar brand, sales have skyrocketed, proving its innovative design and value. Its unique two-phase infusion system delivers a continuous flow of perfectly mixed materials, handling over 40 bags per hour. Durable, versatile, and easy to use, the patented MudMixer is an efficient solution for professionals and DIYers.

2024 At a Glance



NET SALES 2024
$474
MILLION



SALES

MILLIONS

$500	
$400	$474
$300	
$200	$170
$100	$115 $137 $154
$0	
	2020 2021 2022 2023 2024

GROSS MARGIN

24%	
21%	20.9% 21.2%
18%	18.5%
15%	
12%	13.1%
9%	9.6%
	2020 2021 2022 2023 2024

Global Wins

CARLSTAR GROUP ACQUISITION

The acquisition of The Carlstar Group was a transformative milestone for Titan, strengthening and diversifying its product portfolio and distribution channels. As a leading manufacturer of specialty wheels and tires, the acquisition has positioned Titan as a true "one-stop shop" for the specialty tire and wheel market.

This addition has enhanced Titan's global manufacturing and distribution capabilities through the additional four manufacturing and 12 distribution facilities, enabling Titan to better serve customers worldwide. It has also strengthened opportunities in the rental market with key partners like United Rentals, Hertz, and U-Haul.



ON-ROAD MEDIUM TRUCK TIRES IN LATIN AMERICA

The Titan team in Latin America remains dedicated to its medium truck tire segment, where they've established a strong reputation based on exceptional tire performance as well as their effective retread process.



Global Wins (cont.)



DRIVING GROWTH AND SPEED FOR HIGH-SPEED TRAILER TIRES

This year, our engineering teams performed the most benchmark testing on high-speed trailer products than in the last five years. The Radial Trail HD tire line was expanded to include two new sizes—ST235/80R16 and ST255/85R16—and improve the speed rating to 87 mph. The 16-inch size offering was also optimized, improving performance by 50% and making it the fastest-growing size in the market. In addition, Carlstar CSL 16 tire sales grew 12%—an impressive achievement in an industry that typically sees 3-5% growth.

Titan's domestic inventory was a key competitive advantage in 2024, providing immediate availability while competitors faced challenges with container-direct models or limited manufacturing capacity.

250+ OPE OEMs

STRENGTHENED OPE MARKET PRESENCE

The addition of the Carlstar brand has enabled Titan to serve more than 250 OEMs in the outdoor power equipment (OPE) segment, including key partners like Stanley Black & Decker and The Toro Company.







OPE PRODUCT LAUNCHES

Carlstar released several new tread patterns for lawnmower tires, including the **Versa Trac, Grasszilla, and Invictus**. The Versa Turf line was also expanded to include six new sizes: 14-17.5, 17.5L-24, 25x8.50R14, 29.5x10R16.5, 43x16-20, and 12R16.5.

NEW GOODYEAR FARM TIRE BRANDED OPE OPTION

The Goodyear Softrac Pro, an all-season tire designed specifically for commercial lawn mowers, was introduced this year. It features a wider footprint and S-shaped tread blocks to enhance stability and durability, and five sizes are available now for Titan and Goodyear Farm Tire aftermarket dealers and OEM customers for pre-order.



Further technological developments include the introduction of VPO Technology at Equip Exposition in 2024. Designed to meet growing demand for alternatives to traditional airless polyurethane spoke wheels and tweel wheels, VPO Technology allows machinery to operate at various inflation pressures—even down to zero psi—while delivering flat-proof reliability and shock-absorbing properties. VPO Technology is available with the Invictus and Turf Master tread patterns, with the Smooth tread option coming in 2025.

"

We first developed VPO technology for military applications. It has since been tested extensively with Polaris and is now adapted for consumer use. We put a lot of thought and passion into the product design with function at the forefront—the cool, aggressive-looking appearance of the Invictus tread is a bonus."

CHRIS DAUM
General Manager of Outdoor Power Equipment Tires

Global Wins (cont.)





TOP TIER POWERSPORTS ATV/UTV BRAND

GROWING MILITARY OPPORTUNITIES

In 2024, Titan achieved significant progress in the military sector, forging strong relationships that opened promising sales opportunities. **Our engagements with key military personnel have solidified our reputation as a trusted supplier.** This year, our engineering team focused on innovative wheel designs for an upcoming military vehicle, aligning with the military's plan to improve their fleet over the next decade. This initiative highlights our commitment to enhancing defense capabilities.

Looking ahead, Titan is well-positioned to capitalize on growth opportunities in the military sector.

TIER 1 WINS AND PRODUCT EXPANSIONS ACCELERATE POWERSPORTS GROWTH

In powersports, several size additions were introduced for Carlstar branded 489XD and the ITP branded Coyote, Tenacity, and Terra Hook tires. These key size expansions are tailored to meet the demands of today's ATV/UTV market, featuring popular tread designs for enhanced performance.

As a testament to product performance, the ITP Cryptid tire will be included on a special edition UTV from a Tier 1 Powersports OEM. Additionally, the ITP Tenacity tire was adopted by a flagship sport UTV from another Tier 1 OEM.

Overall, ITP made significant contributions to Titan's portfolio in 2024:

+ First introduced in September 2023, the ITP Intersect saw significant customer adoption in 2024. An 8-ply radial tire design for UTVs and SxS vehicles, it provides enhanced grip and exceptional off-road performance in all-terrain conditions.

+ Two new sizes of the ITP SD10 bead lock wheel were introduced—15-inch and 16-inch—offering an industry-leading load rating of 1300 lbs. This durability makes it ideal for hardcore outdoor enthusiasts and is a perfect fit for the Can-Am flagship Maverick R sport UTV.

TIRES FOR ATV, SNOW- AND SWAMP-GOING VEHICLES RELEASED IN EUROPE

The engineering and product development teams released two new sizes in the TITAN 789 M/T tire line. Additionally, two new tires were introduced in 2024 for snow- and swamp-going vehicles.



PAGE INTENTIONALLY LEFT BLANK

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 10-K

☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

or

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-12936
TITAN INTERNATIONAL, INC.
(Exact name of registrant as specified in its charter)

Delaware	36-3228472
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
1525 Kautz Road, Suite 600, West Chicago, IL 60185	**(630) 377-0486**
(Address of principal executive offices)	(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common stock, $0.0001 par value	TWI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined by Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company", and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☑	Non-accelerated filer	☐
		Smaller reporting company	☐	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the shares of common stock of the registrant held by non-affiliates as of June 30, 2024, was approximately $360 million based upon the last reported sale price of the common stock on the New York Stock Exchange on June 30, 2024.

Indicate the number of shares of Titan International, Inc. outstanding: 63,197,710 shares of common stock, $0.0001 par value, as of February 18, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 Annual Meeting of Stockholders are incorporated by reference into Part III of this Form 10-K.

TITAN INTERNATIONAL, INC.
Table of Contents to Annual Report on Form 10-K

NOTE ON FORWARD-LOOKING STATEMENTS

This Form 10-K contains forward-looking statements, which are covered by the "Safe Harbor for Forward-Looking Statements" provided by the Private Securities Litigation Reform Act of 1995. Readers can identify these statements by the fact that they do not relate strictly to historical or current facts. Titan International, Inc. (together with its subsidiaries "Titan" or the "Company") has tried to identify forward-looking statements in this report by using words such as "anticipates," "estimates," "expects," "intends," "plans," and "believes," and similar expressions or future or conditional verbs such as "will," "should," "would," "may," and "could." These forward-looking statements include, among other items, statements relating to the following:

• the Company's future financial performance;

• anticipated trends in the Company's business;

• expectations with respect to the end-user markets into which the Company sells its products (including agricultural equipment, earthmoving/construction equipment, and consumer products);

• future expenditures for capital projects and future stock repurchases;

• the Company's ability to continue to control costs and maintain quality;

• possible changes in domestic and international laws and policies, including the potential imposition of tariffs by various governments on imported goods;

• the Company's ability to meet conditions of loan agreements, indentures and other financing documents;

• the Company's business strategies, including its intention to introduce new products;

• expectations concerning the performance and success of the Company's existing and new products; and

• the Company's intention to consider and pursue acquisition and divestiture opportunities and the expectations related to acquisitions that the Company has recently effected, in particular the acquisition of The Carlstar Group, LLC ("Carlstar"), which could significantly impact the Company's financial results if actual results from the Carlstar acquisition differ from anticipated results.

Readers of this Form 10-K should understand that these forward-looking statements are based on the Company's current expectations and assumptions about future events and are subject to a number of risks, uncertainties, and changes in circumstances that are difficult to predict, including those described in "Item 1A – Risk Factors" in Part I of this Form 10-K, certain of which are beyond the Company's control.

Actual results could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various factors, including:

• the effect of the geopolitical instability resulting from the military conflicts between Russia and Ukraine on our Russian and global operations, and between Israel and Hamas on increased costs and ancillary impacts on our global operations;

• Uncertainties from political or electoral changes in the United States, Europe and elsewhere, including the possible imposition of tariffs by various countries on imported goods;

• the effect of a recession or depression on the Company and its customers and suppliers;

• the effect of the market demand cycles on the Company's sales, which may have significant fluctuations;

• changes in the Company's end-user markets into which the Company sells its products as a result of domestic and world economic or regulatory influences or otherwise;

• changes in the marketplace, including new products and pricing changes by the Company's competitors;

• the Company's ability to maintain satisfactory labor relations;

• the Company's ability to operate in accordance with its business plan and strategies;

• unfavorable outcomes of legal proceedings;

• the Company's ability to comply with current or future regulations applicable to the Company's business and the industry in which it competes or any actions taken or orders issued by regulatory authorities;

• availability and price of raw materials;

• availability and price of supply chain logistics and freight;

• levels of operating efficiencies;

- the effects of the Company's indebtedness and its compliance with the terms of its various indentures and credit agreements;

- changes in the interest rate environment and their effects on the Company's outstanding indebtedness;

- unfavorable product liability and warranty claims;

- actions of domestic and foreign governments, including the imposition of additional tariffs and approval of tax credits or other incentives;

- geopolitical and economic uncertainties relating to the countries in which the Company operates or does business;

- risks associated with acquisitions, including difficulty in integrating operations and personnel, disruption of ongoing business, and increased expenses;

- results of investments, and the realization of projected synergies;

- the effects of potential processes to explore various strategic transactions, including potential dispositions;

- fluctuations in currency translations;

- climate change and related laws and regulations;

- risks associated with environmental laws and regulations and increased attention to ESG matters;

- risks related to the Company's previously announced intention to negotiate a possible increase in the amount of the Company's common stock that American Industrial Partners and its affiliates may acquire under the Stockholders Agreement dated February 29, 2024 executed in connection with the Carlstar acquisition, and the termination of the standstill under that agreement following the Company's 2025 annual meeting of stockholders, as well as the impact of any sales of the Company's shares held by affiliates of American Industrial Partners pursuant to the Form S-3 registration statement filed with and declared effective by the Securities and Exchange Commission (the "SEC");

- risks relating to our manufacturing facilities, including that any of our material facilities may become inoperable; and

- risks related to financial reporting, internal controls, tax accounting, and information systems, including cybersecurity threats.

Any changes in these factors could lead to significantly different results. Any assumptions that are inaccurate or do not prove to be correct could have a material adverse effect on the Company's ability to achieve the results as indicated in forward-looking statements. Forward-looking statements speak only as of the date of this report. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information and assumptions contained in this document will in fact transpire. The reader should not place undue reliance on the forward-looking statements included in this report or that may be made elsewhere from time to time by the Company, or on its behalf. All forward-looking statements attributable to Titan are expressly qualified by these cautionary statements.

PART I

ITEM 1 – BUSINESS

OVERVIEW
Titan, is a global wheel, tire, and undercarriage industrial manufacturer and supplier that services customers across the globe. Titan traces its roots to the Electric Wheel Company in Quincy, Illinois, which was founded in 1890. Titan was originally incorporated in 1983 and has increased its global footprint and enhanced product offerings through major acquisitions which include the following:

- 2005 - The Goodyear Tire & Rubber Company's North American farm tire assets
- 2006 - Off-the-road ("OTR") tire assets of Continental Tire North America
- 2011 - The Goodyear Tire & Rubber Company's Latin American farm tire business
- 2013/2014 - A noncontrolling interest in Voltyre-Prom, a leading producer of agricultural and industrial tires, which owns and operates an over two million square foot manufacturing facility located in Volgograd, Russia
- 2019 - An additional 21.4% interest in Voltyre-Prom (from 42.9% to 64.3%) resulting in controlling interest
- 2024 - Acquisition of Carlstar, a global manufacturer and distributor of wheels and tires for a variety of end-market verticals including outdoor power equipment, power sports, trailers, and small to midsize agricultural and construction equipment.

As a leading manufacturer in the off-highway industry, Titan produces a broad range of products to meet the specifications of original equipment manufacturers ("OEMs") and aftermarket customers in the agricultural, earthmoving/construction, and consumer markets. Titan manufactures and sells certain tires under the Goodyear Farm Tire, Titan Tire, Carlstar and Voltyre-Prom Tire brands and has complete research and development facilities to validate tire and wheel designs. Carlstar sells tire products under the Carlisle® brand under a long-term license agreement that expires in 2033 and also sells tires under other recognized brand names, including ITP®, Trail Wolf®, Links®, USA Trail® and Carlisle Radial Trail HD™ highway trailer tires.

BUSINESS SEGMENTS

Titan designs and manufactures products for OEMs and aftermarket customers in the agricultural, earthmoving/construction, and consumer markets. For additional information concerning the revenues, expenses, income from operations, and assets attributable to each of the segments in which the Company operates, see Note 25 to our consolidated financial statements.

AGRICULTURAL SEGMENT

Titan's agricultural wheels, tires, and components are manufactured for use on various agricultural equipment, including tractors, combines, skidders, plows, planters, and irrigation equipment, and are sold directly to OEMs and to the aftermarket through independent distributors, equipment dealers, and Titan's distribution centers. The wheels range in diameter from nine inches to 54 inches, with the 54-inch diameter being the largest agricultural wheel manufactured in North America. Basic configurations are combined with distinct variations (such as different centers and a wide range of material thickness) allowing the Company to offer a broad line of products to meet customer specifications. Titan's agricultural tires range from approximately one foot to approximately seven feet in outside diameter and from five inches to 55 inches in width. Agricultural tires are offered under the Goodyear Farm Tire, Titan Tire, Carlstar, ACES and Voltyre-Prom brands with a full portfolio of sizes, load carrying capabilities, and tread patterns necessary for the markets served. The Company offers the added value of delivering a complete wheel and tire assembly to OEM and aftermarket customers.

EARTHMOVING/CONSTRUCTION SEGMENT

The Company manufactures wheels, tires, and undercarriage systems and components for various types of OTR earthmoving, mining, military, construction, and forestry equipment, including skid steers, aerial lifts, cranes, graders and levelers, scrapers, self-propelled shovel loaders, articulated dump trucks, load transporters, haul trucks, backhoe loaders, crawler tractors, lattice cranes, shovels, and hydraulic excavators. The Company provides OEM and aftermarket customers with a broad range of earthmoving/construction wheels ranging in diameter from 15 to 63 inches and in weight from 125 pounds to 7,000 pounds. The 63-inch diameter wheel is the largest manufactured for the global earthmoving/construction market. Titan's earthmoving/construction tires are offered in the Titan brand and range from approximately three feet to approximately 13 feet in outside diameter and in weight from 50 pounds to 12,500 pounds. Earthmoving/construction tires offered by Titan serve virtually every off-road application in the industry with some of the highest load requirements in the most severe applications. The Company also offers the added value of wheel and tire assembly for certain applications in the earthmoving/construction segment.

CONSUMER SEGMENT

In February 2024, Titan acquired Carlstar, which is a global manufacturer and distributor of wheels and tires for a variety of end-market verticals including outdoor power equipment, power sports, and high speed trailers. Carlstar is primarily concentrated in the consumer segment, but also manufactures and sells small to midsize agricultural tires. Products are offered in Carlstar, ITP, Black Rock, and Unique brands with portfolios commensurate to supporting these markets. The Company also offers the added value of wheel and tire assembly for many of these products to select OEM customers.

Titan manufactures bias truck tires in Latin America and light truck tires in Russia. Titan also offers select products for ATVs, side-by-sides, rock climbers, and turf, and has recently expanded its offering into the lawn and garden segment with a major OE customer. This segment also includes sales that do not readily fall into the Company's other segments, such as custom rubber stock mixing sales to a variety of OEMs in tangential industries.

COMPETITIVE STRENGTHS

Titan's strong market position in the off-highway wheel, tire, and undercarriage market and its long-term core customer relationships contribute to the Company's competitive strengths. Titan's production of both wheels and tires enables the Company to provide a one-stop solution for its customers' wheel and tire assembly needs. These strengths, along with Titan's dedication to the off-highway equipment market, continue to drive the Company forward.

- **Strong Market Position**

As a result of Titan's offering of a broad range of specialized wheels, tires, assemblies, and undercarriage systems and components, Titan is a leader in the global off-highway market. Through an extensive dealer network and sales force, the Company is able to reach an increasing number of aftermarket and OEM customers which builds Titan's image and brand recognition. The Company's production of the Goodyear Farm Tire brand in North America, Latin America, Europe, the Middle East and Africa contributes to overall visibility and customer confidence. Years of product design and engineering experience have enabled Titan to improve existing products and develop new ones, such as Low Sidewall (LSW®), which have been well received in the marketplace. Titan believes it has benefited from significant barriers to entry, such as the substantial investment necessary to replicate the Company's manufacturing equipment and numerous tools, dies and molds, many of which are used in custom processes.

- **Wheel and Tire Manufacturing Capabilities**

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-highway assemblies in North America. Both standard and LSW assemblies are primarily delivered as a single, complete unit based on each customer's specific requirements. Titan offers this value-added service for wheel and tire assemblies for the agricultural, earthmoving/construction, and consumer segments.

- **Long-Term Core Customer Relationships**

The Company's top customers, including global leaders in agricultural and construction equipment manufacturing, have been purchasing products from Titan or its predecessors for numerous years. Customers including AGCO Corporation, Caterpillar Inc., CNH Global N.V., Deere & Company, Hitachi, Ltd., Kubota Corporation, Liebherr, and Volvo have helped sustain Titan's market leading position in wheel, tire, assembly, and undercarriage products.

BUSINESS STRATEGY

We are the worldwide leader in manufacturing and distribution of wheels, tires, assemblies and undercarriage products and serve our customers' needs through product innovation and quality service in the Company's key markets: agriculture, earthmoving/construction, and consumer. Other strategic considerations include:

- **Tire Technology**

The Company has developed an LSW tire technology, featuring a larger rim diameter and a smaller sidewall than standard tires. With LSW tire technology, which has been widely adopted within the automotive industry, users experience reduced power hop, road lope, soil compaction, and fuel consumption as well as improved safety and performance. Both power hop and road lope can disturb ride quality and impede equipment performance. The benefits correspond to Titan's markets through superior comfort, ride and fuel economy. Our LSW proprietary larger footprint agricultural products provide a framework for expansion of carbon sinks, reducing soil compaction and improving soil health. Reduced soil compaction from the larger footprint of the LSW product requires less tillage thus reducing the release of carbon dioxide, a greenhouse gas. Titan continues to enhance the LSW technology and expand its LSW product and other tire offerings in both the agricultural and construction segments.

- **Increase Aftermarket Tire Business**

The Company has concentrated on increasing Titan's presence in the tire aftermarket, which historically has been somewhat less cyclical than the OEM market. The aftermarket also offers the potential for higher profit margins and is a larger market. Titan's strategy to enhance the Company's aftermarket platform focuses on improving the customer experience and product positioning in key sales markets. To support this strategy, the Company has a dedicated salesforce for the tire aftermarket.

- **Improve Operating Efficiencies**

The Company regularly works to improve the operating efficiency of assets and manufacturing facilities. Titan integrates each facility's strengths through, among other things, transfer of equipment and business to the facilities that are best equipped to handle the work, which enables Titan to increase utilization and spread operating costs over a greater volume of products. Titan continues to implement a comprehensive program to refurbish, modernize, and enhance the technology of its manufacturing equipment. Titan has also made investments to streamline processes, increase productivity, and lower costs in the selling, general and administrative areas.

- **Enhance Design Capabilities and New Product Development**

Equipment manufacturers constantly face changing industry dynamics. Titan directs its business and marketing strategy to understand and address the needs of customers and demonstrate the advantages of products. In particular, the Company often collaborates with customers in the design of new and enhanced products and recommends modified products to customers based on the Company's own market information. These value-added services enhance Titan's relationships with customers. The Company tests new designs and technologies and develops manufacturing methods to improve product quality, performance, and cost.

- **Reduction of Non-Core Assets and Other Strategic Considerations**

The Company has reduced non-core assets and continues to explore ways to improve underperforming assets in an effort to improve cash flow and working capital and reduce debt. In March 2022, the Company sold its Australian wheel business to OTR Tyres. The sale included gross proceeds and cash repatriated of approximately $17.5 million, and the assumption by OTR Tyres of all liabilities, including employee and lease obligations.

The Company's expertise in the manufacture of off-highway wheels, tires, and undercarriage systems and components has permitted it to take advantage of opportunities to acquire businesses that complement this product line. In the future, Titan may consider strategic partnerships, joint ventures or make additional strategic acquisitions of businesses that have an off-highway focus. The Company continually explores worldwide opportunities to expand its manufacturing and distribution capabilities in order to serve new and existing geographies.

SUSTAINABILITY

Titan is committed to being a positive force in the lives of our employees, and customers and in the communities in which they work and live. The Company has made significant progress on the environmental, social and governance ("ESG") areas by creating and updating various policies, preparing new forms of monitoring, and expanding disclosure of data regarding operations.

The protection of the environment is a core value at Titan. We are dedicated to the continual improvement of environmental performance of our global operations. In 2021, Titan solidified these values becoming a signatory of the United National Global Compact, a set of international principles focusing on universal human rights, labor, the environment, and anti-corruption. From there, we began revisiting our policies and adopted both new policies and updates to existing policies which reflect these core values. With each of these updates, we have taken a stand against child and forced labor, harassment and discrimination at any of our sites or supplier or contractor sites. We intend to adhere to these ethical standards and follow outlined procedures for any infraction.

Titan works toward continuous improvement in considering our impact on the environment. Whether it is creating tires that reduce soil compaction, which also help our customers increase yield, closely tracking our business operations to identify opportunities to reduce the use of certain solvents, finding uses for recycled materials or discovering new ways to design our facilities more sustainably, we are committed to making ongoing strides toward lessening our impact on our world.

As part of our commitment to the environment, Titan has Environmental Management Systems in place across many of our global facilities. Our systems monitor and track energy consumption, waste management, pollution prevention, emissions control and overall environmental health throughout our footprint, which enables us to measure and continuously improve environmental performance. We also conduct routine internal environmental assessment audits at our facilities. Currently 17 of our locations are ISO 14001 certified, making up 45% of our facility footprint. We continue to strive for efficiency and operational improvements to lessen our impact on the environment.

HUMAN CAPITAL

The Company's key human capital management objectives are to attract, retain and develop talent to deliver on the Company's strategy. To support these objectives, the Company's human capital programs are designed to keep people safe and healthy, develop talent to prepare them for critical roles and leadership positions, and facilitate internal talent mobility.

Titan is committed to maintaining a diverse, equitable, inclusive, and safe workplace, where employees feel comfortable and encouraged to bring their whole selves to work. We value having a diverse range of backgrounds, talents, perspectives, cultures, and experiences and believe it enables us to make connections and understand our customer needs across the globe. We are committed to providing a workplace where all Titan employees work without fear of discrimination or harassment and are confident that all employment decisions are based entirely on individual merit. Titan believes that genuine diversity drives strategic advantage and contributes to the achievement of our corporate objectives. It enables Titan to attract people with the best skills and attributes, and to develop a workforce selected from all available talent, whose diversity reflects that of the customers and communities in which we serve.

The Company focuses on the following in managing its human capital:

Health and safety: We have a safety program that focuses on implementing management systems, policies and training programs and performing assessments to evaluate whether workers are trained properly and help prevent injuries and incidents. Our employees are empowered with stop-work authority which enables them to immediately stop any unsafe or potentially hazardous working condition or behavior they may observe. We utilize a mixture of indicators to assess the safety performance

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of our operations, including total recordable injury rate, preventable motor vehicle incidents per million miles, corrective actions and near miss frequency. We also recognize outstanding safety behaviors through our annual awards program. Importantly, during the COVID-19 pandemic, our continuing focus on health and safety enabled us to preserve business continuity without sacrificing our commitment to keeping our colleagues safe.

Compensation programs and employee benefits: Our compensation and benefits programs provide a package designed to attract, retain and motivate employees. In addition to competitive base salaries, the Company provides a variety of short-term, long-term and commission-based incentive compensation programs to reward performance relative to key financial, human capital and customer experience metrics. We offer comprehensive benefit options including retirement savings plans, medical insurance, prescription drug benefits, dental insurance, vision insurance, accident and critical illness insurance, life and disability insurance, health savings accounts, flexible spending accounts, legal insurance, auto/home insurance and identity theft insurance. Additionally, we have conducted company-wide stock grant programs for employees with the most recent grant program occurring in March 2024.

Employee experience and retention: To evaluate the success of our employee experience and retention efforts, we monitor a number of employee measures, such as employee retention, internal promotions and referrals. We host town hall meetings that are designed to provide an open and frequent line of communication for all employees and to engage with our full team.

Training and development: The Company is committed to the continued development of its people. We also offer various training and development programs, including an undergraduate tuition assistance program. Our employee evaluation process encourages performance and development check-ins throughout the year to provide for development across the Company.

EMPLOYEES
At December 31, 2024, the Company employed approximately 8,303 people worldwide, including approximately 5,284 located outside the United States.

At December 31, 2024, the employees at each of the Company's Bryan, Ohio; Freeport, Illinois; and Des Moines, Iowa facilities, which collectively account for approximately 30% of the Company's U.S. employees, are covered by collective bargaining agreements, which was renewed in January 2025 and will expire on November 16, 2028.

Outside the United States, the Company enters into employment agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements generally correspond in each case with the required or customary terms in the subject jurisdiction.

COMPETITION
The Company competes with several domestic and international companies, some of which are larger and have greater financial and marketing resources than Titan. The Company believes it is a primary source of steel wheels to the majority of its North American customers. Major competitors in the off-highway wheel market include Accuride, Gianetti, Moveero, Jantsa, Kenda, Maxin, OTR, Pronar, Rimex, Trelleborg Group, Topy Industries, Ltd, Wanda and Wheels India Limited. Significant competitors in the off-highway tire market include Alliance Tire Company Ltd., Balkrishna Industries Limited (BKT), Bridgestone/Firestone, Michelin, Mitas a.s., and Pirelli. Significant competitors in the undercarriage market include Berco and Caterpillar.
The Company competes on the basis of price, quality, sales support, customer service, design capability, and delivery time. The Company's position of manufacturing both the wheel and the tire allows Titan to provide innovative assembly solutions for our customers, creating a competitive advantage in the marketplace. The Company's ability to compete with international competitors may be adversely affected by various factors, including currency fluctuations and tariffs imposed by domestic and foreign governments. Titan owns the molds and dies used to produce its wheels and tires. However, certain of the Company's OEM customers could elect to manufacture their own products to meet their requirements or to otherwise compete with the Company. The Company may be adversely affected by increased competition in the markets in which it operates, or competitors developing products that are more effective, less expensive, or otherwise rendering certain of Titan's products less competitive. From time to time, certain of the Company's competitors have reduced their prices in particular product categories, which has prompted Titan to reduce prices as well. There can be no assurance that competitors of the Company will not further reduce prices in the future or that any such reductions would not have a material adverse effect on the Company.

OPERATIONS

Titan's operations include manufacturing wheels, manufacturing tires, combining these wheels and tires into assemblies, and manufacturing undercarriage systems and components for use in the agricultural, earthmoving/construction, and consumer markets. These operations entail many manufacturing processes in order to complete the finished products.

- **Wheel Manufacturing Process**

Most agricultural wheels are produced using a rim and a center disc. A rim is produced by first cutting large steel sheets to required width and length specifications. These steel sections are rolled and welded to form a circular rim, which is flared and formed in the rollform operation. The majority of discs are manufactured using presses that both blank and form the center to specifications in multiple stage operations. The Company e-coats wheels using a multi-step process prior to the final paint top coating.

Large earthmoving/construction steel wheels are manufactured from hot and cold-rolled steel sections. Hot-rolled sections are generally used to increase cross section thickness in high stress areas of large diameter wheels. A special cold forming process for certain wheels is used to increase cross section thickness while reducing the number of wheel components. Rims are built from a series of hoops that are welded together to form a rim base. The complete rim base is made from either three or five separate parts that lock together after the rubber tire has been fitted to the wheel, the parts have been fully assembled, and the assembly inflated.

For most wheels in our consumer segment, the Company manufactures rims and center discs from rolled and flat steel. Rims are rolled and welded, and discs are stamped and formed from the sheets. The manufacturing process then entails welding the rims to the centers and painting the assembled product.

- **Tire Manufacturing Process**

The first stage in tire production is the mixing of rubber, carbon black, and chemicals to form various rubber compounds. These rubber compounds are then extruded and processed with textile or steel materials to make specific components. These components – beads (wire bundles that anchor the tire with the wheel), plies (layers of fabric that give the tire strength), belts (fabric or steel fabric wrapped under the tread in some tires), tread, and sidewall – are then assembled into an uncured tire carcass. The uncured carcass is placed into a press that molds and vulcanizes the carcass under set time, temperature, and pressure into a finished tire.

- **Wheel and Tire Assemblies**

The Company's position as a manufacturer of both wheels and tires allows Titan to mount and deliver one of the largest selections of off-highway assemblies in North America. Titan offers this value-added service of one-stop solution for wheel and tire assemblies for the agricultural, earthmoving/construction, and consumer segments. Both standard and LSW assemblies are delivered as a single, complete unit based on each customer's specific requirements.

- **Undercarriage Manufacturing Process**

The undercarriage components (track groups, track and carrier rollers, idler assemblies, and sprockets) are all manufactured from steel and produced according to the Company's specifications or if requested alternatively according to customer specification.

All tractor type track groups (up to 350 ton class) produced by the Company are built from five major parts: shoes, right and left hand links, pins, bushings and bolts and nuts. Shoes are manufactured from different shapes of hot rolled profiles (depending on application), sheared to length, and then heat treated for high wear bending and breaking resistance. Starting from 200 ton class excavator, shoes are either forged or casted. Tailor made special shaped shoes are obtained from heat treated steel cast in the Company foundry. Right and left hand links are die forged, hot trimmed, mass heat treated, pre-machined, induction hardened on rail surface for optimal wear and fatigue resistance, and finally machined. Pins are made from round bars that are cut, machined, heat treated, and surface finished. Bushings are generally cold extruded, pre-machined, mass heat treated by several thermal processes, carburizing or induction hardened or through hardened for wear resistance and optimal toughness and finish machined. All monobloc type track groups (250 ton class up) are high alloyed steel heavy castings, mass heat treated, induction hardened and machined to purpose in the Company foundry.

The lifetime lubricated and maintenance-free track and carrier rollers are assembled with three major components: single or double flange roller shells (typically hot forged in halves, deep hardened, friction or arc welded, and finish machined with metallurgical characteristics depending upon size and application), shafts (generally cut from bars or forged, mass heat treated, pre-machined, induction hardened, and ground) and casted brackets to fit the rollers onto the machine. The sealing of the rollers is generally obtained by Duo Cone Steel seals. Between shell and shaft there are sliding bearings or tapered roller bearing.

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The idler assemblies are also lifetime lubricated, for virtually no maintenance. They are offered with cast (single web or hollow design), forged (single web) or fabricated (welded) shells, depending on size and application, and feature induction-hardened tread surfaces for optimal wear resistance.

The sprockets, designed to transfer the machine driving loads from the final drive to the track, are produced cast or forged in several geometric options, depending upon size and application. They are also heat treated for wear resistance and cracking resistance.

The undercarriage systems, custom designed and produced by the Company, consist of a structural steel fabricated frame, all the undercarriage components mentioned above (track groups, track and carrier rollers, idler assemblies, and sprockets) and a final drive. They are completely assembled in house, for consistent quality.

The Company has implemented the digitalization of components such as rollers and chains. This technology, named "Trust" (TrackAdvice undercarriage smart technology) consists of embedding sensors inside the components, making them "intelligent" and able to provide real time data, supporting decisions on maintenance and effective use of the undercarriage. The sensors communicate via Bluetooth with a display, installed in the cabin of the operator and via cloud through a gateway installed on the machine. The data extracted from the embedded sensors are temperature, working hours, and information about vibration, speed, idling time and geo-localization of the machine. The full set of data is visible on a cloud-based Platform named TrackAdvice, where the end user can remotely monitor the status of its machines. Also, the system has been designed to send instant notifications in case of critical parameters are reached, making it a proactive system at service of the end users.

- **Quality Control**

The Company is ISO certified at all seven main domestic manufacturing facilities located in Aiken, South Carolina; Bryan, Ohio; Clinton, Tennessee; Des Moines, Iowa; Freeport, Illinois; Jackson, Tennessee; and Quincy, Illinois, as well as the majority of its foreign manufacturing facilities. The ISO series is a set of related and internationally recognized standards of management and quality assurance. The standards specify guidelines for establishing, documenting, and maintaining a system to ensure quality. The ISO certifications are a testament to Titan's dedication to providing quality products for its customers.

- **International Operations**

The Company operates manufacturing facilities outside of the United States in Latin America, Europe, and Asia and other international regions. For the year ended December 31, 2024, these regions contributed 16%, 25%, and 8% of the Company's net sales, respectively. For the year ended December 31, 2023, they accounted for 19%, 31% and 5% of net sales, respectively. For the year ended December 31, 2022, the contributions were 19%, 27% and 4% of net sales, respectively.

RAW MATERIALS

Steel, natural rubber, synthetic rubber, carbon black, bead wire, and fabric are the primary raw materials used by the Company. To help ensure a consistent steel supply, Titan purchases raw steel from various steel mills and maintains relationships with steel processors for steel preparation. The Company is not dependent on any single producer for its steel supply; however, some components do have limited suppliers. Rubber and other raw materials for tire manufacture represent some of the Company's largest commodity expenses. Titan has developed a procurement strategy and practice designed to mitigate price risk and lower cost. Titan buys rubber in markets where there are usually several sources of supply. In addition to the development of key domestic suppliers, the Company's strategic procurement plan includes international steel and rubber suppliers to assure competitive price and quality in the global marketplace. As is customary in the industry, the Company does not have long-term contracts for the purchase of steel or rubber and, therefore, purchases are subject to price fluctuations.

RESEARCH, DEVELOPMENT, AND ENGINEERING

The Company's research, development, and engineering staff tests original designs and technologies and develops new manufacturing methods to improve product performance. Titan's engineering and manufacturing resources are focused on designing quality products that address the needs of our customers and end-users across the markets that Titan serves. Titan's team of experienced engineers continuously work on new and improved engineered solutions that evolve with today's applications for the off-highway wheel, tire, and assembly markets. As a part of the design process, Titan seeks to be stewards of the environment through the adoption of eco-design principles, life cycle assessments, and evaluation of incorporating the use of recycled material and alternate environmentally friendly and sustainable raw materials where possible. Titan's advantage as both a wheel and tire manufacturer allows the Company to design, test, and bring to market innovative solutions to meet the specific needs of its customers. For example, Titan has developed the LSW technology, featuring a larger rim diameter and a smaller sidewall than standard tires, which helps reduce power hop, road lope and soil compaction, and provides improved safety and performance. Research and development (R&D) expenses are expensed as incurred. R&D costs were $16.5 million, $12.5 million, and $10.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

PATENTS, TRADEMARKS, AND ROYALTIES

The Company owns various patents. Due to the difficulty in predicting the interpretation of patent laws, the Company cannot anticipate or predict any material adverse effect on its operations, cash flows, or financial condition to the extent the Company is unable to protect its patents or should the Company be found to be infringing the patents of third parties.

The Company owns various national and international trademarks and trademark registrations. The Company has royalty-bearing trademark license agreements with The Goodyear Tire & Rubber Company ("Goodyear") to manufacture and sell certain tires under the Goodyear name. The licenses for farm tires cover sales in North America, Latin America, Europe, the Middle East, Africa, Russia, and other Commonwealth of Independent States (CIS) countries. These licenses expire in 2025 and is expected to be renewed with similar terms as the previous agreement. The Company and Goodyear are negotiating to renew the agreement and amend the farm tire licenses to include the countries of Australia and New Zealand. The Company also has a trademark license and knowhow license with Goodyear to manufacture and sell certain non-farm tire products in Mexico, Uruguay, and Brazil. These licenses expire in 2025 and is expected to be renewed with similar terms as the previous agreement. The countries of Bolivia and Paraguay were deleted from the original non-farm tire licenses. Additionally, the Company has a trademark license agreement with Carlisle Companies, Inc. ("Carlisle") to manufacture and sell certain tires under the Carlisle brand. This trademark license agreement is scheduled to expire in 2033.

CUSTOMERS

Titan's 10 largest customers accounted for 35% of net sales for the year ended December 31, 2024, and 40% of net sales for the year ended December 31, 2023. Net sales to Deere & Company in Titan's agricultural, earthmoving/construction, and consumer segments combined represented 11% and 13% of the Company's consolidated net sales for the years ended December 31, 2024 and 2023, respectively. No other customer accounted for 10% or more of Titan's net sales in 2024 and 2023. Management believes the Company is not dependent on any single customer; however, certain products are dependent on a few customers. While the loss of any substantial customer could impact Titan's business, the Company believes that its diverse product mix and customer base should minimize a longer-term impact caused by any such loss.

ORDER BACKLOG

The Company's backlog of orders is not considered material to, or a significant factor in, evaluating and understanding any of the Company's business segments or Titan's businesses considered as a whole.

MARKETING AND DISTRIBUTION

The Company employs an internal sales force and utilizes several manufacturing representative firms for sales in North America, Europe, Latin America, Asia, and other worldwide locations. Sales representatives are primarily organized within geographic regions.

Titan distributes wheels, tires, assemblies, and undercarriage systems directly to OEMs. The distribution of aftermarket tires occurs primarily through a network of independent and OEM-affiliated dealers, along with tire wholesalers.

SEASONALITY

Agricultural equipment sales are seasonal by nature. Farmers generally order equipment to be delivered before the growing season. Shipments to OEMs in the agricultural industry in the U.S. and Europe usually peak during the Company's first and second quarters for the spring planting period, while shipments in Latin America usually peak during the Company's second and third quarters for the fall planting period. Earthmoving/construction and consumer segments have historically experienced higher demand in the first and second quarters. These segments are affected by mining, building, economic conditions and various global commodity prices.

LAWS AND GOVERNMENTAL REGULATIONS

The Company's policy is to conduct its global operations in accordance with all applicable laws, regulations and other requirements. In the ordinary course of business, similar to other industrial manufacturing companies, Titan is subject to extensive and evolving federal, state, local, and international environmental laws and regulations. From time to time, the Company has incurred, and may in the future incur, costs and additional charges associated with environmental compliance and cleanup projects, including remediation activities. As appropriate, the Company makes provisions for the estimated financial impact of potential environmental cleanup activities. The Company's policy is to accrue environmental cleanup-related costs of a non-capital nature when those costs are believed to be probable and can be reasonably estimated. Expenditures that extend the life of the related property, or mitigate or prevent future environmental contamination, are capitalized. The Company does not currently anticipate any material capital expenditures for environmental control facilities. The quantification of environmental exposures requires an assessment of many factors, including changing laws and regulations, advances in environmental technologies, the quality of information available related to specific sites, the assessment stage of the site investigation, preliminary findings, and the length of time involved in remediation or settlement. Due to the difficult nature of predicting future environmental costs, the Company may not be able to anticipate or predict with certainty the potential material adverse effect on its operations, cash flows, or financial condition as a result of efforts to comply with, or any future liability under, environmental laws, regulations or other requirements.

AVAILABLE INFORMATION

The Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports are made available, without charge, through the Company's website located at www.titan-intl.com under "Investor Relations" as soon as reasonably practicable after they are filed with the SEC. You can also obtain copies of these materials by accessing the SEC's website at www.SEC.gov. The following documents are also posted on the Company's website:

- Corporate Governance Policy
- Code of Business Conduct
- Audit Committee Charter
- Compensation Committee Charter
- Nominating Committee Charter
- Corporate Governance Committee Charter
- Environmental and Social Commitment

You may obtain printed copies of these documents, without charge, by writing to: Titan International, Inc., c/o Corporate Secretary, 1525 Kautz Road, Suite 600, West Chicago, Illinois 60185.

The information on, or that may be accessed through, the aforementioned websites is not incorporated into this filing and should not be considered a part of this filing.

ITEM 1A – RISK FACTORS

The Company is subject to various risks and uncertainties that it believes are significant to our business. These risks relate to or arise out of the nature of the Company's business and overall business, economic, financial, legal, and other factors or conditions that may affect the Company. In addition to risks discussed elsewhere in this report, the following are factors that could, individually or in the aggregate, materially adversely affect the Company's business, financial condition and results of operations and cause the Company's actual results to differ from past results and/or those anticipated, estimated or projected. In addition, other risks not presently known to the Company or that the Company currently believes to be immaterial may also adversely affect the Company's business, financial condition and results of operations, perhaps materially. It is impossible to predict or identify all such risks and uncertainties and, as a result, you should not consider the following factors to be a complete discussion of all risks or uncertainties that may impact the Company's business, financial condition or results of operations.

Supplier and Raw Material Exposure
- **The Company is exposed to price fluctuations of key commodities.**
  The Company uses various raw materials, most significantly steel, natural rubber, synthetic rubber, carbon black, bead wire, and fabric in manufacturing its products across all of its market segments. The Company does not generally enter into long-term commodity contracts and does not use derivative commodity instruments to hedge exposures to commodity market price fluctuations. Therefore, the Company is exposed to price fluctuations of key commodities. In addition, our business is susceptible to increases in other costs such as energy and natural gas prices to run our

operating facilities as a result of factors beyond our control, including unfavorable weather conditions. Although the Company attempts to pass on certain material price and other cost increases to its customers, there is no assurance that the Company will be able to do so in the future. Any increase in the price of steel and rubber that is not passed on to customers could result in declining margins and have a material adverse effect on Titan's financial condition and results of operations. The Company is also exposed to reductions in pricing of key commodities which could result in declining margins due to the cost of inventory being held at higher costs than the expected selling price to the end customer.

- **Demand for global logistical services can negatively impact the cost of delivery to the end customer and unexpected delays in meeting delivery requirements to the end customer.**
  The Company uses various logistical providers and transportation methods including containers to transport its products to the end customers. The overall demand for containers depends largely on the rate of world trade and economic growth. The Company is exposed to significant price fluctuations on global shipping costs as well as uncertainty in terms of shipping delays as a result of the container demand and shortages. While the Company does attempt to pass on certain shipping and delivery related charges to its customer, there is no assurance that the Company will be able to do so into the future which could result in declining margins and have a material adverse effect on Titan's financial condition and results of operations.

- **The Company relies on a limited number of suppliers.**
  The Company currently relies on a limited number of suppliers for certain key commodities, which consist primarily of steel and rubber, in the manufacturing of Titan products. If the Company's suppliers are unable to provide raw materials to Titan in a timely manner, or are unable to meet our quality, quantity or cost requirements, the Company may not in all cases be able to promptly obtain substitute sources. Any extended delay in receiving critical materials could impair Titan's ability to deliver products to its customers. The loss of key suppliers, the inability to establish relationships with replacement suppliers, or the inability of Titan's suppliers to meet price, quality, quantity, and delivery requirements could have a significant adverse impact on the Company's results of operations.

- **The Company has significant international operations and sales and purchases raw materials from foreign suppliers.**
  The Company had total aggregate net sales outside the United States of approximately $910.2 million, $1.0 billion, and $1.1 billion for the years ended December 31, 2024, 2023, and 2022, respectively. Net sales outside the United States are a significant proportion of total net sales, accounting for 49%, 55% and 50% for the years ended December 31, 2024, 2023, and 2022, respectively. Net sales from these international operations are expected to continue to represent a similar portion of total net sales for the foreseeable future.

  International Operations and Sales – International operations and sales are subject to a number of risks and restrictions, that are not generally applicable to Titan's North American operations including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of foreign markets, restrictive actions by foreign governments (such as restrictions on transfer of funds, export duties, and quotas and foreign customs) and local epidemics or pandemics. Other risks include changes in foreign laws regarding trade and investment; difficulties in establishing and maintaining relationships with respect to product distribution and support; nationalization; reforms of United States laws and policies affecting trade, restrictions on foreign investment, and restrictions on loans to foreign entities; and changes in foreign tax and other laws. There may also be restrictions on the Company's ability to repatriate earnings and investments from international operations. There can be no assurance that one or a combination of these factors will not have a material adverse effect on the Company's ability to increase or maintain its international sales and results of operations.

  Foreign Suppliers – The Company purchases raw materials from foreign suppliers. The production costs, profit margins, and competitive position of the Company are affected by the strength of the currencies in countries where Titan purchases goods, relative to the strength of the currencies in countries where the products are sold. The Company's results of operations, cash flows, and financial position may be affected by fluctuations in foreign currencies.

Industry and Customer Base
- **The Company operates in cyclical industries and is subject to changes in U.S. and global economies.**
  The Company's sales are substantially dependent on three major industries: agricultural equipment, earthmoving/construction equipment, and consumer products. The business activity levels in these industries are subject to specific industry and general economic cycles. Any downturn in these industries or the general economies in the countries in

which the Company's products are sold could drive decreases in demand for Titan's products and have a material adverse effect on Titan's business. The agricultural equipment industry is affected by crop prices, farm income and farmland values, weather, export markets, and government policies. The earthmoving/construction industry is affected by the levels of government and private construction spending and replacement demand. The mining industry, which is within the earthmoving/construction industry, is affected by raw material commodity prices. The consumer products industry is affected by consumer disposable income, weather, competitive pricing, energy prices, and consumer attitudes. In addition, the performance of these industries is sensitive to interest rate and foreign exchange rate changes and varies with the overall level of economic activity. The cyclical and volatile nature of the industries on which our sales are substantially dependent results in significant fluctuations in profits and cash flow from period to period and over the business cycle.

- **The Company's revenues are seasonal in nature due to Titan's dependence on seasonal industries.**
  The agricultural, earthmoving/construction, and consumer markets are seasonal, with typically lower sales during the second half of the year. This seasonality in demand has resulted in fluctuations in the Company's revenues and operating results between the first half and the second half of the year. Because much of Titan's overhead expenses are fixed, seasonal trends can cause volatility in profit margins and Titan's financial condition, especially during slower periods.

- **The Company's customer base is relatively concentrated.**
  The Company's ten largest customers, which are primarily OEMs, accounted for 35%, 40%, and 43% of Titan's net sales for 2024, 2023, and 2022, respectively. Net sales to Deere & Company represented 11%, 13%, and 15% of Titan's net sales for 2024, 2023, and 2022 respectively. No other customer accounted for 10% or more of Titan's net sales in 2024, 2023, or 2022. Titan's business could be adversely affected if one of its larger customers reduces, or otherwise eliminates in full, its purchases from Titan due to work stoppages or slow-downs, financial difficulties, as a result of termination provisions, competitive pricing, or other reasons. There is also continuing pressure from OEMs to reduce costs, including the cost of products and services purchased from outside suppliers such as Titan, and in that regard OEMs may develop in-house tire and wheel capabilities. There can be no assurance that Titan will be able to maintain its long-term relationships with its major customers which could have an adverse effect on the Company's results of operations.

- **The Company faces substantial competition from domestic and international companies.**
  The Company competes with several domestic and international competitors, some of which are larger and have greater financial and marketing resources than Titan. Titan competes on the basis of price, quality, sales support, customer service, design capability, and delivery time. The Company's ability to compete with international competitors may be adversely affected by various factors including, currency fluctuations and tariffs imposed by domestic and foreign governments. In addition, certain OEM customers could elect to manufacture certain products to meet their own requirements or to otherwise compete with Titan. The success of the Company's business depends in large part on its ability to provide comprehensive wheel and tire assemblies to its customers. The development or enhancement by Titan's competitors of similar capabilities could adversely affect its business.

  There can be no assurance that Titan's businesses will not be adversely affected by increased competition in the Company's markets, or that competitors will not develop products that are more effective or less expensive than Titan products or which could render certain products less competitive. From time to time certain competitors have reduced prices in particular product categories, which has caused Titan to reduce prices. There can be no assurance that in the future Titan's competitors will not further reduce prices or that any such reductions would not have a material adverse effect on Titan's business.

- **The Company could be negatively impacted if Titan fails to maintain satisfactory labor relations.**
  Titan is party to collective bargaining agreements covering a portion of the Company's workforce. Titan is exposed to risks associated with disruptions to the Company's operations if the Company is unable to reach a mutually agreeable domestic collective bargaining agreement. The current domestic collective bargaining agreement was ratified in January 2025 and will expire on November 16, 2028. If Titan is unable to maintain satisfactory labor relations with its employees covered by collective bargaining agreements, these employees could engage in strikes, or the Company may otherwise experience work slowdowns or be subject to other labor actions. Any such actions, and any other labor disputes with the Company's employees domestically or internationally, could materially disrupt its operations. Future collective bargaining agreements may impose significant additional costs on Titan, which could adversely affect its financial condition and results of operations.

- **Our success depends on our ability to recruit, retain and motivate talented employees representing diverse backgrounds, experiences and skill sets.**
  The market for highly skilled workers in our industry is extremely competitive. If we are less successful in our recruiting efforts, or if we cannot retain and motivate highly skilled workers and key leaders representing diverse backgrounds, experiences and skill sets, our business and financial statements may be adversely affected.

Liquidity
- **The Company's revolving credit facility and other debt obligations contain covenants that could limit the Company's financial and operational flexibility.**
  The Company's revolving credit facility, the indenture relating to the Company's 7.00% senior secured notes due 2028 and its other debt obligations contain covenants and restrictions that may impact the Company's business. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources - Debt Restrictions" below for a further discussion of these covenants and restrictions. A breach of one or more of these covenants could result in adverse consequences that could negatively impact the Company's business, results of operations and financial condition. These consequences could limit Titan's ability to respond to market conditions, to provide for unanticipated capital investments, to raise additional debt or equity capital, to pay dividends, or to take advantage of business opportunities, including future acquisitions. Titan's ability to comply with the covenants may be affected by events beyond its control, including prevailing economic, financial, and industry conditions.

International
- **The Company may be affected by unfair trade.**
  Titan faces intense competition from producers both in the United States and around the world, some of which may engage in unfair trade practices. For example, in early January 2016, Titan, along with the United Steel, Paper and Forestry, Rubber, Manufacturing, Energy, Allied Industrial and Service Worker International Union, AFL-CIO, CLC of Pittsburgh, Pennsylvania, filed petitions with the U.S. Department of Commerce ("DOC") and the U.S. International Trade Commission ("ITC") alleging that imported off-the-road tires from India and Sri Lanka and wheel and tire assemblies from China were being dumped and/or subsidized and were a cause of material injury to the domestic industry. As a result, antidumping ("AD") and countervailing duty ("CVD") orders were imposed on dumped and subsidized imports of off-the-road tires from India. Titan Tire Corporation has been participating in recent annual administrative reviews of the AD/CVD orders by the DOC and has appealed aspects of the final results of the 2021 CVD administrative review to the U.S. Court of International Trade. Unfair trade may have a material adverse effect on Titan's business.

- **The Company may be adversely affected by changes in government regulations and policies.**
  Domestic and foreign political developments and government regulations and policies directly affect the agricultural, earthmoving/construction, and consumer products industries in the United States and abroad. Regulations and policies in the agricultural industry such as those concerning greenhouse gas emissions in the United States and ongoing U.S. budget issues could negatively impact the Company's business. The earthmoving/construction industry is affected by changes in construction activity, housing starts, and other regulations related to the mining and the construction of roads, bridges, and infrastructure. The modification or adoption of existing laws, regulations, or policies could have an adverse effect on any one or more of these industries and, therefore, on Titan's business.

  On August 16, 2022, the "Inflation Reduction Act" (H.R. 5376) was signed into law in the United States. As part of the Inflation Reduction Act, the U.S. Congress enacted the corporate alternative minimum tax ("CAMT"). Titan does not currently expect the Inflation Reduction Act or CAMT to have a material impact on our financial results, including on our annual estimated effective tax rate.

- **The military conflict between Russia and Ukraine may adversely affect our business and financial statements.**
  In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, have announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world and these economic sanctions may result in an adverse effect on the Company's Russian operations. Furthermore, while we have policies, procedures and internal controls in place designed to ensure compliance with applicable sanctions and trade restrictions, and though the current effects from the Russia-Ukraine conflict have, thus far, not resulted in a material adverse impact to the Company's financial condition or results of operations, our employees, contractors, and agents may take actions in violation of such policies and applicable law and we could be held ultimately responsible. We rely on our employees to adhere to the policies, procedures and internal controls we have established to maintain

compliance with evolving sanctions and export controls. To that end, we have implemented training programs, both in person and online, to educate our employees on applicable sanctions and export controls laws. If we are held responsible for a violation of U.S. or other countries' sanctions laws, we may be subject to various penalties, any of which could have a material adverse effect on our business, financial condition or results of operations.

The Company currently owns 64.3% of Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represents approximately 5% and 7% of consolidated assets of Titan as of December 31, 2024, and 2023, respectively. The Russian operations represent approximately 5%, 6%, and 6% of consolidated global sales for the years ended December 31, 2024, 2023, and 2022, respectively. The military conflict between Russia and Ukraine has not had a significant impact on the Company's global operations. The Company continues to monitor the potential impacts on the business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

- **The Israeli-Hamas military conflict may adversely affect our business and financial statements.**
  In October 2023, an armed conflict between the Hamas-led militant groups and Israel military forces began and continued to escalate throughout much of 2024 in Israel and the surrounding region. The Company does not have operations in the region affected by the military conflict, and the conflict has not had a significant impact on the Company's global operations. The Company has experienced an increase in container freight costs as a result of the impact of global shipping routes due to the conflict within the region. Notwithstanding the recent January 2025 cease fire related to this conflict, the resumption or escalation of military conflict in this region could have broader economic consequences beyond their current scope. The Company continues to monitor the potential impacts on the business, including increased cost of energy, and the ancillary impacts that the military conflict could have on other global operations.

Legal and Compliance
- **Unfavorable outcomes of legal proceedings could adversely affect Titan's results of operations.**
  The Company is a party to routine legal proceedings arising out of the normal course of business. Due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict any material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of efforts to comply with, or its liabilities pertaining to, legal judgments. Any adverse outcome in any litigation involving Titan or any of its subsidiaries could negatively affect the Company's business, reputation, and financial condition.

- **The Company is subject to anti-corruption laws and regulations.**
  The Company has international operations and must comply with anti-corruption laws and regulations including the U.S. Foreign Corrupt Practices Act (FCPA). These anti-bribery laws generally prohibit companies and their intermediaries from making improper payments or providing anything of value for the purpose of obtaining or retaining business. The FCPA prohibits these payments regardless of local customs and practices. Safeguards that Titan may implement to discourage these practices could prove to be ineffective, and violations of these laws may result in criminal or civil sanctions or other liabilities or proceedings against Titan and could adversely affect the Company's business and reputation.

- **The Company may be subject to product liability and warranty claims.**
  The Company warrants its products to be free of certain defects and, accordingly, may be subject, in the ordinary course of business, to product liability or product warranty claims. Losses may result or be alleged to result from defects in Titan products, which could subject the Company to claims for damages, including consequential damages. There can be no assurance that the Company's insurance coverage will be adequate for liabilities actually incurred or that adequate insurance will be available on terms acceptable to the Company. Any claims relating to defective products that result in liability exceeding Titan's insurance coverage could have a material adverse effect on Titan's financial condition and results of operations. Further, claims of defects could result in negative publicity against Titan, which could adversely affect the Company's business and reputation.

- **The Company is subject to risks associated with climate change regulations.**
  Governmental regulatory bodies in the United States and other countries have adopted, or are contemplating introducing regulatory changes in response to the potential impacts of climate change. New laws and regulations regarding climate change may be designed to reduce greenhouse gas emissions and/or mitigate the effects of climate change on the environment (such as taxation of, or caps on the use of, carbon-based energy). Any such new or additional legal or regulatory requirements may increase the costs associated with, or disrupt, sourcing, manufacturing and distribution of our products, which may adversely affect our business and financial statements. In addition, any

failure to adequately address stakeholder expectations with respect to ESG matters may result in the loss of business, adverse reputational impacts, diluted market valuations and challenges in attracting and retaining customers and talented employees. The Company's customers may also be affected by climate change regulations that may impact future purchases of the Company's products. The potential impacts of climate change and climate change regulations are highly uncertain at this time, and the Company cannot anticipate or predict any material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of climate change and climate change regulations.

- **The Company is subject to risks associated with environmental laws and regulations.**
  The Company's operations are subject to federal, state, local, and foreign laws and regulations governing, among other things, emissions to air, discharge to waters, and the generation, handling, storage, transportation, treatment, and disposal of waste and other materials. The Company's operations entail risks in these areas, and there can be no assurance that Titan will not incur material costs or liabilities, including in connection with complying with the laws and regulations and any required remediation. In addition, potentially significant expenditures could be required in order to comply with evolving environmental and health and safety laws, regulations, or requirements that may be adopted or imposed in the future. Titan's customers may also be affected by environmental laws and regulations that may impact future purchases of the Company's products.

- **The Company is subject to corporate governance requirements, and costs related to compliance with, or failure to comply with, existing and future requirements could adversely affect Titan's business.**
  The Company is subject to corporate governance requirements under the Sarbanes-Oxley Act of 2002, as well as rules and regulations of the SEC, the Public Company Accounting Oversight Board ("PCAOB"), and the New York Stock Exchange ("NYSE"). These laws, rules, and regulations continue to evolve and may become increasingly restrictive in the future. Failure to comply with these laws, rules, and regulations may have a material adverse effect on Titan's reputation, financial condition, and the value of the Company's securities.

- **The Company is subject to risks associated with maintaining adequate disclosure controls and internal controls over financial reporting.**
  Failure to maintain adequate financial and management processes and controls could affect the accuracy and timing of the Company's financial reporting. Testing and maintaining effective internal control over financial reporting and disclosures involves significant costs and could divert management's attention from other matters that are important to Titan's business. If the Company does not maintain adequate financial and management personnel, processes, and controls, it may not be able to accurately report its financial performance on a timely basis, the Company may be otherwise unable to comply with the periodic reporting requirements of the SEC and the listing of the Company's common stock on the NYSE could be suspended or terminated, each of which could have a material adverse effect on the confidence in the Company's financial reporting, its credibility in the marketplace, and the trading price of Titan's common stock.

Information Technology and Data Protection
- **The Company may be adversely affected by a disruption in, or failure of, information technology systems.**
  In the ordinary course of business, the Company relies upon information technology systems, some of which are managed by third parties, to process, transmit, and store electronic information. Technology systems are used in a variety of business processes and activities, including purchasing, manufacturing, distribution, invoicing, and financial reporting. The Company utilizes security measures and business continuity plans to prevent, detect, and remediate damage from computer viruses, natural disasters, unauthorized access (whether through cybersecurity attacks or otherwise), utility failures, and other similar disruptions. Despite Titan's security measures and safeguards, a security breach or information technology system interruption or failure may disrupt and affect the Company's business, resulting in customer dissatisfaction, potential legal claims and adversely affect Titan's results of operations and financial conditions. There can be no assurance that any such security measures or plans will be sufficient to mitigate all potential risks to Titan's systems, networks, and information. Further a significant theft, loss, or fraudulent use of customer or employee information could adversely impact the Company's reputation and could result in unauthorized release of confidential or otherwise protected information, significant costs, fines, and litigation, including with respect to enhanced cybersecurity protection and remediation costs. The Company is currently undergoing upgrades and improvements to its core enterprise resource planning systems which are 'cloud based'. Despite adequate security measures, these systems are vulnerable to disruption of service and security breaches as mentioned above. Further, investment in the 'cloud based' systems may have an adverse impact on short-term results of operations and financial condition.

- **The Company is subject to governmental laws, regulations and other legal obligations related to privacy and data protection.**
  The legislative and regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Titan collects personally identifiable information ("PII") and other data as integral parts of its business processes and activities. This data is subject to a variety of U.S. and international laws and regulations, including oversight by various regulatory or other governmental bodies. Many foreign countries and governmental bodies, including the European Union, Canada, and other relevant jurisdictions where we conduct business, have laws and regulations concerning the collection and use of PII and other data obtained from their residents or by businesses operating within their jurisdiction that are more restrictive than those in the U.S. Additionally, in 2016, the European Union adopted the General Data Protection Regulation that imposes more stringent data protection requirements and provides for greater penalties for noncompliance. Any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations could result in additional cost and liability to the Company or Company officials, damage our reputation, inhibit sales, and otherwise adversely affect our business.

General

- **The Company is subject to foreign currency translation risk.**
  The Company operates in many worldwide locations and transacts business in many foreign currencies. Titan's financial statements are reported in U.S. dollars with financial statements of international subsidiaries being initially recorded in foreign currencies and translated into U.S. dollars. Large fluctuations in currency exchange rates between the U.S. dollar and other global currencies may have a material adverse impact on the Company's financial condition, results of operations, and liquidity.

  In July 2018 and March 2022, the three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100% for Argentina and Turkey, respectively. As a result, in accordance with ASC 830 Foreign Currency Matters, Argentina and Turkey were considered hyperinflationary economies and the Company adopted the impacts of this standard for the years ended December 31, 2024 and 2023. See Note 1 to our consolidated financial statements for further discussion.

- **The Company may incur additional tax expense or tax exposure.**
  The Company is subject to income taxes in the United States and numerous foreign jurisdictions, and has domestic and international tax liabilities which are dependent upon the distribution of income among these different jurisdictions. Titan's income tax provision and cash tax liability in the future could be adversely affected by numerous factors, including income before taxes being lower than anticipated in countries with lower statutory tax rates and higher than anticipated in countries with higher statutory tax rates, changes in the valuation of deferred tax assets and liabilities, and changes in tax laws and regulations.

  The Organization for Economic Co-operation and Development (the "OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation (BEPS 2.0/ Pillar Two), focusing on global profit allocation and a global minimum tax rate. On December 12, 2022, the European Union member states agreed to implement the OECD's global corporate minimum tax rate of 15%, to be effective as of January 2024. Further, in January 2025, the United States announced its withdrawal from the OECD and, as a result, the Company is continuing to assess the ongoing impact on its consolidated tax rate and income tax provision.

- **The Company is subject to risks related to uncertainties in global and regional economic conditions.**
  Our results of operations are materially affected by economic conditions globally, regionally and in the particular industries we serve. The demand for our products tends to be cyclical and can be significantly reduced in periods of economic weakness characterized by lower levels of government and business investment, lower levels of business confidence, lower corporate earnings, high real interest rates, lower credit activity or tighter credit conditions, high inflation, higher unemployment and lower consumer spending. Certain aspects of our business that are heavily consumer driven and dependent on discretionary spending may be impacted on an even broader scale by some of these economic conditions. Also, our current and future operating costs of labor, raw materials and logistics may be impacted by higher inflation and higher interest rates. Economic conditions vary across regions and countries, and demand for our products generally increases in those regions and countries experiencing economic growth and investment. Slower economic growth or a change in the global mix of regions and countries experiencing economic growth and investment could have an adverse effect on our business, results of operations and financial condition.

- **The Company is not insured against all potential losses and could be harmed by natural disasters, catastrophes, or sabotage.**
  The Company's business activities involve substantial investments in manufacturing facilities and products are produced at a limited number of locations. These facilities could be materially damaged, including as a result of natural disasters, such as fires, floods, tornadoes, hurricanes, and earthquakes, or by sabotage. The Company could incur uninsured losses and liabilities arising from such events, as well as damage to its reputation, and/or suffer material losses in operational capacity and efficiency, which could have a material adverse impact on Titan's business, financial condition, and results of operations.

- **Acquisitions/divestitures may require significant resources and/or result in significant losses, costs, or liabilities.**
  Any future acquisitions or divestitures will depend on the Company's ability to identify suitable opportunities, to negotiate acceptable terms, and to finance acquisitions. Titan will also face competition for suitable acquisition candidates, which may increase costs. In addition, acquisitions and divestitures require significant managerial attention, which may be diverted from current operations. Furthermore, acquisitions and divestitures of businesses or facilities entail a number of additional risks and challenges including: integrating acquisitions with existing operations; and separating operations in connection with dispositions; applying internal controls and processes throughout the acquired business; potential disruption of the Company's ongoing business; inability to maintain key customer, supplier, and employee relationships; potential that transactions do not produce satisfactory returns on a timely basis or at all; and exposure to unanticipated liabilities.

  International acquisitions or divestitures may be more complex and time consuming. Also, international acquisitions and divestitures may include a number of additional risks, including the integration of acquisitions or separation of divestitures in compliance with foreign laws and regulations and business and accounting systems.

  Subject to the terms of its existing indebtedness, the Company may finance future acquisitions with cash from operations, additional indebtedness, and/or by issuing additional equity securities. These commitments may impair the operation of Titan's businesses. In addition, the Company could face financial risks associated with incurring additional indebtedness, such as reducing liquidity and access to financing markets and increasing the amount of cash flow required to service such indebtedness.

ITEM 1B – UNRESOLVED STAFF COMMENTS

None.

ITEM 1C – CYBERSECURITY

The Company subscribes to a defense in depth strategy when it comes to cybersecurity and has processes in place to assist in the assessment, identification, and management of material risks from threats. Our cybersecurity strategy is largely guided by key principles and frameworks from the National Institute of Standards and Technology (NIST). The Company maintains technical and organizational safeguards, including employee training, incident response capability reviews, cybersecurity insurance and business continuity mechanisms for the protection of the Company's assets. From time to time, the Company's processes are audited and validated by internal and external experts. Semi-annually, the Company performs a risk mitigation assessment to assess and determine specific cybersecurity risks prevalent within the global information technology infrastructure and how those risks are mitigated. Further, through the use of an independent third-party service provider, the Company performs external penetration testing as well as internal network vulnerability testing to assess and identify gaps and vulnerabilities within the global information systems.

In the event of a cybersecurity breach, the Company would execute its incident response plan, which provides a structured response, including proper reporting and communication of the incident. When a cybersecurity incident is determined to be significant, it is addressed by Senior Director of Information Technology using processes that leverage subject-matter expertise from across the Company. Further, the Company typically will engage third-party advisors as part of our incident management processes. All cybersecurity incidents that are identified as having the potential to be highly significant to the Company are brought to the attention of SVP, Chief Financial Officer as part of our cybersecurity incident response processes. The Company's executive management would report such incidents to the Company's Board of Directors as deemed necessary based on the overall significance and impact to the Company.

Our cybersecurity team has an average of over 25 years of experience in information technology, security, and risk management, including individuals with a master's degree in business administration as well as a master's degree in cybersecurity.

Cybersecurity risk management is incorporated into our overall enterprise risk management program. As part of its enterprise risk management efforts, critical enterprise risks are assessed by senior management annually and discussed with the Company's Board of Directors. Our Board of Directors has ultimate oversight for risks relating to our cybersecurity program and practices and receives regular updates from management on cybersecurity risks and threats.

There have been no recent incidents of cybersecurity breaches within the Company's information systems in the past three fiscal years. For additional information, refer to the section entitled "The Company may be adversely affected by a disruption in, or failure of, information technology systems" within "Item 1A – Risk Factors" in Part I of this Form 10-K.

ITEM 2 – PROPERTIES

The Company's properties with total square footage above one million, all of which are owned by the Company, are detailed by the location, size, and focus of each facility as provided in the table below (amounts in thousands):

Location	Approximate square footage Owned	Use	Segment
Sao Paulo, Brazil	2,917	Manufacturing, distribution	All segments
Union City, Tennessee	2,212	Manufacturing, distribution	All segments
Volzhsky, Russia	2,183	Manufacturing, distribution	All segments
Des Moines, Iowa	1,930	Manufacturing, distribution	All segments
Quincy, Illinois	1,205	Manufacturing, distribution	All segments
Freeport, Illinois	1,202	Manufacturing, distribution	All segments
Meizhou, China	1,033	Manufacturing, distribution	All segments

The Company's total properties by continent are detailed by the location, size, and focus as provided in the table below (amounts in thousands):

Location	Approximate square footage Owned	Leased	Use	Segment
North America	7,477	3,673	Manufacturing, distribution	All segments
Europe / CIS	4,052	115	Manufacturing, distribution	All segments
Latin America	2,970	273	Manufacturing, distribution	All segments
Asia and other regions	1,347	157	Manufacturing, distribution	All segments
Total	15,846	4,218		

The Company considers each of its facilities to be in good condition and adequate for present use. Management believes that the Company has sufficient capacity to meet current market demand with the active facilities.

ITEM 3 – LEGAL PROCEEDINGS

The Company is subject, from time to time, to certain legal proceedings and claims arising out of the normal course of its business, which cover a wide range of matters, including environmental issues, product liability, contracts, and labor and employment matters. See Note 22 to our consolidated financial statements for further discussion. In our opinion, pending legal matters are not expected to have a material adverse impact on our results of operations, financial condition, liquidity or cash flows.

ITEM 4 – MINE SAFETY DISCLOSURES

Not applicable.

ITEM 4A – INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Executive Officers

The names, ages, and positions of all executive officers of the Company are listed below, followed by a brief account of their business experience during the past five years. Officers are normally appointed annually by the Board of Directors at a meeting immediately following the Annual Meeting of Stockholders. There is no arrangement or understanding between any officer and any other person pursuant to which an officer was selected.

Paul G. Reitz, 52, joined the Company in July 2010 as Chief Financial Officer. Mr. Reitz was appointed President in February 2014. In December 2016, Mr. Reitz was appointed President and Chief Executive Officer.

David A. Martin, 57, joined the Company in June 2018 as Chief Financial Officer. Prior to joining Titan, Mr. Martin served from 1993 to 2018 in various roles at Aegion Corporation, a global technology/service provider maintaining, protecting and strengthening infrastructure, primarily pipelines, that was listed on the NASDAQ Global Select Market. Mr. Martin's roles included Chief Financial Officer from 2007 to November 2017.

Tony C. Eheli, 47, joined the Company in March 2021 as Vice President and Chief Accounting Officer. Prior to joining Titan, Mr. Eheli served from 2011 to 2021 in various roles at Danaher Corporation, including as a Global Director of Financial Planning and Analysis and as a Global Corporate Controller of two separate divisions of Danaher.

PART II

ITEM 5 – MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company’s common stock is traded on the New York Stock Exchange (NYSE) under the symbol TWI. As of February 18, 2025, there were approximately 252 holders of record of Titan common stock. We believe that the number of beneficial owners is substantially greater than the number of record holders because a significant portion of our Common Stock is held in “street name” by brokers.

We have not paid dividends on our Common Stock in recent years. The declaration and payment of future dividends is at the discretion of our Board of Directors, subject to any covenants contained in agreements to which we are a party. Refer to “Item 7 – Management’s Discussion and Analysis of Liquidity and Capital Resources – Liquidity and Capital Resources” for further discussion on debt restrictions associated with payment of dividends.

PERFORMANCE COMPARISON GRAPH

The performance graph below compares cumulative total return on the Company’s common stock over the past five years against the cumulative total return of the Standard & Poor’s 600 Agricultural & Farm Machinery Index, and against the Standard & Poor’s 500 Stock Index. The graph depicts the value on December 31, 2024, of a $100 investment made on December 31, 2019, in Company common stock and each of the other two indices, with all dividends reinvested. The stock price performance reflected below is based on historical results and is not necessarily indicative of future stock price performance.

The performance graph is not deemed to be “soliciting material” or to be “filed” with the SEC for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the Exchange Act) or otherwise subject to the liabilities under that Section, and shall not be deemed to be incorporated by reference into any filing of Titan under the Securities Act of 1933 or the Exchange Act.


COMPARISON OF CUMULATIVE FIVE YEAR TOTAL RETURN
450
400
350
300
250
200
150
100
50
Dec-19
Dec-20
Dec-21
Dec-22
Dec-23
Dec-24
Titan International, Inc.
S&P 500 Index
S&P 600 Agricultural & Farm Machinery Index

	Fiscal Year Ended December 31,					
	2019	2020	2021	2022	2023	2024
Titan International, Inc.	$ 100.00	$ 135.39	$ 305.74	$ 427.37	$ 415.10	$ 189.42
S&P 500 Index	100.00	116.26	147.52	118.84	147.64	182.05
S&P 600 Agricultural & Farm Machinery Index	100.00	133.93	180.02	207.61	189.97	156.00

Issuer Purchases of Equity Securities

The following table is a summary of stock repurchases for the three months ended December 31, 2024:

Period	Total Number of Shares Purchased[1][2]	Average Price Paid Per Share	Total number of shares purchased as part of publicly announced plan or program	Approximate dollar value of shares that may yet be purchased under the plan or program[2][3] (in thousands)
October 1, 2024 to October 31, 2024	8,044,593	$ 7.20	39,593	$ 1,038
November 1, 2024 to November 30, 2024	—	$ —	—	$ 1,038
December 1, 2024 to December 31, 2024	—	$ —	—	$ 1,038
Total	8,044,593	$ 7.20	39,593	
January 1, 2024 to December 31, 2024	9,969,593	$ 7.42	1,964,593	

[1] On October 18, 2024, the Company entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement") with MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP, a Delaware limited partnership, and MHR Institutional Partners III L.P., a Delaware limited partnership (together, the "MHR Funds"). Pursuant to the Stock Repurchase Agreement, the Company purchased in a privately negotiated transaction from the MHR Funds, and the MHR Funds sold to the Company, an aggregate of 8,005,000 shares (the "MHR Shares") of the Company's Common Stock, at a per share price of $7.20 per share, for aggregate cash consideration equal to $57.6 million (the "MHR Repurchase").

[2] On December 16, 2022, the Board of Directors authorized a share repurchase program allowing for the expenditure of up to $50.0 million for the repurchase of the Company's Common Stock. As of December 31, 2024, $1.0 million remains available for future share repurchases under this program. The table above includes 39,593 shares purchased under the publicly announced repurchase program during the fourth quarter of 2024.

[3] The stock repurchase program is authorized through December 16, 2025, but the program may be suspended or terminated at any time at the discretion of the Board of Directors.

ITEM 6 [RESERVED]

Not required.

ITEM 7 – MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's discussion and analysis of financial condition and results of operations is designed to provide a reader of the financial statements included in this annual report with a narrative from the perspective of the management of Titan on Titan's financial condition, results of operations, liquidity, and other factors which may affect the Company's future results. You should read the following discussion and analysis in conjunction with our consolidated financial statements and related notes in "Item 8. Financial Statements and Supplementary Data." The following discussion includes forward-looking statements about our business, financial condition, and results of operations, including discussions about management's expectations for our business. These statements represent projections, beliefs, and expectations based on current circumstances and conditions and in light of recent events and trends, and you should not construe these statements either as assurances of performance or as promises of a given course of action. Instead, various known and unknown factors are likely to cause our actual performance and management's actions to vary, and the results of these variances may be both material and adverse. See "Forward-Looking Statements" and "Item 1A. Risk Factors" in Part I of this Form 10-K.

Acquisition of Carlstar

On February 29, 2024, the Company acquired 100% of the equity interests of Carlstar. The results of Carlstar's operations have been included in our consolidated financial statements since February 29, 2024. Total acquisition-related costs related to the Carlstar acquisition for the year ended December 31, 2024 were $6.2 million.

The purchase consideration for the Carlstar acquisition was allocated to the estimated fair value of assets acquired and liabilities assumed for Carlstar as of February 29, 2024. For further information, refer to Note 2 to our consolidated financial statements.

BUSINESS

For a description of the Company's business and segments see "Item 1" in Part I of this Form 10-K.

MARKET CONDITIONS AND OUTLOOK

AGRICULTURAL MARKET OUTLOOK

During recent months, agriculture-related commodity prices and farmer income have been on the rise, however, prices remain lower than historical highs. The conclusion of the United States national political elections appears to have boosted farmer sentiments regarding the agriculture industry outlook. Population growth, a shift in consumer preference toward higher protein diets, and the pressures to replace an aging large equipment fleet in favor of newer and higher productivity technology, have provided encouragement that market conditions may improve to support renewed and continued demand for the Company's products in the mid- to long-term time horizon. The agricultural market has recently experienced a significant slowdown in customer demand, but the Company is hopeful that the underlying market conditions mentioned previously will provide future support for the mid- to long-term demand for the Company's products. Many more variables, including weather, volatility in the price of commodities, grain prices, export markets, foreign currency exchange rates, interest rates, government policies, subsidies, tariffs (including those currently being discussed by the Trump administration and the governments of China, Mexico, and Canada), and the demand for used equipment, can greatly affect the Company's performance in the agricultural market in a given period.

EARTHMOVING/CONSTRUCTION MARKET OUTLOOK

The earthmoving/construction segment is affected by many variables, including commodity prices, road construction, infrastructure, government appropriations, housing starts, and other macroeconomic drivers. The construction market is primarily driven by country-specific GDP and the need for infrastructure developments. The earthmoving/construction markets are currently experiencing a slowdown in OEM demand, but we expect the market to stabilize over the mid to long term given the level of mining capital budgets and forecasted GDP growth. The mining industry has experienced growth given the increased demand for natural resources. Mineral commodity prices are at relatively high levels, which also supports the forecasted mid- to long-term growth.

CONSUMER MARKET OUTLOOK

The consumer market consists of several distinct product lines within different regions. These products include specialty tires and products under several leading brands, inclusive of Carlstar, ITP and Marastar brands within powersports, outdoor power equipment and high-speed trailers. The consumer market also includes light truck tires and other specialty products, including custom mixing of rubber stock, and train brakes. Some aspects of the consumer market are experiencing a significant slowdown, particularly in the Americas. The consumer segment pace of growth can vary from period to period and is affected by many variables including inflationary impacts, consumer spending, interest rates, government policies, tariffs, and other macroeconomic drivers.

SUMMARY OF RESULTS OF OPERATIONS

The following table sets forth the Company's statement of operations expressed as a percentage of net sales for the periods indicated. This table and subsequent discussions should be read in conjunction with the Company's audited consolidated financial statements and notes thereto included elsewhere in this annual report.

	As a Percentage of Net Sales Year Ended December 31,	
	2024	**2023**
Net sales	100.0 %	100.0 %
Cost of sales	86.0	83.2
Gross profit	14.0	16.8
Selling, general and administrative expenses	10.5	7.4
Acquisition related expenses	0.3	—
Research and development	0.9	0.7
Royalty expense	0.5	0.5
Income from operations	1.8	8.2
Interest expense	(2.1)	(1.6)
Interest income	0.6	0.6
Foreign exchange loss	(0.3)	(1.3)
Other income	0.4	0.1
Income before income taxes	0.4	6.0
Income tax provision	0.6	1.4
Net (loss) income	(0.2)%	4.6 %
Net income attributable to noncontrolling interests	0.1	0.3
Net (loss) income attributable to Titan	(0.3)%	4.3 %

In addition, the following table sets forth components of the Company's net sales classified by segment:

(amounts in thousands)	2024		2023		2022	
Agricultural	$	788,580	$	980,537	$	1,192,239
Earthmoving/construction		583,391		687,758		807,356
Consumer		473,966		153,505		169,785
Total	$	1,845,937	$	1,821,800	$	2,169,380

25

FISCAL YEAR ENDED DECEMBER 31, 2024, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2023

RESULTS OF OPERATIONS

Highlights for the year ended December 31, 2024, compared to 2023 (amounts in thousands):

	2024	2023	% Increase (Decrease)
Net sales	$ 1,845,937	$ 1,821,800	1.3 %
Cost of sales	1,588,135	1,515,951	4.8 %
Gross profit	257,802	305,849	(15.7)%
Gross profit %	*14.0 %*	*16.8 %*	(16.7)%
Selling, general and administrative expenses	191,794	134,938	42.1 %
Acquisition related expenses	6,196	—	100.0 %
Research and development expenses	16,520	12,539	31.7 %
Royalty expense	10,108	9,645	4.8 %
Income from operations	$ 33,184	$ 148,727	(77.7)%

Net Sales
Net sales for the year ended December 31, 2024 were $1.85 billion, compared to $1.82 billion for the year ended December 31, 2023. Net sales growth was primarily driven by increased volumes in the consumer segment, bolstered by the net sales from the Carlstar acquisition, which was $418.9 million. This growth was partially offset by declines in the agricultural and earthmoving/construction segments, attributable to weakened global end customer demand. Additionally, negative price effects primarily from lower steel prices and a 3.3% unfavorable currency translation impact, mainly due to the depreciation of the Argentine peso, Brazilian real and Turkish lira, also contributed to the offset.

Cost of Sales and Gross Profit
Cost of sales was $1.59 billion for the year ended December 31, 2024, compared to $1.52 billion for 2023. The increase in cost of sales was driven by the impact of the Carlstar acquisition. Gross profit for 2024 was $257.8 million, or 14.0% of net sales, compared to $305.8 million, or 16.8% of net sales, for 2023. The change in gross profit and gross margin were primarily due to reduced fixed cost leverage across many of the Company's global production facilities due to significantly lower volume, inflationary costs impacts, negative price/mix and inventory revaluation step-up of $11.5 million related to the Carlstar purchase price allocation. Excluding the inventory revaluation step-up, the gross margin for the year ended December 31, 2024 would have been 14.6% of net sales.

Selling, General and Administrative Expenses
Selling, general and administrative (SG&A) expenses for the year ended December 31, 2024, were $191.8 million, or 10.5% of net sales, up 42.1%, compared to $134.9 million, or 7.4% of net sales, for 2023. The increase in SG&A was due to the continuing SG&A incurred on the Carlstar operations, which includes the management of distribution centers and heightened depreciation and amortization expenses associated with the acquisition. Without the impact of the acquisition of Carlstar, SG&A would have decreased by approximately 1% or $1.3 million, as the Company controlled expenses in light of more challenging market conditions.

Acquisition-Related Expenses
Acquisition-related expenses for the year ended December 31, 2024 were $6.2 million, reflecting one-time transaction costs for Carlstar.

Research and Development Expenses

Research and development (R&D) expenses for the year ended December 31, 2024, were $16.5 million, or 0.9% of net sales, compared to $12.5 million, or 0.7% of net sales, for 2023. R&D spending reflects initiatives to improve product designs and an ongoing focus on innovation and quality.

Royalty Expense

The Company has trademark license agreements with Goodyear to manufacture and sell certain farm tires under the Goodyear name. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Russia, and other Commonwealth of Independent States countries. The Company also has a trademark license agreement with Carlisle to manufacture and sell certain tires under the Carlisle® brand. Royalty expenses for the year ended December 31, 2024 were $10.1 million compared to $9.6 million for 2023.

Income from Operations

Income from operations for the year ended December 31, 2024 was $33.2 million, or 1.8% of net sales, compared to income of $148.7 million, or 8.2% of net sales, for 2023. The change in income was primarily due to lower net sales and the cumulative impact of the previously discussed items.

OTHER PROFIT/LOSS ITEMS

Interest Expense

Interest expense for 2024 and 2023 was $36.4 million and $29.2 million, respectively. The increase in interest expense was primarily attributable to higher borrowing associated with a new credit facility, which was used for the Carlstar acquisition in February 2024 and the MHR Repurchase in October 2024.

Interest Income

Interest income was $11.0 million and $10.4 million for the year ended December 31, 2024 and 2023, respectively. The increase in interest income was mainly driven by short-term financial investments in Brazil.

Foreign Exchange Loss

Foreign currency loss was $6.1 million for the year ended December 31, 2024, compared to a loss of $22.8 million for the year ended December 31, 2023. The change in foreign exchange loss was primarily attributable to reduced fluctuations in exchange rates in certain geographies in which we conduct business, particularly in Argentina, Turkey (refer to Note 1 to the consolidated financial statements), and Brazil.

Other Income

Other income was $6.6 million for the year ended December 31, 2024, compared to other income of $2.6 million for 2023, an increase of $4.0 million. This growth was primarily attributable to a $1.9 million gain from a property insurance settlement related to repairs at one of our operating facilities in Italy, a $0.5 million gain from a property insurance settlement concerning equipment at our North American wheel production facility, and an increase of $1.5 million in pension plan income as a result of favorable market performance on pension plan assets.

Provision for Income Taxes

The Company recorded income tax expense of $11.9 million and $26.0 million for the years ended December 31, 2024 and 2023, respectively. The Company's effective tax rate was 143.4% in 2024 and 23.7% in 2023. The change in the Company's effective tax rate is primarily due to the loss incurred domestically in 2024 and the impact from foreign income taxed at a higher rate as compared to the United States.

The Company's 2024 and 2023 income tax expense and rates differed from the amount of income tax determined by applying the U.S. Federal income tax rate to pre-tax income primarily as a result of foreign income tax rate differential on the mix of earnings. In 2024 the rate was unfavorably impacted by certain non-deductible transaction costs related to the Company's acquisition of The Carlstar Group, LLC.

The Organization for Economic Co-operation and Development (the "OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation (BEPS 2.0/ Pillar Two), focusing on global profit allocation and a global minimum tax rate. On December 12, 2022, the European Union member states agreed to implement the OECD's global corporate minimum tax rate of 15%, which became effective January 2024. The company is assessing the impact of this proposal as countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposal. As of now, the company is monitoring the effects of Pillar II and the impact is not material to the Company's results of operations or financial condition.

Net (Loss) Income and (Loss) Earnings per Share

Net loss for the year ended December 31, 2024, was $3.6 million, compared to net income of $83.7 million for 2023. Basic loss per share was $0.08 for the year ended December 31, 2024, compared to basic earnings per share of $1.26 for 2023. Diluted loss per share was $0.08 for the year ended December 31, 2024, compared to diluted earnings per share of $1.25 for 2023. Changes in the Company's net income and income per share were primarily influenced by the factors previously discussed.

SEGMENT INFORMATION

Segment Summary (Amounts in thousands)

2024	Agricultural		Earthmoving/ Construction		Consumer		Corporate/ Unallocated Expenses		Consolidated Totals
Net sales	$	788,580	$	583,391	$	473,966	$	—	$	1,845,937
Gross profit		103,988		62,824		90,990		—		257,802
Profit margin		13.2 %		10.8 %		19.2 %		— %		14.0 %
Income (loss) from operations		39,780		7,009		20,477		(34,082)		33,184
2023										
Net sales	$	980,537	$	687,758	$	153,505	$	—	$	1,821,800
Gross profit		163,026		110,690		32,133		—		305,849
Profit margin		16.6 %		16.1 %		20.9 %		— %		16.8 %
Income (loss) from operations		100,642		55,122		22,380		(29,417)		148,727

Agricultural Segment Results

Agricultural segment results were as follows:

(Amounts in thousands)		2024		2023	% Decrease
Net sales	$	788,580	$	980,537	(19.6)%
Gross profit		103,988		163,026	(36.2)%
Profit margin		13.2 %		16.6 %	(20.5)%
Income from operations		39,780		100,642	(60.5)%

Net sales in the agricultural segment were $788.6 million for the year ended December 31, 2024, compared to $980.5 million for 2023. The change in net sales was primarily driven by a significant decline in global demand for agricultural equipment, particularly in North America and Europe which stemmed from lower farm income, higher financing costs, and actions taken by OEM customers to reduce elevated inventory at their retail channels, among other economic impacts. Additionally, an adverse foreign currency translation effect on sales of 5.1%, primarily due to the depreciation of the Argentine peso, Turkish lira, and Brazilian real, further impacted net sales.

Gross profit in the agricultural segment was $104.0 million, or 13.2% of net sales, for 2024, compared to $163.0 million, or 16.6% of net sales, for 2023. The change in gross profit was attributable to significantly lower sales volume across all major geographies, reduced fixed cost leverage, negative price/mix effects, and an inventory revaluation step-up related to the Carlstar purchase price allocation.

Income from operations in the agricultural segment was $39.8 million for the year ended December 31, 2024, compared to $100.6 million for 2023. The overall change in income from operations was primarily a result of decreased gross profit stemming from reduced net sales.

Earthmoving/Construction Segment Results

Earthmoving/construction segment results were as follows:

(Amounts in thousands)		2024		2023	% Decrease
Net sales	$	583,391	$	687,758	(15.2)%
Gross profit		62,824		110,690	(43.2)%
Profit margin		10.8 %		16.1 %	(32.9)%
Income from operations		7,009		55,122	(87.3)%

The Company's earthmoving/construction segment net sales were $583.4 million for the year ended December 31, 2024, compared to $687.8 million for the year ended December 31, 2023. The change in net sales was primarily attributable to reduced sales volume due to much softer demand in North America and Europe. Additionally, adverse price/mix effects from steel cost reductions in the market and a 1.0% unfavorable impact on sales from foreign currency translation contributed to the overall change.

Gross profit in the earthmoving/construction segment was $62.8 million, or 10.8% of net sales, for the year ended December 31, 2024, compared to $110.7 million, or 16.1% of net sales, for the year ended December 31, 2023. Gross profit and margin changes were mainly due to lower sales volume, negative price/mix effects, and the effect on fixed cost leverage.

The Company's earthmoving/construction segment income from operations was $7.0 million for the year ended December 31, 2024, as compared to income of $55.1 million for 2023. The change was due to decreased sales volume and the effect on gross profit.

Consumer Segment Results

Consumer segment results were as follows:

(Amounts in thousands)		2024		2023	% Increase (Decrease)
Net sales	$	473,966	$	153,505	208.8 %
Gross profit		90,990		32,133	183.2 %
Profit margin		19.2 %		20.9 %	(8.1)%
Income from operations		20,477		22,380	(8.5)%

Consumer segment's net sales were $474.0 million for the year ended December 31, 2024, compared to $153.5 million for 2023. This growth was primarily driven by increased sales volumes following the Carlstar acquisition, which contributed $346.2 million for the year ended December 31, 2024. This was partially offset by reduced sales in the Americas due to challenging market conditions, particularly with OEM's from the more challenging economic conditions, along with a 2.7% negative impact on sales from foreign currency translation, primarily related to the weakening Brazilian real.

Gross profit from the consumer segment was $91.0 million for 2024, or 19.2% of net sales, compared to $32.1 million, or 20.9% of net sales, for 2023. The increase in gross profit was influenced by the Carlstar acquisition, which was partially offset by the impact of reduced sales in other businesses. The change in profit margin was primarily due to a $9.4 million inventory revaluation step-up associated with the acquisition. Excluding the inventory revaluation step-up, the adjusted gross margin for the year ended December 31, 2024 would have been 21.2% of net sales.

Consumer segment's income from operations was $20.5 million for the year ended December 31, 2024, compared to $22.4 million for 2023. The change was due to the increase in selling, general, and administrative (SG&A) costs associated with the Carlstar acquisition of $48.1 million associated with the consumer segment, which primarily relate to warehousing and distribution costs.

Corporate & Unallocated Expenses

Income from operations on a segment basis does not include corporate expenses of approximately $34.1 million and $29.4 million for the year ended December 31, 2024 and 2023, respectively. Unallocated expenses are primarily comprised of corporate selling, general and administrative expenses. The increase in corporate and unallocated expenses for the the year ended December 31, 2024 as compared to the prior year was primarily due to transaction costs of $6.2 million related to the Carlstar acquisition incurred in the first quarter of 2024.

FISCAL YEAR ENDED DECEMBER 31, 2023, COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2022

The comparison of the 2023 results to 2022 has been omitted from this Form 10-K and can be found in the Company's Form 10-K for the fiscal year ended December 31, 2023 filed with the SEC on February 29, 2024 under Item 7 thereof.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flows

As of December 31, 2024, the Company had $196.0 million of cash and cash equivalents, a decrease of $24.3 million from December 31, 2023, due to the following items:

Operating Cash Flows

Summary of cash flows from operating activities:

(Amounts in thousands)	Year ended December 31,					
		2024		2023		Change
Net (loss) income	$	(3,590)	$	83,706	$	(87,296)
Depreciation and amortization		60,704		42,434		18,270
Deferred income tax benefit		(6,358)		(2,081)		(4,277)
Income on indirect taxes		—		(3,096)		3,096
Gain from property insurance settlement		(3,537)		—		(3,537)
Accounts receivable		73,825		42,871		30,954
Inventories		51,481		31,635		19,846
Prepaid and other current assets		12,106		17,596		(5,490)
Accounts payable		(29,169)		(62,725)		33,556
Other current liabilities		(15,290)		872		(16,162)
Other liabilities		998		2,039		(1,041)
Other operating activities		317		26,099		(25,782)
Net cash provided by operating activities	$	141,487	$	179,350	$	(37,863)

In 2024, cash flows provided by operating activities was $141.5 million, primarily driven by a reduction in working capital, and non-cash adjustments for depreciation and amortization expenses totaling $60.7 million.

When comparing the year ended December 31, 2024, to 2023, operating cash flows decreased by $37.9 million, primarily due to lower net income, though this was partially offset by effective working capital management. The positive impact of working capital management included a $31.0 million improvement from accounts receivable via effective collections efforts, and a $19.8 million reduction in inventory. These improvements helped offset the impact of additional working capital provided from the Carlstar acquisition that also contributed to a $33.6 million increase in accounts payable.

Summary of the components of cash conversion cycle:

	December 31, 2024	December 31, 2023
Days sales outstanding	51	51
Days inventory outstanding	123	104
Days payable outstanding	(62)	(57)
Cash conversion cycle	112	98

The cash conversion cycle increased by 14 days in 2024. The increase was largely attributable to the Carlstar acquisition, which led to additional inventory at the end of December 31, 2024, as a result of its mix toward aftermarket customers through the use of controlled distribution centers to have products on demand. Inventory management is critical for the business in preparation for the future periods to supply customers efficiently, which was the primary driver of increased days inventory outstanding at the end of December 31, 2024.

Investing Cash Flows

Summary of cash flows from investing activities:

(Amounts in thousands)		Year ended December 31,					
		2024		2023		Change	
Capital expenditures	$	(65,624)	$	(60,799)	$	(4,825)	
Business acquisitions, net of cash acquired		(143,643)		—		(143,643)	
Proceeds from sale of investments		1,791		2,085		(294)	
Proceeds from property insurance settlement		3,537		—		3,537	
Other investing activities		2,341		1,791		550	
Cash used for investing activities	$	(201,598)	$	(56,923)	$	(144,675)	

Net cash used for investing activities was $201.6 million in 2024, compared to $56.9 million in 2023. This rise was primarily attributable to the acquisition of Carlstar for a cash consideration of $143.6 million, which included an additional payment of $19.8 million for excess working capital to the sellers, which has now been recovered through active working capital management. The Company also invested $65.6 million in capital expenditures in 2024, up from $60.8 million in 2023. These capital expenditures were directed toward the replacement and enhancement of plant equipment, as well as the procurement of new tools, dies, and molds to support new product development initiatives. The increased capital outlay in 2024 includes the impact of Carlstar capital expenditures which were $17.2 million for the year ended December 31, 2024, and also reflects Titan's strategic efforts to improve its existing facilities, enhance manufacturing capabilities, and drive operational efficiency and labor productivity gains. Additionally, a $3.5 million property insurance settlement related to the repair of one of our operating facilities in Italy associated with a 2023 hail storm weather event was recognized in the second quarter of 2024.

Financing Cash Flows

Summary of cash flows from financing activities:

(Amounts in thousands)		Year ended December 31,					
		2024		2023		Change	
Proceeds from borrowings	$	213,199	$	6,666	$	206,533	
Payment on debt		(70,291)		(27,608)		(42,683)	
Payment of debt issuance costs		(3,115)		—		(3,115)	
Repurchase of common stock		(16,383)		(32,579)		16,196	
Repurchase of common stock from related party		(57,636)		—		(57,636)	
Other financing activities		(1,223)		(2,495)		1,272	
Cash provided by (used for) financing activities	$	64,551	$	(56,016)	$	120,567	

In 2024, net cash provided by financing activities was $64.6 million, primarily driven by borrowings totaling $213.2 million, which included $147.0 million borrowed to finance the acquisition of Carlstar in February 2024, and $45.0 million borrowed to fund the $57.6 million repurchase of the Company's common stock from the MHR Funds, a related party, in October 2024. This cash inflow was partially offset by debt repayments of $70.3 million and open market common stock repurchases of $16.4 million, along with the $57.6 million related to the MHR Repurchase. In 2023, cash used for financing activities was $56.0 million, comprising debt payments of $27.6 million and open market common stock repurchases of $32.6 million, partially offset by $6.7 million in borrowings.

Additionally, Titan issued common stock valued at $168.7 million in connection with the Carlstar acquisition. This was reflected in "Non cash financing activity" in our consolidated statements of cash flows.

Debt Restrictions

The Company's $225 million revolving credit facility (credit facility) and indenture relating to the 7.00% senior secured notes due 2028 contain various restrictions, including:

- When remaining availability under the credit facility is less than the greater of (i) $17 million and (ii) 10% of the credit facility's line cap (the line cap being the lesser of our borrowing base or the lenders' commitments under the credit facility), the Company will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 (calculated quarterly on a trailing four quarter basis);
- Limits on dividends and repurchases of the Company's stock;
- Restrictions on the ability of the Company to make additional borrowings, or to consolidate, merge, or otherwise fundamentally change the ownership of the Company;
- Limits on investments, dispositions of assets, and guarantees of indebtedness; and
- Other customary affirmative and negative covenants.

These covenants are subject to a number of exceptions and qualifications that are described in the credit and security agreement and the indenture relating to the 7.00% senior secured notes due 2028. These restrictions could limit the Company's ability to respond to market conditions, provide for unanticipated capital investments, raise additional debt or equity capital, pay dividends, repurchase stock or take advantage of business opportunities, including future acquisitions. The Company was in compliance with these debt covenants at December 31, 2024.

Guarantor Financial Information

The Company's 7.00% senior secured notes due 2028 are guaranteed by the following 100% owned subsidiaries of the Company: Titan Tire Corporation, Titan Tire Corporation of Bryan, Titan Tire Corporation of Freeport, and Titan Wheel Corporation of Illinois. The note guarantees are full and unconditional, joint and several obligations of the guarantors. The guarantees of the guarantor subsidiaries are subject to release in limited circumstances only upon the satisfaction of certain customary conditions.

The following summarized financial information of both the Company and the Guarantor Subsidiaries ("the Guarantors") is presented on a combined basis after elimination of (i) intercompany transactions and balances between the parent and the Guarantors and (ii) equity in earnings from investments in any subsidiary that is a non-Guarantor. The information is presented in accordance with the requirements of Rule 13-01 under the SEC's Regulation S-X. The financial information may not necessarily be indicative of results of operations or financial position had the Guarantor operated as an independent entity.

Summarized Balance Sheets:

(Amounts in thousands)

	December 31, 2024
Assets	
Current assets	$ 58,860
Property, plant, and equipment, net	91,100
Intercompany accounts receivable from non-guarantor subsidiaries, net	703,454
Other long-term assets	89,038
Liabilities	
Current liabilities	74,164
Long-term debt	543,153
Other long-term liabilities	9,647

Summarized Statement of Operations:

(Amounts in thousands)

	Year ended December 31, 2024
Net sales	$ 455,103
Gross profit	46,023
Loss from operations	(27,398)
Net loss	(47,342)

LIQUIDITY OUTLOOK

The Company does not anticipate significant liquidity constraints during the foreseeable future. At December 31, 2024, the Company had $196.0 million of cash and cash equivalents. This amount included $185.3 million held in foreign countries.

As of December 31, 2024, there were $146.0 million of borrowings outstanding under the Company's $225.0 million credit facility. Titan's availability under this credit facility may be less than $225 million as of any particular date, as a result of outstanding letters of credit and eligible accounts receivable and inventory balances at certain domestic and Canadian subsidiaries. Based on eligible accounts receivable and inventory balances, the Company's total amount available for borrowing under the credit facility at December 31, 2024 totaled $177.1 million. With outstanding letters of credit totaling $9.9 million and $146.0 million in borrowings under the revolving credit facility, the net amount available for borrowing under the credit facility at December 31, 2024 totaled $21.2 million.

Capital expenditures for 2025 are forecasted to be between approximately $55 million and $65 million. These capital expenditures are anticipated to be used primarily to continue to enhance the Company's existing facilities and manufacturing capabilities and drive productivity gains, along with the purchase of new tools, dies and molds related to new product development.

Cash payments for interest are currently forecasted to be approximately $36 million to $40 million in 2025, based on the Company's year-end 2024 debt balances and debt maturities. The forecasted interest payments are comprised primarily of the semi-annual interest payments totaling approximately $28 million (paid in April and October) for the 7.00% senior secured notes, and between $8 million and $12 million of payments on the credit facility, which are variable dependent upon on the prevailing SOFR rate and outstanding debt levels within each month.

Cash and cash equivalents along with anticipated internal cash flows from operations and utilization of availability on global credit facilities, are expected to provide sufficient liquidity for working capital needs, debt maturities, and capital expenditures. Potential divestitures and unencumbered assets are also a means to provide for future liquidity needs.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are described in Note 1. Description of Business and Significant Accounting Policies to our consolidated financial statements. Preparation of financial statements and related disclosures in compliance with accounting principles generally accepted in the United States of America requires the application of technical accounting rules and guidance, as well as the use of estimates. The Company's application of such rules and guidance involves assumptions that require difficult subjective judgments regarding many factors, which, in and of themselves, could materially impact the financial statements and disclosures. A future change in the estimates, assumptions, or judgments applied in determining the following matters, among others, could have a material impact on future financial statements and disclosures.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using the enacted tax rates that are expected to apply in the years the temporary differences are expected to be settled or realized. Management's judgment is required to determine the provision for income taxes, deferred tax assets and liabilities, and valuation allowances against deferred tax assets.

Management records a reduction to the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing future profitability by year, including the impact of tax planning strategies, relative to the expiration dates, if any, of the assets.

Management considers both positive and negative evidence when measuring the need for a valuation allowance. The weight given to the evidence is commensurate with the extent to which it may be objectively verified. Current and cumulative financial reporting results are a source of objectively verifiable evidence. Management gives operating results during the most recent three-year period a significant weight in our analysis. Management considers whether positive cumulative operating results exist in the most recent three-year period. Management performs scheduling exercises as needed to determine if sufficient taxable income of the appropriate character exists in the periods required in order to realize our deferred tax assets with limited lives (such as tax loss carryforwards and tax credits) prior to their expiration. Management also considers prudent tax planning strategies (including an assessment of their feasibility) to accelerate taxable income if required to utilize expiring deferred tax assets. A valuation allowance is not required to the extent that, in our judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not that our deferred tax assets will be realized. See Note 19 to the consolidated financial statements for additional information on the composition of valuation allowances.

Retirement Benefit Obligations

Pension benefit obligations are based on various assumptions used by third-party actuaries in calculating these amounts. These assumptions include discount rates, expected return on plan assets, mortality rates, and other factors. Revisions in assumptions and actual results that differ from the assumptions affect future expenses, cash funding requirements, and obligations. The Company has three frozen defined benefit pension plans in the United States and pension plans in several foreign countries. For more information concerning these obligations, see Note 20 to our consolidated financial statements for additional information.

The effect of hypothetical changes to selected assumptions on the Company's frozen pension benefit obligations would be as follows (amounts in thousands):

| | | December 31, 2024 | | 2025 |
Assumptions	Percentage Change	Increase (Decrease) PBO (a)	Increase (Decrease) Equity	Increase (Decrease) Expense
Pension				
Discount rate	+/-5	$(2,182)/$2,326	$2,120/$(2,260)	$143/$(156)
Expected return on assets	+/-5			$(411)/$411

(a) Projected benefit obligation (PBO) for pension plans.

MARKET RISK

Foreign Currency Risk

The Company is exposed to the impact of foreign currency fluctuations in certain countries in which it operates. The exposure to foreign currency movements is limited in many countries because the operating revenues and expenses of the Company's various subsidiaries and business units are substantially in the local currency of the country in which they operate. To the extent that borrowings, sales, purchases, revenues, expenses or other transactions are not in the local currency of the subsidiary, the Company is exposed to currency risk and may enter into foreign exchange derivative contracts to mitigate the currency risk. The Company is exposed to fluctuations in the Brazilian real, British pound, European Union Euro, Russian ruble, Argentinian pesos, Turkish Lira and other global currencies. A hypothetical adverse change of 10% in foreign currency exchange rates would have reduced foreign currency-denominated net assets and stockholders' equity by approximately $22.0 million at December 31, 2024.

Commodity Price Risk

The Company does not generally enter into long-term commodity pricing contracts to hedge its exposures to commodity market price fluctuations. Periodically, the Company has entered into derivative commodity instruments to hedge the exposure to fluctuations in steel prices in North America. The Company is exposed to price fluctuations of its key commodities, which consist primarily of steel, natural rubber, synthetic rubber, and carbon black. The Company attempts to pass on certain material price increases and decreases to its customers, depending on market conditions. Certain customers have mechanisms in long-term contracts which provide for periodic pricing adjustments based on relative commodity and other market indices, which protect the Company from cost volatility.

Interest Rate Risk

The Company is exposed to interest rate risk on its variable debt. The Company has a $225 million credit facility that has a variable interest rate. As of December 31, 2024, the net amount available under the credit facility was $21.2 million. If the credit facility were fully drawn to available funds, a change in the interest rate of 100 basis points, or 1%, would have changed the Company's interest expense by approximately $2.3 million.

ITEM 7A – QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to the section titled "Market Risk" in Part II, Item 7 of this report. This information contains certain statements that we believe are forward-looking statements. Refer to "Note on Forward-Looking Statements" following the table of contents of this report.

ITEM 8 – FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The reports of BDO USA, P.C. and Grant Thornton LLP, our consolidated financial statements and accompanying notes to consolidated financial statements, and the financial statement schedules that are filed as part of this report, are listed in Part IV, Item 15 of this report, "Exhibits and Financial Statement Schedules" and are set forth beginning on page F-1 immediately following the signature page of this report.

ITEM 9 – CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A – CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures
Titan management, including the Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of December 31, 2024, Titan's disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Titan in the reports that it files or submits under the Exchange Act are recorded, processed, summarized, and reported accurately and within the time frames specified in the SEC's rules and forms and accumulated and communicated to Titan management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting
As noted above, we acquired Carlstar on February 29, 2024. We are integrating Carlstar into our overall internal control over financial reporting process.

Other than as set forth above, there were no changes in internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred during the fourth quarter of fiscal 2024 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting
Titan management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in the United States. Internal control over financial reporting includes those policies, procedures, and activities that:

•   pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets of the Company;

•   provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

•   provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Titan management, including the Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in the "Internal Control-Integrated Framework (2013)." Based on this assessment, management concluded that the Company maintained effective internal control over financial reporting as of December 31, 2024.

As disclosed in Note 2 to our consolidated financial statements, Titan acquired Carlstar on February 29, 2024. The total revenues of Carlstar represented approximately 22.7% of the total net sales as shown on our consolidated financial statements for the year ended December 31, 2024, and Carlstar's total assets constituted approximately 12.8% of total assets as shown on our consolidated balance sheet as of December 31, 2024. The total net income of Carlstar was $17.9 million for the year ended December 31, 2024. Titan is currently integrating Carlstar into our overall internal control over financial reporting process and, consistent with interpretive guidance issued by the Staff of the SEC, is excluding the business from our assessment of internal control over financial reporting as of December 31, 2024. In accordance with such guidance, an assessment of recent business combinations may be omitted from management's assessment of internal control over financial reporting for up to one year following the acquisition.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2024 has been audited by BDO USA, P.C., an independent registered public accounting firm, as stated in its report included herein.

Inherent Limitations on the Effectiveness of Controls
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 9B – OTHER INFORMATION

Rule 10b5-1 Trading Plans Adopted by Officers and Directors in the Fourth Quarter

During the fiscal quarter ending December 31, 2024, none of our directors or officers as defined in Rule 16a-1 under the Exchange Act adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as those terms are defined in Item 408 of Regulation S-K.

ITEM 9C – DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10 – DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Directors
Information required by this item regarding the Company's directors is incorporated herein by reference to the Company's 2025 Proxy Statement under the captions "Proposal #1 - Election of Directors," "Committees of the Board of Directors; Meetings" and "Corporate Governance."

The information with respect to Section 16(a) reporting compliance required to be included in this Item 10 will be included in our 2025 Proxy Statement and is incorporated in this Item 10 by reference.

Business Conduct Policy
The Company has a business conduct policy, which is applicable to directors, officers and employees and has also adopted corporate governance guidelines. The business conduct policy and corporate governance guidelines are available under the Investor Relations section of the Company's website, www.titan-intl.com. The Company intends to satisfy disclosure requirements regarding amendments to or waivers from its business conduct policy by posting such information on its website. Printed copies of the business conduct policy and corporate governance guidelines are available, without charge, by writing to: Titan International, Inc., c/o Corporate Secretary, 1525 Kautz Road, Suite 600, West Chicago, IL 60185.

ITEM 11 – EXECUTIVE COMPENSATION

Information required by this item regarding executive compensation is incorporated herein by reference to the Company's 2025 Proxy Statement under the caption "Compensation of Executive Officers," "Compensation Discussion and Analysis," "Pay Versus Performance," "Compensation Committee Interlocks and Insider Participation," "Compensation Committee Report," and "Compensation of Directors."

ITEM 12– SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this item regarding security ownership is incorporated herein by reference to the Company's 2025 Proxy Statement under the caption "Security Ownership of Certain Beneficial Owners and Management."

ITEM 13 – CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Information required by this item regarding relationships and related party transactions is incorporated herein by reference to the Company's 2025 Proxy Statement under the captions "Certain Relationships and Related Party Transactions" and "Corporate Governance".

ITEM 14 – PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this item regarding audit fees and services is incorporated by reference herein to the Company's 2025 Proxy Statement under the caption "Audit and Other Fees."

PART IV

ITEM 15 – EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

TITAN INTERNATIONAL, INC.
Exhibit Index

Exhibit No.	DESCRIPTION
3.1 (a)	Titan International, Inc. Amended and Restated Certificate of Incorporation
3.2 (a)	Bylaws of the Company
4.1*	Description of Securities of the Registrant
4.2 (b)	Indenture, dated as of April 22, 2021, among Titan, the Guarantors named therein, the Trustee and the Collateral Trustee
4.3 (b)	Registration Rights Agreement, dated as of April 22, 2021, among, Titan, the Guarantors named therein, and Goldman Sachs & Co. LLC, as representative of the initial purchasers of the Senior Secured Notes due 2028
4.4 (n)	Stockholders Agreement dated February 29, 2024 by and among Titan International, Inc., Carlstar Intermediate Holdings I, LLC, AIPCF V Feeder CTP Tire, LLC and AIPCF V Feeder C (Cayman), LP.
10.1 (c) +	Equity Incentive Plan
10.2 (d) +	Paul G. Reitz Employment Agreement
10.3 (e) +	Paul G. Reitz Employment Agreement Amendment
10.4 (f) +	Michael G. Troyanovich Employment Agreement
10.5 (g) +	David A. Martin Employment Agreement
10.6 (h)**	Trademark License Agreement with The Goodyear Tire & Rubber Company
10.7 (i)	Shareholders' Agreement, dated July 9, 2013, between Titan International, Inc., Titan Luxembourg S.A.R.L., OEP 11 Cooperatief U.A., Rubber Cooperatief U.A., and Titan Tire Russia B.V.
10.8 (j)	Stock Purchase Agreement dated as of February 1, 2022 by and among Titan International, Inc., RDIF Investment Management-28 LLL, Co-Investment Partnership I L.P., and Co-Investment Partnership II C.V.
10.9 (k)***	Global Long-Term Agreement dated June 1, 2022 between Titan International, Inc. and Deere & Company.
10.10 (l)***	Global Long-Term Agreement dated November 1, 2024 between Titan International, Inc. and Deere & Company.
10.11 (m)	Stock Repurchase Agreement dated as of October 18, 2024 by and among Titan International, Inc., MHR Capital Partners Master Account LP, MHR Capital Partners (100) LP, and MHR Institutional Partners III L.P.
10.12 (o)	Membership Interest Purchase Agreement dated February 29, 2024 by and among Titan International, Inc., Titan Tire Holdings, Inc., Carlstar Intermediate Holdings I, LLC, The Carlstar Group, LLC, AIPCF V Feeder C (Cayman), LP and AIPCF V Feeder CTP Tire, LLC.
10.13 (p) +	Director Indemnification Agreement dated February 29, 2024 by and between Titan International, Inc. and Kim Marvin.
10.14 (q)	Credit and Security Agreement dated February 29, 2024 by and among Titan International, Inc., the other borrowers and guarantors party thereto, and Bank of America, N.A., as Agent.
16 (r)	Letter dated March 19, 2024 from Grant Thornton LLP
19*	Insider Trading Policy of the Registrant
21*	Subsidiaries of the Registrant
22*	List of Subsidiary Guarantors
23.1*	Consent of Independent Registered Public Accounting Firm, BDO USA, P.C.
23.2*	Consent of Independent Registered Public Accounting Firm, Grant Thornton LLP
31.1*	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2*	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32*	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
97 (s)	Compensation Recovery Policy
101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

+ Management contract or compensatory plan or arrangement required to be filed as an exhibit to Form 10-K.

* Filed herewith

** Confidential treatment has been granted with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

***Certain portions of this document that contain confidential information have been redacted in accordance with Regulation S-K Item 601(b)(10)(iv).

(a) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on June 29, 2015 (No. 1-12936).

(b) Incorporated by reference to the same numbered exhibit contained in the Company's Current Report on Form 8-K filed on April 22, 2021 (No. 1-12936).

(c) Incorporated by reference to Appendix A of the Company's Definitive Proxy Statement filed on April 30, 2021.

(d) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on December 23, 2015 (No. 1-12936).

(e) Incorporated by reference to exhibit 10.3 contained in the Company's Current Report on Form 8-K filed on December 9, 2016 (No. 1-12936).

(f) Incorporated by reference to exhibit 10.3 contained in the Company's Current Report on Form 8-K filed on December 23, 2015 (No. 1-12936).

(g) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on June 15, 2018 (No. 1-12936).

(h) Incorporated by reference to exhibit 10.1 contained in the Company's Form 10-Q for the quarterly period ended March 31, 2016 (No. 1-12936).

(i) Incorporated by reference to exhibit 10 contained in the Company's Form 10-Q for the quarterly period ended September 30, 2018 (No. 1-12936).

(j) Incorporated by reference to exhibit 10 contained in the Company's Current Report on Form 8-K filed on February 4, 2022 (No. 1-12936).

(k) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on June 17, 2022 (No. 1-12936).

(l) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on January 22, 2025 (No. 1-12936).

(m) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on October 21, 2024 (No. 1-12936).

(n) Incorporated by reference to exhibit 10.2 contained in the Company's Current Report on Form 8-K filed on February 29, 2024 (No. 1-12936) with respect to the Carlstar Acquisition and the Credit Agreement.

(o) Incorporated by reference to exhibit 10.1 contained in the Company's Current Report on Form 8-K filed on February 29, 2024 (No. 1-12936) with respect to the Carlstar Acquisition and the Credit Agreement.

(p) Incorporated by reference to exhibit 10.3 contained in the Company's Current Report on Form 8-K filed on February 29, 2024 (No. 1-12936) with respect to the Carlstar Acquisition and the Credit Agreement.

(q) Incorporated by reference to exhibit 10.4 contained in the Company's Current Report on Form 8-K filed on February 29, 2024 (No. 1-12936) with respect to the Carlstar Acquisition and the Credit Agreement.

(r) Incorporated by reference to exhibit 16.1 contained in the Company's Current Report on Form 8-K filed on March 14, 2024 (No. 1-12936).

(s) Incorporated by reference to exhibit 97 contained in the Company's Annual Report on Form 10-K filed on February 29, 2024 (No. 1-12936).

ITEM 16 – FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Sections 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TITAN INTERNATIONAL, INC.
(Registrant)

Date: February 26, 2025   **By:** /s/ PAUL G. REITZ

Paul G. Reitz
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on February 26, 2025.

Signatures	Capacity
/s/ PAUL G. REITZ	President, Chief Executive Officer and Director
Paul G. Reitz	(Principal Executive Officer)
/s/ DAVID A. MARTIN	SVP and Chief Financial Officer
David A. Martin	(Principal Financial Officer)
/s/ TONY C. EHELI	VP, Chief Accounting Officer
Tony C. Eheli	(Principal Accounting Officer)
/s/ MAURICE M. TAYLOR JR.	Chairman
Maurice M. Taylor Jr.	
/s/ RICHARD M. CASHIN JR.	Director
Richard M. Cashin Jr.	
/s/ MAX A. GUINN	Director
Max A. Guinn	
/s/ KIM A. MARVIN	Director
Kim A. Marvin	
/s/ DR. MARK RACHESKY	Director
Dr. Mark Rachesky	
/s/ ANTHONY L. SOAVE	Director
Anthony L. Soave	
/s/ LAURA K. THOMPSON	Director
Laura K. Thompson	

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements included in this annual report on Form 10-K. Management believes that the consolidated financial statements fairly reflect the Company's financial transactions and the financial statements reasonably present the Company's financial position and results of operations in conformity with accounting principles generally accepted in the United States of America.

The Board of Directors of the Company has an Audit Committee comprised entirely of outside directors who are independent of management. The Committee meets periodically with management, the internal auditors, and the independent registered public accounting firm to review accounting control, auditing, and financial reporting matters. The Audit Committee is responsible for the appointment of the independent registered public accounting firm and approval of their fees.

The independent registered public accounting firm audits the Company's consolidated financial statements in accordance with the standards of the PCAOB (United States). The consolidated financial statements as of December 31, 2024 have been audited by BDO USA, P.C., an independent registered public accounting firm, as stated in their report, which is included herein.

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Titan International, Incorporated
West Chicago, Illinois

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Titan International, Inc. (the "Company") as of December 31, 2024 and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for the year then ended, and the related notes and financial statement schedule listed in the accompanying index (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. We also have audited the adjustments to the 2023 and 2022 consolidated financial statements to retrospectively apply the change in accounting due to the adoption of Accounting Standards Update 2023-07, *Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures*, as discussed in Notes 1 and 25. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the 2023 and 2022 consolidated financial statements of the Company other than with respect to the adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2023 and 2022 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated February 26, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) related to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Realization of Certain Deferred Tax Assets

As described in Note 19 of the consolidated financial statements, the Company has gross deferred tax assets of $174.3 million as of December 31, 2024, reduced by a $106.5 million valuation allowance. The Company has recorded a valuation allowance in certain jurisdictions to reduce the carrying values of deferred tax assets to the amount that is more likely than not to be realized. The Company considers all available evidence, both positive and negative, in determining whether, based on the weight of that evidence, a valuation allowance is needed. The process for considering all available evidence is subjective and may require significant estimates and judgments.

We identified the Company's evaluation of the realizability of certain deferred tax assets as a critical audit matter as significant management judgment is required in evaluating and weighing the collective positive and negative evidence that were used to assess the realizability of deferred tax assets. This judgment included the Company's assessment over the ability to generate sufficient future taxable income exclusive of reversing temporary differences, and determining if the future reversal of existing taxable temporary differences results in the realization of deferred tax assets. Auditing this assessment involved subjective and complex auditor judgment due to the nature of audit evidence and extent of audit effort required to address these matters, including the use of income tax professionals.

The primary procedures we performed to address this critical audit matter included:

•   Utilizing income tax professionals to assist in evaluating the reasonableness of management's assessment related to the ability to generate sufficient future taxable income, and determining if the future reversal of existing taxable temporary differences results in the realization of deferred tax assets,

•   Testing the completeness and accuracy of the underlying data used in management's assessment of the realizability of deferred tax assets.

We have served as the Company's auditor since 2024.

/s/ BDO USA, P.C.

Chicago, Illinois
February 26, 2025

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Titan International, Incorporated
West Chicago, Illinois

Opinion on Internal Control over Financial Reporting

We have audited Titan International, Inc.'s (the "Company's") internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO criteria"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheet of the Company as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for the year then ended, and the related notes and financial statement schedule and our report dated February 26, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

As indicated in the accompanying Item 9A, Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of The Carlstar Group, LLC ("Carlstar"), which was acquired on February 29, 2024, and which is included in the consolidated balance sheet of the Company as of December 31, 2024, and the related consolidated statements of income, comprehensive income (loss), changes in equity, and cash flows for the year then ended. Carlstar constituted 12.9% of total assets as of December 31, 2024, and 28.8% of revenues for the year then ended. Carlstar contributed net income of $18.4 million for the year ended December 31, 2024. Management did not assess the effectiveness of internal control over financial reporting of Carlstar because of the timing of the acquisition which was completed on February 29, 2024. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Carlstar.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ BDO USA, P.C.

Chicago, Illinois
February 26, 2025

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders
Titan International, Inc.

Opinion on the financial statements
We have audited, before the effects of the adjustments to retrospectively apply the change in accounting due to the adoption of Accounting Standards Update 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures described in Note 1, the consolidated balance sheet of Titan International, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the two years in the period ended December 31, 2023 (the 2023 consolidated financial statements before the effects of the adjustments discussed in Note 1 are not presented herein), and the related notes and financial statement schedule included under Item 15(a) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements, which are before the effects of the adjustments to retrospectively apply the change in accounting described in Note 1, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the adjustments to retrospectively apply the change in accounting described in Note 1, and accordingly, we do not express an opinion or any other form of assurance about whether such adjustments are appropriate and have been properly applied. Those adjustments were audited by BDO USA P.C.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ GRANT THORNTON LLP

We served as the Company's auditor from 2012 to 2023.

Southfield, Michigan
February 29, 2024

F- 6

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(All amounts in thousands, except per share data)

		Year ended December 31,				
		2024		**2023**		**2022**
Net sales	$	1,845,937	$	1,821,800	$	2,169,380
Cost of sales		1,588,135		1,515,951		1,808,670
Gross profit		257,802		305,849		360,710
Selling, general and administrative expenses		191,794		134,938		132,792
Acquisition related expenses		6,196		—		—
Research and development expenses		16,520		12,539		10,404
Royalty expense		10,108		9,645		11,712
Income from operations		33,184		148,727		205,802
Interest expense		(36,429)		(29,157)		(32,149)
Interest income		11,024		10,372		2,353
Foreign exchange (loss) gain		(6,123)		(22,822)		927
Other income		6,615		2,628		25,420
Income before income taxes		8,271		109,748		202,353
Provision for income taxes		11,861		26,042		23,167
Net (loss) income		(3,590)		83,706		179,186
Net income attributable to noncontrolling interests		1,970		4,946		2,884
Net (loss) income attributable to Titan and applicable to common shareholders	$	(5,560)	$	78,760	$	176,302
(Loss) earnings per common share:						
Basic	$	(.08)	$	1.26	$	2.80
Diluted	$	(.08)	$	1.25	$	2.77
Average common shares and equivalents outstanding:						
Basic		68,662		62,452		63,040
Diluted		68,662		62,961		63,691

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(All amounts in thousands)

		Year ended December 31,				
		2024		**2023**		**2022**
Net (loss) income	$	(3,590)	$	83,706	$	179,186
Derivative (loss) gain		(235)		(484)		1,263
Currency translation adjustment		(74,753)		22,267		(6,507)
Pension liability adjustments, net of tax of $(1,888), $(2,663), and $(383), respectively		5,624		6,939		1,115
Comprehensive (loss) income		(72,954)		112,428		175,057
Net comprehensive (loss) income attributable to noncontrolling interests		(560)		956		4,030
Comprehensive (loss) income attributable to Titan	$	(72,394)	$	111,472	$	171,027

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED BALANCE SHEETS
(All amounts in thousands, except share data)

		December 31,		
		2024		2023
Assets				
Current assets				
Cash and cash equivalents	$	195,974	$	220,251
Accounts receivable, net of allowance of $3,232 and $5,340		211,720		219,145
Inventories		437,192		365,156
Prepaid and other current assets		67,151		72,229
Total current assets		912,037		876,781
Property, plant and equipment, net		421,218		321,694
Operating lease assets		117,027		11,955
Goodwill		29,563		—
Intangible assets, net		11,985		1,431
Deferred income taxes		41,732		38,033
Other long-term assets		51,391		39,351
Total assets	$	1,584,953	$	1,289,245
Liabilities				
Current liabilities				
Short-term debt	$	12,479	$	16,913
Accounts payable		219,586		201,201
Operating leases		11,999		5,021
Other current liabilities		143,294		139,378
Total current liabilities		387,358		362,513
Long-term debt		552,966		409,178
Deferred income taxes		6,416		2,234
Operating leases		106,020		6,153
Other long-term liabilities		38,537		41,752
Total liabilities		1,091,297		821,830
Commitments and contingencies: Notes 10, 22, 23 and 24				
Equity				
Titan stockholders' equity				
Common stock ($0.0001 par, 120,000,000 shares authorized, 78,447,035 issued and 63,139,435 outstanding at December 31, 2024; 66,525,269 issued and 60,715,855 outstanding at December 31, 2023)		—		—
Additional paid-in capital		740,223		569,065
Retained earnings		164,063		169,623
Treasury stock (at cost, 15,307,600 shares at December 31, 2024 and 5,809,414 shares at December 31, 2023)		(122,336)		(52,585)
Accumulated other comprehensive loss		(285,877)		(219,043)
Total Titan stockholders' equity		496,073		467,060
Noncontrolling interests		(2,417)		355
Total equity		493,656		467,415
Total liabilities and equity	$	1,584,953	$	1,289,245

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(All amounts in thousands, except share data)

	Number of common shares	Common stock	Additional paid-in capital	Retained earnings (deficit)	Treasury stock	Accumulated other comprehensive income (loss)	Total Titan Equity	Non-controlling interest	Total Equity
Balance January 1, 2022	66,411,784	$ —	$ 562,340	$ (85,439)	$ (1,121)	$ (246,480)	$ 229,300	$ (2,128)	$ 227,172
Net income				176,302			176,302	2,884	179,186
Currency translation adjustment						(7,653)	(7,653)	1146	(6,507)
Pension liability adjustments, net of tax						1,115	1,115		1,115
Derivative gain						1,263	1,263		1,263
Stock-based compensation	339,791		2,151		2,131		4,282		4,282
Issuance of common stock and treasury stock under 401(k) plan	124,645		1,055		572		1,627		1,627
Common stock repurchase	(4,032,259)				(25,000)		(25,000)		(25,000)
Balance December 31, 2022	62,843,961	$ —	$ 565,546	$ 90,863	$ (23,418)	$ (251,755)	$ 381,236	$ 1,902	$ 383,138
Net income				78,760			78,760	4,946	83,706
Currency translation adjustment						26,257	26,257	(3,990)	22,267
Pension liability adjustments, net of tax						6,939	6,939		6,939
Derivative loss						(484)	(484)		(484)
Stock-based compensation	381,241		2,819		2,416		5,235		5,235
Issuance of treasury stock under 401(k) plan	144,439		780		996		1,776		1,776
Common stock repurchase	(2,653,786)				(32,579)		(32,579)		(32,579)
Sale of investment							—	(2,135)	(2,135)
Acquisition of additional non-controlling interest			(80)				(80)	(368)	(448)
Balance December 31, 2023	60,715,855	$ —	$ 569,065	$ 169,623	$ (52,585)	$ (219,043)	$ 467,060	$ 355	$ 467,415
Net (loss) income				(5,560)			(5,560)	1,970	(3,590)
Currency translation adjustment						(72,223)	(72,223)	(2,530)	(74,753)
Pension liability adjustments, net of tax						5,624	5,624		5,624
Derivative loss						(235)	(235)		(235)
Stock-based compensation	345,347		2,273		3,131		5,404		5,404
Issuance of treasury stock under 401(k) plan	126,060		192		1,136		1,328		1,328
Common stock repurchase	(1,964,593)				(16,382)		(16,382)		(16,382)
Common stock repurchase from related party	(8,005,000)				(57,636)		(57,636)		(57,636)
Common stock issuance	11,921,766		168,693				168,693		168,693
Sale of investment							—	(2,212)	(2,212)
Balance December 31, 2024	63,139,435	$ —	$ 740,223	$ 164,063	$ (122,336)	$ (285,877)	$ 496,073	$ (2,417)	$ 493,656

See accompanying Notes to Consolidated Financial Statements.

TITAN INTERNATIONAL, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(All amounts in thousands)

		Year ended December 31,				
Cash flows from operating activities:		2024		2023		2022
Net (loss) income	$	(3,590)	$	83,706	$	179,186
Adjustments to reconcile net income to net cash provided by operating activities:						
Depreciation and amortization		60,704		42,434		42,747
Loss on sale of the Australian wheel business		—		—		10,890
Deferred income tax benefit		(6,358)		(2,081)		(23,385)
Income on indirect taxes		—		(3,096)		(32,043)
Gain on fixed asset and investment sale		(425)		(644)		(216)
Stock-based compensation		5,404		5,235		4,282
Issuance of stock under 401(k) plan		1,326		1,776		1,627
Gain from property insurance settlement		(3,537)		—		—
Foreign currency (gain) loss		(506)		19,734		2,661
(Increase) decrease in assets, net of acquisition:						
Accounts receivable		73,825		42,871		(27,201)
Inventories		51,481		31,635		(19,598)
Prepaid and other current assets		12,106		17,596		11,366
Other assets		(5,482)		(2)		(1,288)
Increase (decrease) in liabilities, net of acquisition:						
Accounts payable		(29,169)		(62,725)		(7,754)
Other current liabilities		(15,290)		872		18,888
Other liabilities		998		2,039		516
Net cash provided by operating activities		141,487		179,350		160,678
Cash flows from investing activities:						
Capital expenditures		(65,624)		(60,799)		(46,974)
Business acquisition, net of cash acquired		(143,643)		—		—
Proceeds from sale of investments		1,791		2,085		9,293
Proceeds from property insurance settlement		3,537		—		—
Other investing activities		2,341		1,791		930
Net cash used for investing activities		(201,598)		(56,923)		(36,751)
Cash flows from financing activities:						
Proceeds from borrowings		213,199		6,666		88,940
Payment on debt		(70,291)		(27,608)		(124,739)
Payment of debt issuance costs		(3,115)		—		—
Repurchase of common stock		(16,383)		(32,579)		(25,000)
Repurchase of common stock from related party		(57,636)		—		—
Other financing activities		(1,223)		(2,495)		(511)
Net cash provided by (used for) financing activities		64,551		(56,016)		(61,310)
Effect of exchange rate changes on cash		(28,717)		(5,737)		(1,148)
Net (decrease) increase in cash and cash equivalents		(24,277)		60,674		61,469
Cash and cash equivalents, beginning of year		220,251		159,577		98,108
Cash and cash equivalents, end of year	$	195,974	$	220,251	$	159,577
Supplemental information:						
Interest paid	$	37,179	$	30,269	$	31,604
Income taxes paid, net of refunds received		20,360		21,801		24,105
Non cash financing activity:						
Issuance of common stock in connection with business acquisition	$	168,693	$	—	$	—

See accompanying Notes to Consolidated Financial Statements.

1. DESCRIPTION OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Business

Titan International, Inc. and its subsidiaries (Titan or the Company) are leading manufacturers of wheels, tires, and undercarriage systems and components for off-highway vehicles used in the agricultural, earthmoving/construction, and consumer segments. Titan manufactures both wheels and tires for the majority of these market applications, allowing the Company to provide the value-added service of delivering complete wheel and tire assemblies. The Company offers a broad range of products that are manufactured to meet the specifications of original equipment manufacturers (OEMs) and/or the requirements of aftermarket customers.

Principles of consolidation

The consolidated financial statements include the accounts of all majority-owned subsidiaries and variable interest entities in which Titan is the primary beneficiary. Investments in companies in which Titan does not own a majority interest, but which Titan has the ability to exercise significant influence over operating and financial policies are accounted for using the equity method. Investments in other companies are carried at cost. All significant intercompany accounts and transactions have been eliminated.

Reclassifications

The Company has reclassified certain prior period amounts in the consolidated balance sheet, primarily lease liabilities and warranty liabilities and in the consolidated statement of operations, primarily interest expense and interest income, to conform with the current period presentation.

Business combinations

We account for business combinations under the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which requires an allocation of the consideration we paid to the identifiable assets, intangible assets and liabilities based on the estimated fair values as of the closing date of the acquisition. The excess of the fair value of the purchase price over the fair values of these identifiable assets, intangible assets and liabilities is recorded as goodwill.

Purchased intangibles other than goodwill are initially recognized at fair value and amortized over their useful lives unless those lives are determined to be indefinite. The valuation of acquired assets will impact future operating results. The fair value of identifiable intangible assets is determined using an income approach on an individual asset basis. Specifically, we use the multi-period excess earnings method to determine the fair value of customer relationships and the relief-from-royalty approach to determine the fair value of the tradename and proprietary technology. Determining the fair value of acquired intangibles involves significant estimates and assumptions, including forecasted revenue growth rates, EBIT margins, percentage of revenue attributable to the tradename, contributory asset charges, customer attrition rate, market-participant discount rates, the assumed royalty rates and income tax rates.

The determination of the useful life of an intangible asset other than goodwill is based on factors including historical tradename performance with respect to consumer name recognition, geographic market presence, market share, plans for ongoing tradename support and promotion, customer attrition rate, and other relevant factors.

Goodwill and other intangible assets

Goodwill represents the excess of purchase price over the fair value of net assets acquired. Goodwill is not amortized. For goodwill, impairment tests are required at least annually, or more frequently if events or circumstances indicate that it may be impaired, when some portion but not all of a reporting unit is disposed of or classified as assets held for sale, or when a change in the composition of reporting units occurs for other reasons, such as a change in segments. Based on its current organizational structure, the Company identified reporting units for which cash flows are determinable and to which goodwill was allocated.

The Company performs its goodwill impairment test at least annually in the fourth quarter. For this goodwill impairment test, the Company used qualitative assessments. The Company performed this test by assessing qualitative factors to determine whether it was more likely than not that the fair value of each reporting unit was greater than its respective carrying value. Factors considered in the qualitative assessments include, among other things, macroeconomic conditions, industry and market considerations and the financial performance of the respective reporting units. If based on the results of the qualitative assessment, the Company were to determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, a quantitative assessment would be conducted. Based on the results of the annual goodwill impairment test, the Company determined there was no impairment.

A quantitative test is used to determine existence of goodwill impairment and the amount of the impairment loss at the reporting unit level. The quantitative test compares the fair value of a reporting unit with its carrying amount, including goodwill. The Company uses an income-based valuation method, determining the present value of estimated future cash flows, to estimate the fair value of a reporting unit. If the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is not impaired. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. Factors used in the impairment analysis require significant judgment, and actual results may differ from assumed and estimated amounts. The Company uses its own market assumptions including internal projections of future cash flows, discount rates and other assumptions considered reasonable in the analysis and reflective of market participant assumptions. These forecasts are based on historical performance and future estimated results. The discount rates utilized are based on a capital asset pricing model and published relevant industry rates, which take into consideration the risks and uncertainties inherent to the reporting units and in the internally developed forecasts.

Other intangible assets with determinable lives primarily consist of customer lists/relationships and trademarks. Refer to Note 7 to the consolidated financial statements for further information.

Long-lived assets (including definite-lived intangible assets) are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, such as a significant sustained change in the business climate. If an indicator of impairment exists for any grouping of assets, an estimate of undiscounted future cash flows is prepared and compared to its carrying value. If an asset group is determined to be impaired, the loss is measured by the excess of the carrying amount of the asset group over its fair value, as determined by an estimate of discounted future cash flows.

Cash and cash equivalents
The Company considers short-term debt securities with an original maturity of three months or less to be cash equivalents. The cash in the Company's U.S. banks is not fully insured by the Federal Deposit Insurance Corporation. The Company had $185.3 million and $186.1 million of cash in foreign bank accounts at December 31, 2024 and 2023, respectively. The Company's cash in its foreign bank accounts is not fully insured.

Accounts receivable and allowance for credit loss
The Company carries its accounts receivable at their face amounts less an allowance for credit loss. The allowance is an estimate based on historical collection experience, current and future economic and market conditions and a review of the current status of customers' trade accounts receivable. In order to monitor credit risks associated with our customer base, credit worthiness of our existing customer base is reviewed on a periodic basis. At the end of each reporting period, the allowance for credit loss is reviewed relative to management's collectability assessment and adjusted if deemed necessary. The factors considered in this review include known bad debt risks and past loss history. Actual collection experience may differ from the current estimate of net receivables.

Concentration of credit risk
Net sales to Deere & Company in Titan's agricultural, earthmoving/construction, and consumer segments combined represented 11%, 13% and 15% of the Company's consolidated net sales for the years ended December 31, 2024, 2023, and 2022, respectively. No other customer accounted for 10% or more of Titan's net sales in 2024, 2023 and 2022 .

Inventories
Inventories are valued at the lower of cost or net realizable value. The Company's inventories are valued under the first in, first out (FIFO) method or average cost method. Net realizable value is estimated based on current selling prices. Estimated provisions are established for slow-moving and obsolete inventory.

Fixed assets
Property, plant, and equipment have been recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets:

	Years
Building and improvements	25 - 40
Machinery and equipment	7 - 20
Tools, dies, and molds	2 - 9

Maintenance and repairs are expensed as incurred. When property, plant, and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated, and any gain or loss on disposition is included in the accompanying consolidated statements of operations.

Impairment of long-lived assets
The Company reviews fixed assets to assess recoverability from future operations whenever events and circumstances indicate that the carrying values may not be recoverable. Factors that could result in an impairment review include, but are not limited to, a current period cash flow loss combined with a history of cash flow losses, current cash flows that may be insufficient to recover the investment in the property over the remaining useful life, or a projection that demonstrates continuing losses associated with the use of a long-lived asset, significant changes in the manner of use of the assets, or significant changes in business strategies. Impairment losses are recognized in operating results when expected undiscounted cash flows are less than the carrying value of the asset. Impairment losses are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.

Fair value of financial instruments
The Company's financial assets measured at fair value on a recurring basis include investments in marketable equity securities of $5.3 million and $30.8 million as of December 31, 2024 and 2023, respectively, which are Level 1 fair value measurements as the Company uses quoted market prices. Cash and cash equivalents are carried at cost, which approximates fair value because of the short-term maturities of these instruments. The Company's revolving credit facility and notes payable are carried at cost, which approximates fair value due to their short terms or stated rates, which are considered Level 2 fair value measurements. Our 7.0% senior secured notes due 2028 (the senior secured notes due 2028) were carried at cost of $397.2 million and $396.3 million at December 31, 2024 and and 2023, respectively. The fair value of the senior secured notes due 2028, as determined with the assistance of an independent pricing platform using real-time trade data, was approximately $390.0 million and $401.4 million, at December 31, 2024 and 2023, respectively, which was determined to be a level 2 fair value measurement.

Investments
The Company uses the equity method to account for investments in entities that are not consolidated since Titan is not the primary beneficiary, but can exert significant influence over the entities. Under the equity method, investments are reported in other long-term assets on the consolidated balance sheets and are recorded at cost and adjusted for the Company's proportionate share of the net income or loss in the investments. The carrying value of these investments was $7.9 million and $7.1 million as of December 31, 2024, and December 31, 2023, respectively.

The Company assesses the carrying value of its equity method investments whenever events and circumstances indicate that the carrying values may not be recoverable. Investment write-downs, if necessary, are recognized in operating results when expected undiscounted future cash flows are less than the carrying value of the asset. These write-downs, if any, are measured as the excess of the carrying value of the asset over the discounted expected future cash flows or the estimated fair value of the asset.

Russia-Ukraine Military Conflict
In February 2022, in response to the military conflict between Russia and Ukraine, the United States, other North Atlantic Treaty Organization member states, as well as non-member states, announced targeted economic sanctions on Russia, certain Russian citizens and enterprises. The continuation of the conflict has triggered additional economic and other sanctions enacted by the United States and other countries throughout the world.

The Company currently owns 64.3% of the Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia, which represents approximately 5% and 7% of consolidated assets of Titan as of December 31, 2024 and December 31, 2023, respectively. The Russian operations represent approximately 5%, 6% and 6% of consolidated global sales for the years ended December 31, 2024, 2023, and 2022, respectively. The impact of the military conflict between Russia and Ukraine has not had a significant impact on the Company's global operations. The Company continues to monitor the potential impacts on the business including the increased cost of energy in Europe and the ancillary impacts that the military conflict could have on other global operations.

Sale of Australian wheel business
On March 29, 2022, the Company entered into a definitive agreement (the Agreement) for the sale of its Australian wheel business, to OTR Tyres, a leading Australian tire, wheel and service provider. The closing date of the transaction was March 31, 2022. The Agreement contains customary representations, warranties and covenants for transactions of this type. The sale included gross proceeds and cash repatriated of approximately $17.5 million, and the assumption by OTR Tyres of all liabilities, including employee and lease obligations. Refer to footnote 18 for additional information on the loss on sale of the Australian wheel business.

Foreign currency translation
The financial statements of the Company's foreign subsidiaries are translated to United States dollars. Assets and liabilities are translated to United States dollars at period-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the period. Translation adjustments are included in "Accumulated other comprehensive loss" in stockholders' equity. Gains and losses that result from foreign currency transactions are included in the accompanying consolidated statements of operations.

Hyperinflation in Argentina and Turkey
In July 2018 and March 2022, the three-year cumulative rate of inflation for consumer prices and wholesale prices reached a level in excess of 100% for Argentina and Turkey, respectively. As a result, in accordance with ASC 830 Foreign Currency Matters, Argentina and Turkey were considered hyperinflationary economies and the Company applied the standard for the years ended December 31, 2024 and 2023.

In accordance with ASC 830, the Argentine and Turkish subsidiary's nonmonetary assets and liabilities, as well as related expenses such as depreciation, are remeasured into US dollars by applying the foreign exchange rate as of the date each respective entity became hyperinflationary. Monetary assets and liabilities are remeasured into US dollars using the current exchange rates. Any resulting gains or losses on these monetary assets and liabilities are reported in net income within the consolidated statements of operations.

The Company recognized a net monetary loss of $3.2 million and $15.5 million recorded in foreign exchange (loss) gain in the consolidated statements of operations for the years ended December 31, 2024 and 2023. The decrease in the net monetary loss is due to the application of the accounting standard for the year ended December 31, 2023 which included cumulative prior period impacts which were not material to the annual 2023 financial statements.

Revenue recognition
The Company derives revenues primarily from the sale of wheels, tires, tires/wheels assemblies, and undercarriage systems and components. The Company follows the five-step model to determine when to recognize revenue: (1) identify the contract(s) with the customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; (5) recognize revenue when the entity satisfies a performance obligation. In most arrangements within the Company, contracts with the customer are identified through the receipt of a purchase order, which also defines the terms of the contract including the performance obligations or products to be sold, and specific transaction prices associated with the products. In some other arrangements, a master agreement exists that defines pertinent contract terms such as products and price. Purchase orders are then issued under the master agreement for specific quantities of products, which are fulfilled at the specified price at a given point in time. Generally, the Company's performance obligations under the contracts are satisfied when there is transfer of control of the products to our customers, which is primarily upon shipment or, in certain instances, upon delivery of the products to the named customer location. The payment terms and conditions in our contracts vary and are customary within the geographies that we serve. As the Company's standard payment terms are less than one year, the Company has elected the practical expedient under ASC 606-10-32-18 to not assess whether a contract has a significant financing component.

Revenues are stated net of returns, discounts and allowances, which are determined based on historical experience. Customer discounts and allowances, consisting primarily of volume discounts and other short-term incentive programs, are recorded as a reduction of revenue at the time of sale because these allowances reflect a reduction in the transaction price.

Costs to obtain or fulfill a contract with a customer, such as sales commissions to agents and internal sales employees, are recognized as an expense when incurred since the amortization period would be one year or less. Shipping and handling costs are included as a component of cost of sales. Revenue derived from shipping and handling costs billed to customers is included in sales.

Cost of sales
Cost of sales is comprised primarily of direct materials and supplies consumed in the manufacturing of the Company's products, as well as manufacturing labor, depreciation expense, and overhead expense necessary to acquire and convert the purchased materials and supplies into a finished product. Cost of sales also includes all purchasing, receiving, inspection, internal transfers, and related distribution costs.

Selling, general, and administrative expense
Selling, general, and administrative (SG&A) expense is comprised primarily of sales commissions, marketing expense, selling, and administrative wages, information system costs, legal fees, bank charges, professional fees, depreciation and amortization expense on non-manufacturing assets, and other administrative items.

Research and development expense
Research and development (R&D) expenses are expensed as incurred. R&D costs were $16.5 million, $12.5 million, and $10.4 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Advertising
Advertising expenses are included in SG&A expense and are expensed as incurred. Advertising costs were approximately $4.8 million, $3.3 million and $3.0 million for the years ended December 31, 2024, 2023, and 2022, respectively.

Warranty costs
The Company provides limited warranties on workmanship on its products in all market segments. The provision for estimated warranty costs is made in the period when such costs become probable and is based on past warranty experience. See Note 12 for additional information.

Income taxes
Deferred income tax provisions are determined using the asset and liability method to recognize deferred tax assets and liabilities. This method is based upon differences between the financial statement carrying amounts and the respective tax basis of assets and liabilities using enacted tax rates that are expected to apply in the years the temporary differences are expected to be settled or realized. Valuation allowances are recorded where it is considered more likely than not that some portion or all of the deferred tax assets will not be realized. Tax benefits are recognized only for tax positions that are more likely than not to be sustained upon examination by tax authorities.

Earnings per share
Basic earnings per share (EPS) is computed by dividing consolidated net earnings applicable to common shareholders by the weighted average number of common shares outstanding. Diluted EPS is computed by dividing adjusted consolidated net earnings applicable to common shareholders by the sum of the weighted average number of common shares outstanding and the weighted average number of potential common shares outstanding. Potential common shares consist of outstanding options under the Company's stock compensation plans.

Environmental liabilities
Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations and that do not contribute to current or future revenue are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and can be reasonably estimated.

Stock-based compensation
Compensation expense for stock-based compensation is recognized over the requisite service period at the estimated fair value of the award at the grant date. See Note 21 for additional information.

Use of estimates
The policies utilized by the Company in the preparation of the financial statements conform to United States generally accepted accounting principles ("US GAAP" or "GAAP") and require management to make estimates, assumptions, and judgments that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions.

Share repurchase program
On December 16, 2022, the Board of Directors authorized a share repurchase program allowing for the expenditure of up to $50.0 million (the "Share Repurchase Program") for the repurchase of the Company's common stock. This authorization took effect immediately and will remain in place for up to three years. Under the Share Repurchase Program, Titan repurchased 1,964,593 shares of its common stock totaling $16.4 million during the year ended December 31, 2024, and 2,653,786 shares of its common stock totaling $32.6 million during 2023. As of December 31, 2024, $1.0 million remains available for future share repurchases under this program. The Company records treasury stock using the cost method.

In addition to the share repurchase program, the Company entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement") with MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP, a Delaware limited partnership, and MHR Institutional Partners III L.P., a Delaware limited partnership (together, the "MHR Funds", a related party) on October 18, 2024. Refer to Note 15 for additional information.

Supplier financing program
A subsidiary of Titan participates in supplier financing programs pursuant to credit agreements between certain suppliers and financial institutions. The program enables those suppliers to receive payment from participating financial institutions prior to the payment date specified in the terms between Titan and the supplier. Titan does not incur annual service fees associated with its enrollment in the supplier financing program. The transactions are at the sole discretion of both the suppliers and the financial institution, and Titan is not a party to the agreement and has no economic interest in the supplier's decision to receive payment prior to the payment date. The terms between Titan and a supplier, including the amount due and scheduled payment dates, are not impacted by a supplier's participation in the program. Amounts due to suppliers who participate in the program are included in the accounts payable line item in Titan's consolidated balance sheets and Titan's payments made under the program are reflected in cash flows from operating activities in Titan's consolidated statements of cash flows. For suppliers who participate in a supplier financing program, Titan will pay the financial institution directly rather than the supplier. The confirmed obligations under the supplier financing programs included in the accounts payable line item in Titan's consolidated balance sheet were $13.2 million at December 31, 2024, and $7.4 million at December 31, 2023.

Adoption of new accounting standards
In November 2023, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2023-07, Improvements to Reportable Segment Disclosures, which expands reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in the ASU require, among other things, disclosure of significant segment expenses that are regularly provided to an entity's chief operating decision maker (CODM) and a description of other segment items (the difference between segment revenue less the segment expenses disclosed under the significant expense principle and each reported measure of segment profit or loss) by reportable segment, as well as disclosure of the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. Annual disclosures are required for fiscal years beginning after December 15, 2023 and interim disclosures are required for periods within fiscal years beginning after December 15, 2024. Retrospective application is required, and early adoption is permitted. The Company adopted the impact of this ASU effective December 31, 2024 and incorporated the required disclosures within Note 25 to consolidated financial statements.

New accounting pronouncements to be adopted in future periods
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. ASU 2023-09 is effective for fiscal years beginning after December 15, 2024, may be applied prospectively or retrospectively, and allows for early adoption. These requirements will impact our income tax disclosures and we are currently evaluating the impact of adoption.

In November 2024, FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosure (Subtopic 220-40): Disaggregation of Income Statement Expenses," which requires additional disclosure about the specific expense categories in the notes to financial statements at interim and annual reporting periods. The amendments in this ASU do not change or remove current expense disclosure requirements but affect where this information appears in the notes to financial statements. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, with early adoption permitted. Upon adoption, the guidance can be applied prospectively or retrospectively. We are currently evaluating the impact that ASU 2024-03 will have on our consolidated financial statements.

2. BUSINESS COMBINATION

Acquisition of The Carlstar Group

On February 29, 2024, the Company acquired 100% of the equity interests of The Carlstar Group, LLC ("Carlstar") for the following purchase consideration and subject to a working capital adjustment based on an agreed upon working capital target (amounts in thousands):

	Purchase Consideration
Titan International, Inc. common stock	$ 168,693
Base cash consideration, net of cash acquired of $10,288	127,500
	$ 296,193
Additional cash consideration for excess net working capital acquired	19,759
Other debt-like items	(3,616)
Total purchase consideration, net of cash acquired	$ 312,336

Carlstar is a global manufacturer and distributor of wheels and tires for a variety of end-market verticals including outdoor power equipment, power sports, trailers, and small to midsize agricultural and construction equipment. Carlstar has 17 manufacturing and distribution facilities located in four countries and provides solutions to customers in North America, Europe and China.

Since the initial measurement of the identified assets acquired and liabilities assumed, the Company has updated our initial allocation of the purchase consideration during 2024. The principal changes include (i) increase in the value of inventory to include inventory in-transit to a customer locations for which transfer of title has not occurred, (ii) decrease in the value of Property, Plant, and Equipment primarily to reflect updated assumptions surrounding disposed and idle assets, and (iii) decrease in the fair market value adjustment associated with a certain right-of-use asset based on updated underlying valuation assumptions.

The following table summarizes the measurement period changes since the first quarter of 2024, as well as the updated and the allocation of purchase price consideration to the major classes of assets and liabilities (amounts in thousands) as of February 29, 2024:

	Final Purchase Price Allocation		Measurement Period Changes		Preliminary Purchase Price Allocation
Accounts receivable	$	92,043	$	(6,396)	$ 98,439
Inventories		150,900		4,912	145,988
Prepaid and other current assets		13,339		—	13,339
Property, plant, and equipment		115,090		(13,072)	128,162
Other long-term assets		111,864		15,661	96,203
Goodwill		29,563		16,696	12,867
Intangible assets		11,500		(4,270)	15,770
Fair value of assets acquired	$	524,299	$	13,531	$ 510,768
Accounts payable	$	66,055	$	—	$ 66,055
Other current liabilities		28,377		2,000	26,377
Operating leases		108,249		12,773	95,476
Deferred tax liabilities		7,773		(2,678)	10,451
Other long-term liabilities		1,509		—	1,509
Fair value of liabilities assumed	$	211,963	$	12,095	$ 199,868
Purchase Price	$	312,336	$	1,436	$ 310,900

Goodwill represents value the Company expects to be created by combining the operations of the acquired business with the Company's operations, including the expansion of customer relationships, access to new customers, and potential cost savings and synergies. Goodwill related to the acquisition is deductible for tax purposes. The carrying value of goodwill by reportable segment as of December 31, 2024 is as follows:

	Carrying Value as of December 31, 2024
Agricultural	$ 4,844
Earthmoving/construction	—
Consumer	24,719
Total	$ 29,563

The following table summarizes the carrying amounts and weighted average lives of the acquired intangible assets as of February 29, 2024 (amounts in thousands):

	Carrying Value	Weighted Average Amortization (in Years)
Customer lists/relationships	$ 6,000	10.00
Trade names	5,500	12.50
Total	$ 11,500	11.30

Through December 31, 2024, the actual revenue and income before taxes of Carlstar since the acquisition date of February 29, 2024 included in the consolidated statement of operations is as shown below (amounts in thousands). The net income includes the effect of fair value adjustments for the amortization of inventory, intangible assets, and depreciation of property, plant and equipment.

	From Acquisition Date to December 31, 2024
Carlstar revenue	$ 418,888
Carlstar income before taxes	19,587

The following is the unaudited pro forma financial information for the year ended December 31, 2024 and 2023 that reflects our results of our operations as if the acquisition of Carlstar had been completed on January 1, 2023. This unaudited pro forma financial information is provided for informational purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions taken place on January 1, 2023, nor is it indicative of the future consolidated results of operations or financial position of the combined companies (amounts in thousands, except per share data).

	Year ended December 31,	
	2024	2023
Pro forma revenues	$ 1,947,755	$ 2,436,992
Pro forma net income	20,011	83,844
Net income per common share, basic	$ 0.28	$ 1.13
Net income per common share, diluted	0.28	1.12

These pro forma amounts have been calculated after applying Titan's accounting policies and making certain adjustments, which primarily relate to: (i) severance-related costs, (ii) adjustments relating to the fair value step-ups to inventory, (iii) transaction-related costs of both Titan and Carlstar, and (iv) gain of $56.2 million related to a sale-leaseback transaction of certain domestic manufacturing facilities for Carlstar for the year ended December 31, 2023 prior to the acquisition by the Company. These pro forma amounts were adjusted to be excluded from the unaudited pro forma information for the year ended December 31, 2024 and were adjusted to include these amounts for the year ended December 31, 2023.

Total acquisition-related costs for the year ended December 31, 2024 were $6.2 million.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. ACCOUNTS RECEIVABLE, NET

Accounts receivable at December 31, 2024 and 2023, consisted of the following (amounts in thousands):

	2024	2023	2022
Accounts receivable	$ 214,952	$ 224,485	$ 272,928
Allowance for credit losses	(3,232)	(5,340)	(6,170)
Accounts receivable, net	$ 211,720	$ 219,145	$ 266,758

Accounts receivable are reduced by an estimated allowance for credit losses which is based on known risks and historical losses.

Changes in the allowance for credit losses for the periods set forth below consisted of the following (amounts in thousands):

	2024	2023	2022
Balance at January 1,	$ 5,340	$ 6,170	$ 4,550
Provision charged to expense	191	50	2,043
Recoveries of accounts receivable	(1,098)	(138)	(26)
Other, including foreign currency translation	(1,201)	(742)	(397)
Balance at December 31,	$ 3,232	$ 5,340	$ 6,170

4. INVENTORIES

Inventories at December 31, 2024 and 2023, consisted of the following (amounts in thousands):

	2024	2023
Raw material	$ 103,616	$ 108,504
Work-in-process	41,898	39,921
Finished goods	291,678	216,731
	$ 437,192	$ 365,156

Inventories are reduced by estimated provisions for slow-moving and obsolete inventory. These provisions reduce the cost basis of the asset.

5. PREPAID AND OTHER CURRENT ASSETS

Prepaid and other current assets at December 31, 2024 and 2023, consisted of the following (amounts in thousands):

	2024	2023
Value added tax and duty receivable, including tax credits	$ 8,346	$ 15,255
Factory supplies	25,777	24,472
Prepaid expense	20,154	20,783
Prepaid taxes	2,160	2,144
Deposits	2,730	1,338
Contract receivable	1,734	1,213
Other	6,250	7,024
	$ 67,151	$ 72,229

6. PROPERTY, PLANT, AND EQUIPMENT, NET

Property, plant, and equipment at December 31, 2024 and 2023, consisted of the following (amounts in thousands):

	2024	2023
Land and improvements	$ 42,534	$ 42,140
Buildings and improvements	260,256	243,241
Machinery and equipment	703,899	628,975
Tools, dies, and molds	118,569	116,328
Construction-in-process	46,997	29,744
	1,172,255	1,060,428
Less accumulated depreciation	(751,037)	(738,734)
	$ 421,218	$ 321,694

Depreciation, including depreciation on capital leases, related to property, plant, and equipment for the years ended December 31, 2024, 2023 and 2022 totaled $55.7 million, $41.0 million, and $41.5 million, respectively.

7. INTANGIBLE ASSETS, NET

The components of intangible assets, net at December 31, 2024 and 2023, consisted of the following (amounts in thousands):

	Weighted- Average Useful Lives (in Years)	2024 Gross Carrying Amount	2024 Accumulated Amortization	2024 Net Carrying Amount
Amortizable intangible assets:				
Customer lists/relationships	12.50	$ 6,000	$ (400)	$ 5,600
Trade names	10.00	5,500	(458)	5,042
Other intangibles	15.52	3,523	(2,180)	1,343
Total		15,023	(3,038)	11,985

	Weighted- Average Useful Lives (in Years)	2023 Gross Carrying Amount	2023 Accumulated Amortization	2023 Net Carrying Amount
Amortizable intangible assets:				
Other intangibles	15.52	3,384	(1,953)	1,431
Total		3,384	(1,953)	1,431

Amortization related to intangible assets were $1.5 million, $0.6 million, and $0.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

The estimated aggregate amortization expense at December 31, 2024, for each of the years set forth below was as follows (amounts in thousands):

2025	$	1,267
2026		1,267
2027		1,195
2028		1,153
2029		1,153
Thereafter		5,950
	$	11,985

8. OTHER LONG-TERM ASSETS

Other long-term assets at December 31, 2024 and 2023, consisted of the following (amounts in thousands):

		2024		2023
Net pension asset	$	28,352	$	19,566
Prepaid software		3,454		5,879
Investments in nonconsolidated affiliates		7,919		7,127
Manufacturing spares		2,087		2,089
Deferred financing costs		2,646		195
Other		6,933		4,495
	$	51,391	$	39,351

9. OTHER CURRENT LIABILITIES

Other current liabilities at December 31, 2024 and 2023, consisted of the following (amounts in thousands):

		2024		2023
Compensation and benefits	$	47,735	$	47,543
Warranty		12,571		11,848
Accrued insurance benefits		20,218		19,162
Customer rebates and deposits		15,004		15,490
Accrued other taxes		12,142		13,762
Accrued interest		5,646		4,955
Foreign government grant (a)		3,672		4,509
Other		26,306		22,109
	$	143,294	$	139,378

(a) The Company received government subsidies in 2023 associated with capital expenditure investments in technological and digital innovation in Europe. The amount of the government subsidy is used to offset existing payables to governmental entities in the future. In addition, during August 2014, the Company received an approximately $17.0 million capital grant from the Italian government for asset damages related to the earthquake that occurred in May 2012 at one of our Italian subsidiaries. The grant was recorded as deferred income in non-current liabilities which is being amortized over the life of the reconstructed building. There are no specific stipulations associated with the government grant.

10. DEBT

Long-term debt consisted of the following as of the dates set forth below (amounts in thousands):

	Principal Balance	December 31, 2024 Unamortized Debt Issuance	Net Carrying Amount
7.00% senior secured notes due 2028	$ 400,000	$ (2,847)	$ 397,153
Revolving credit facility	146,000	—	146,000
Titan Europe credit facilities	15,199	—	15,199
Other debt	7,093	—	7,093
Total debt	568,292	(2,847)	565,445
Less amounts due within one year	12,479	—	12,479
Total long-term debt	$ 555,813	$ (2,847)	$ 552,966

	Principal Balance	December 31, 2023 Unamortized Debt Issuance	Net Carrying Amount
7.00% senior secured notes due 2028	$ 400,000	$ (3,723)	$ 396,277
Titan Europe credit facilities	22,568	—	22,568
Other debt	7,246	—	7,246
Total debt	429,814	(3,723)	426,091
Less amounts due within one year	16,913	—	16,913
Total long-term debt	$ 412,901	$ (3,723)	$ 409,178

The weighted-average interest rates on total short-term borrowings, at December 31, 2024 and December 31, 2023, were approximately 4.1% and 3.1%, respectively.

Aggregate maturities of total debt at December 31, 2024, for each of the years (or other periods) set forth below were as follows (amounts in thousands):

2025	$ 12,488
2026	5,052
2027	1,734
2028	546,521
2029	588
Thereafter	1,909
	$ 568,292

7.00% senior secured notes due 2028
On April 22, 2021, the Company issued $400.0 million aggregate principal amount of 7.00% senior secured notes due April 2028 (the senior secured notes due 2028), guaranteed by certain of the Company's subsidiaries. Including the impact of debt issuance costs, these notes had an effective yield of 7.27% at issuance. These notes are secured by the land and buildings of the following subsidiaries of the Company: Titan Wheel Corporation of Illinois, Titan Tire Corporation, Titan Tire Corporation of Freeport, and Titan Tire Corporation of Bryan.

Revolving credit facility
In connection with the acquisition of Carlstar, Titan entered into a new domestic credit facility which was effective on February 29, 2024. The new credit facility, with Bank of America as agent, consists of a $225.0 million revolving line of credit (the previous credit facility was $125.0 million) and is collateralized by accounts receivable and inventory of certain of the Company's domestic and Canadian subsidiaries. In addition, swingline loans and letters of credit are available under the facility

up to an aggregate outstanding amount of $20.0 million for swingline loans and $50.0 million for letters of credit. The credit facility has a five-year term and can be expanded by up to $50.0 million through an uncommitted accordion provision within the agreement. It is scheduled to mature on February 28, 2029 or 91 days prior to the maturity of the Company's 7.00% secured notes due in 2028. The new credit facility has terms similar to those contained in the previous credit facility as well as other enhancements to further improve the availability within the borrowing base. The interest rate of the credit facility is based on the prevailing SOFR rate subject to certain debt levels within each month. As of December 31, 2024, the weighted average interest rate was 6.20%.

The Company's total amount available for borrowing under the new credit facility at December 31, 2024 totaled $177.1 million, based on eligible accounts receivable and inventory balances. With outstanding letters of credit totaling $9.9 million and $146.0 million in outstanding borrowings under the revolving credit facility, the net amount available for borrowing under the new credit facility totaled $21.2 million at December 31, 2024.

Prior to February 29, 2024, the Company had a $125.0 million revolving credit facility with BMO Harris Bank N.A., as agent, and other financial institutions party thereto, until the completion of the new credit facility noted above. The $125.0 million credit facility was collateralized by accounts receivable and inventory of certain of the Company's domestic subsidiaries and was scheduled to mature in October 2026. The credit facility could have been expanded by up to $50.0 million through an accordion provision within the agreement. From time to time, Titan's availability under this credit facility could have been less than $125.0 million as a result of outstanding letters of credit and eligible accounts receivable and inventory balances at certain of its domestic subsidiaries. This credit facility was terminated in connection with the effectiveness of the new credit facility.

Titan Europe credit facilities
The Titan Europe credit facilities included borrowings from various institutions totaling $15.2 million and $22.6 million in aggregate principal amount at December 31, 2024 and 2023, respectively. Maturity dates on this primarily unsecured debt range from less than one year to five years. The interest rates range from 0.5% to 6.5%.

Other debt
The Company has working capital loans at Titan Pneus do Brasil Ltda at varying interest rates between approximately 6.9% to 7.6%, which totaled $7.1 million at December 31, 2024. Similarly, the Company held a working capital loan at Titan Pneus do Brasil Ltda at varying interest rates from approximately 5% to 6.5%, which totaled $7.2 million at December 31, 2023. The maturity dates on these loans range from one year to two years. The Company expects to negotiate an extension of the maturity date on these loans with the respective financial institutions or to repay the loan, as needed.

Debt restrictions
The Company's $225 million revolving credit facility (credit facility) and indenture relating to the 7.00% senior secured notes due 2028 contain various restrictions, including:

- When remaining availability under the credit facility is less than the greater of (i) $17 million and (ii) 10% of the credit facility's line cap (the line cap being the lesser of our borrowing base or the lenders' commitments under the credit facility), the Company will be required to maintain a minimum fixed charge coverage ratio of not less than 1.0 to 1.0 (calculated quarterly on a trailing four quarter basis);
- Limits on dividends and repurchases of the Company's stock;
- Restrictions on the ability of the Company to make additional borrowings, or to consolidate, merge, or otherwise fundamentally change the ownership of the Company;
- Limits on investments, dispositions of assets, and guarantees of indebtedness; and
- Other customary affirmative and negative covenants.

These covenants are subject to a number of exceptions and qualifications that are described in the credit and security agreement and the indenture relating to the 7.00% senior secured notes due 2028. These restrictions could limit the Company's ability to respond to market conditions, provide for unanticipated capital investments, raise additional debt or equity capital, pay dividends, repurchase stock or take advantage of business opportunities, including future acquisitions. The Company was in compliance with these debt covenants at December 31, 2024.

TITAN INTERNATIONAL, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

11. OTHER LONG-TERM LIABILITIES

Other long-term liabilities at December 31, 2024 and 2023, consisted of the following (amounts in thousands):

	2024	2023
Accrued pension liabilities	$ 10,146	$ 12,795
Foreign government grant (a)	11,298	12,383
Warranty	9,821	9,862
Income tax liabilities	1,215	35
Other	6,057	6,677
	$ 38,537	$ 41,752

(a) The amount relates to foreign government grant programs related to certain capital development projects in Italy and Spain. The Company received an approximately $17 million capital grant. The grants were recorded as deferred income which will be amortized over the life of the capital development projects.

12. WARRANTY

Changes in the warranty liability for the periods set forth below consisted of the following (amounts in thousands):

	2024	2023
Warranty liability, January 1	$ 21,710	$ 19,914
Provision for warranty liabilities	12,766	14,478
Warranty payments made	(13,868)	(12,682)
Other adjustments, including acquisition of Carlstar	1,784	—
Warranty liability, December 31	$ 22,392	$ 21,710

The Company provides limited warranties on workmanship on its products in all market segments. The majority of the Company's products are subject to a limited warranty that ranges between less than one year and ten years, with certain product warranties being prorated after the first year. The Company calculates a provision for warranty expense based on past warranty experience. Warranty accruals are included as a component of other current liabilities and other long-term liabilities on the consolidated balance sheets.

13. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses financial derivatives to mitigate its exposure to volatility in foreign currency exchange rates. Periodically, the Company enters into derivative transactions to hedge against fluctuations in commodity prices in North America. These derivative financial instruments are recognized at their fair value. The fair value of the hedges is recorded on the balance sheet as either an asset or liability, depending on whether the value of the hedge is positive or negative. These derivatives are designated as cash flow hedges. Any changes in fair value are recognized in other comprehensive income (OCI) until the hedged item affects earnings. When the hedged item impacts earnings, the accumulated gains or losses in OCI are reclassified to the income statement in the same period or periods during which the hedged item affects earnings. The amount of unrealized gains and losses from cash flow hedges that are expected to be reclassified to earnings in the next twelve months, is not significant; therefore, additional disclosures are not presented.

For the year ended December 31, 2024, the Company recorded a derivative loss of $0.2 million related to the derivative contracts entered into during the year. For the year ended December 31, 2023 and 2022, the Company recorded a derivative loss of $0.5 million and derivative gain of $1.3 million, respectively.

14. ACCUMULATED OTHER COMPREHENSIVE LOSS

Accumulated other comprehensive loss consisted of the following at the dates set forth below (amounts in thousands):

	Currency Translation Adjustments		Gain (Loss) on Derivatives		Unrecognized Losses and Prior Service Cost		Total	
Balance at January 1, 2023	$	(243,712)	$	1,224	$	(9,267)	$	(251,755)
Currency translation adjustments		26,257		—		—		26,257
Reclassification adjustments:								
Defined benefit pension plan adjustments, net of tax of $(2,663)		—		—		6,939		6,939
Derivative loss		—		(484)		—		(484)
Balance at December 31, 2023		(217,455)		740		(2,328)		(219,043)
Currency translation adjustments		(72,223)		—		—		(72,223)
Reclassification adjustments:								
Defined benefit pension plan adjustments, net of tax of $(1,888)		—		—		5,624		5,624
Derivative loss		—		(235)				(235)
Balance at December 31, 2024	$	(289,678)	$	505	$	3,296	$	(285,877)

15. STOCKHOLDERS' EQUITY

On December 16, 2022, the Board of Directors authorized the Share Repurchase Program allowing for the expenditure of up to $50.0 million for the repurchase of the Company's common stock. This authorization took effect immediately and will remain in place for up to three years. Under the Share Repurchase Program Titan repurchased 1,964,593 shares of its common stock totaling $16.4 million during 2024. As of December 31, 2024, $1.0 million remains available for future share repurchases under this program. The Company records treasury stock using the cost method.

On October 18, 2024, the Company entered into a Stock Repurchase Agreement (the "Stock Repurchase Agreement") with MHR Capital Partners Master Account LP, a limited partnership organized in Anguilla, British West Indies, MHR Capital Partners (100) LP, a Delaware limited partnership, and MHR Institutional Partners III L.P., a Delaware limited partnership (together, the "MHR Funds", a related party). Pursuant to the Stock Repurchase Agreement, the Company purchased in a privately negotiated transaction from the MHR Funds, and the MHR Funds sold to the Company, an aggregate of 8,005,000 shares (the "MHR Shares") of the Company's Common Stock, $0.0001 par value per share, at a per share price of $7.20 per share, for aggregate cash consideration equal to $57.6 million (the "MHR Repurchase"). The Company records treasury stock using the cost method.

The Company and the Russian Direct Investment Fund (RDIF) own all of the equity interests in Voltyre-Prom, a leading producer of agricultural and industrial tires in Volgograd, Russia. On February 11, 2019, the Company entered into a definitive
agreement (the Agreement) with an affiliate of the RDIF relating to the put option included in the Voltyre-Prom Shareholders' Agreement that was exercised by RDIF. In November 2021, Titan received regulatory approval for the issuance of restricted Titan common stock to RDIF. On December 17, 2021, the Company issued 4,032,259 shares of restricted Titan common stock to the RDIF equity holders subject to the Company's right to repurchase the shares for $25.0 million until February 12, 2022. On February 1, 2022, the Company entered into a Stock Purchase Agreement with the RDIF equity holders to buy back the restricted Titan common stock for the previously agreed amount of $25.0 million. The transaction was completed on February 1, 2022. Following the transaction, the Company and RDIF's ownership remained at 64.3% and 35.7%, respectively, of Voltyre-Prom.

16. VARIABLE INTEREST ENTITIES

The Company held a variable interest in one joint venture for which Titan is the primary beneficiary. Titan sold the ownership interest in a manufacturer of undercarriage components and complete track systems for earthmoving machines in India on September 30, 2024. Prior to September 30, 2024, as the primary beneficiary of this variable interest entity (VIE), the VIE's assets, liabilities, and results of operations are included in the Company's consolidated financial statements. The other equity holder's interests are reflected in "Net income attributable to noncontrolling interests" in the consolidated statements of operations and "Noncontrolling interests" in the consolidated balance sheets.

The following table summarizes the carrying amount of the VIEs' assets and liabilities included in the Company's consolidated balance sheets at December 31, 2024 and 2023 (amounts in thousands):

	2024	2023
Cash and cash equivalents	$ —	$ 355
Inventory	—	1,431
Other current assets	—	2,364
Property, plant, and equipment, net	—	2,477
Other non-current assets	—	222
Total assets	$ —	$ 6,849
Current liabilities	—	1,117
Other long-term liabilities	—	869
Total liabilities	$ —	$ 1,986

All assets in the above table can only be used to settle obligations of the consolidated VIE to which the respective assets relate. Liabilities are non-recourse obligations. Amounts presented in the table above are adjusted for intercompany eliminations.

The Company holds variable interests in certain VIEs that are not consolidated because Titan is not the primary beneficiary. The Company's involvement with these entities is in the form of direct equity interests and prepayments related to purchases of materials. The maximum exposure to loss represents the loss of assets recognized by Titan relating to non-consolidated entities and amounts due to the non-consolidated assets. The assets and liabilities recognized in Titan's consolidated balance sheets related to Titan's interest in these non-consolidated VIEs and the Company's maximum exposure to loss relating to non-consolidated VIEs were as follows at December 31, 2024 and 2023 (amounts in thousands):

	2024	2023
Investments	$ 7,919	$ 7,127
Total VIE assets	7,919	7,127
Accounts payable to the non-consolidated VIEs	2,646	3,578
Maximum exposure to loss	$ 10,565	$ 10,705

17. ROYALTY EXPENSE

The Company has trademark license agreements with The Goodyear Tire & Rubber Company to manufacture and sell certain farm tires under the Goodyear name. These agreements cover sales in North America, Latin America, Europe, the Middle East, Africa, Russia, and other Commonwealth of Independent States countries. Each of these agreements is scheduled to expire in 2025 and is expected to be renewed with similar terms as the previous agreement. The Company also has a trademark license agreement with Carlisle Companies, Inc. to manufacture and sell certain tires under the Carlisle® brand. This trademark license agreement is scheduled to expire in 2033. Royalty expenses recorded for the years ended December 31, 2024, 2023, and 2022, were $10.1 million, $9.6 million, and $11.7 million, respectively.

18. OTHER INCOME

Other income consisted of the following for the years set forth below (amounts in thousands):

	2024	2023	2022
Gain on property insurance settlement (a)	$ 2,433	$ —	$ —
Pension plan income	1,619	138	2,040
Equity investment income	1,020	1,158	859
Gain on sale of assets	806	246	216
Income on indirect taxes (b)	—	475	32,043
Loss on sale of Australia wheel business (c)	—	—	(10,890)
Proceeds from government grant (d)	—	319	1,324
Loss on sale of investment (e)	(379)	—	—
Other income (expense)	1,116	292	(172)
	$ 6,615	$ 2,628	$ 25,420

(a) The gain on property insurance settlement relates to the receipt of insurance proceeds of $3.5 million offset by costs to repair one of the Company's operating facilities in Italy related to a 2023 hail storm weather event. During the three months ended September 30, 2024, the Company also received insurance proceeds of $0.5 million associated with certain equipment at our North American wheel facility.

(b) In May 2022 and September 2022, the Brazilian tax authorities approved indirect tax credits to be applied against future tax obligations. Refer to Note 19 for additional information.

(c) The loss on sale of the Australian wheel business is comprised primarily of the release of the cumulative translation adjustment of approximately $10.0 million and closing costs associated with the completion of the transaction of approximately $0.9 million. Refer to Note 1 for additional information.

(d) For the year ended December 31, 2023, the Company received government subsidies associated with current year capital expenditure investments in technological and digital innovation in Europe, of which $0.3 million was recorded as other income.

In addition, during August 2014, the Company received approximately $17.0 million capital grant from the Italian government for asset damages related to the earthquake that occurred in May 2012 at one of our Italian subsidiaries. The grant was recorded as deferred income in non-current liabilities which is being amortized over the life of the reconstructed building. There are no specific stipulations associated with the government grant. The Company received proceeds of an additional $1.9 million from the grant for the year ended December 31, 2022, of which $1.3 million was recorded as other income to match to the historical depreciation recorded on the underlying assets. Refer to Note 9 for additional information.

(e) In September 2024, the Company sold its remaining ownership interest in an Indian undercarriage business and incurred a loss of $0.4 million as a result of the sale. The sale agreement includes a commitment to purchase approximately $1.7 million of products from the Indian undercarriage business over a two year period.

19. INCOME TAXES

Income (loss) before income taxes, consisted of the following for the years set forth below (amounts in thousands):

		2024		2023		2022
Domestic	$	(32,410)	$	20,809	$	73,361
Foreign		40,681		88,939		128,992
	$	8,271	$	109,748	$	202,353

The income tax provision was as follows for the years set forth below (amounts in thousands):

		2024		2023		2022
Current						
Federal	$	372	$	(217)	$	(55)
State		(442)		1,341		1,897
Foreign		18,289		26,999		44,710
		18,219		28,123		46,552
Deferred						
Federal		(1,290)		(2,513)		(14,953)
State		(1,896)		1,186		(10,959)
Foreign		(3,172)		(754)		2,527
		(6,358)		(2,081)		(23,385)
Income tax provision	$	11,861	$	26,042	$	23,167

The income tax provision differs from the amount of income tax determined by applying the statutory U.S. federal income tax rate to pre-tax income (loss) as a result of the following:

	2024	2023	2022
Statutory U.S. federal tax rate	21.0 %	21.0 %	21.0 %
Unrecognized tax positions	7.3	—	(0.3)
Foreign tax rate and income differential	128.4	9.6	11.7
Valuation allowance	(100.3)	(3.5)	(23.4)
State taxes, net	(18.0)	1.2	2.0
Nondeductible royalty	—	0.8	0.5
Federal Benefit of Notice 2023-55	—	(5.2)	—
Expired tax credits	69.5	—	—
Equity based compensation	1.1	—	(0.3)
Return to provision	25.4	0.2	0.1
Transaction Costs	9.5	—	—
Other, net	(0.5)	(0.4)	0.1
Effective tax rate	143.4 %	23.7 %	11.4 %

The effective tax rate for the year ended December 31, 2024, was 143.4% compared to 23.7% for the year ended December 31, 2023. The effective rate for 2024 was negatively affected by the impacts of foreign income, which resulted in a net $10.6 million tax expense. For 2024 the rate was positively impacted by the valuation allowance and state income tax, which resulted in a federal benefit of $8.3 million and $1.5 million, respectively. After giving consideration to these items, the effective tax rate for 2024 of 143.4% was higher than the 21% U.S. federal statutory rate.

In December 2021, the U.S. Treasury Department released final regulations concerning the U.S foreign tax credit. In November 2022, the U.S. Treasury Department and IRS released proposed regulations which provided additional guidance relating to the credits for foreign taxes. As a result, for 2022 the Company did not expect to receive a credit for Brazilian income taxes paid for U.S. tax purposes. This resulted in US tax associated with the Brazilian income, which led to a higher impact of foreign income in the rate for 2022. In July 2023, the IRS released Notice 2023-55. This notice generally allows a taxpayer that determined foreign taxes were creditable prior to the 2022 FTC final regulations to continue to treat such foreign income taxes as creditable during 2022 and 2023. Thus, this notice allows Titan to continue to take the position Brazilian income taxes are creditable taxes for 2023. Furthermore, it allowed Titan to take the position on its 2022 tax return that the Brazilian income taxes are creditable, resulting in a $5.7 million federal benefit.

In jurisdictions where the Company operates, management continues to monitor the realizability of the deferred tax assets arising from losses in its cyclical business, taking into account multiple factors. As of each reporting date, management considers new evidence, both positive and negative, that could affect its view of the future realization of deferred tax assets. The Company continues to record a valuation allowance in several major jurisdictions, including various U.S. states, Italy, and Luxembourg as these amounts remain more likely than not that the deferred tax assets would not be utilized. The Company did not release a valuation allowance in 2024 and released a valuation allowance of $0.6 million on the net deferred tax asset in 2023. These amounts are primarily related to net operating losses generated from operations in these certain countries.

The Company is involved in various tax matters, for some of which the outcome is uncertain. The Company believes that it has adequate tax reserves to address these open tax matters acknowledging that the outcome and timing of these events are uncertain.

Management records a reduction to the carrying amounts of deferred tax assets by recording a valuation allowance if, based on the available evidence, it is more likely than not such assets will not be realized. The valuation of deferred tax assets requires judgment in assessing future profitability by year, including the impact of tax planning strategies, relative to the expiration dates, if any, of the assets.

Management considers both positive and negative evidence when measuring the need for a valuation allowance. The weight given to the evidence is commensurate with the extent to which it may be objectively verified. Current and cumulative financial reporting results are a source of objectively verifiable evidence. Management gives operating results during the most recent three-year period a significant weight in our analysis. Management considers whether positive cumulative operating results exist in the most recent three-year period. Management performs scheduling exercises as needed to determine if sufficient taxable income of the appropriate character exists in the periods required in order to realize our deferred tax assets with limited lives (such as tax loss carryforwards and tax credits) prior to their expiration. Management also considers prudent tax planning strategies (including an assessment of their feasibility) to accelerate taxable income if required to utilize expiring deferred tax assets. A valuation allowance is not required to the extent that, in our judgment, positive evidence exists with a magnitude and duration sufficient to result in a conclusion that it is more likely than not that our deferred tax assets will be realized.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 2024 and 2023, were as follows (amounts in thousands):

	2024	2023
Deferred tax assets:		
Net operating loss carryforwards	$ 101,771	$ 104,166
Inventory	8,385	8,492
Warranty	6,347	6,496
Employee benefits and related costs	8,352	8,130
Prepaid royalties	1,006	1,576
Interest limitation	28,834	29,020
Lease liability	5,138	4,390
Intangible assets	4,732	1,592
Foreign Tax Credit	2,318	8,068
Other	7,401	7,255
Deferred tax assets	174,284	179,185
Deferred tax liabilities:		
Fixed assets	(13,939)	(11,577)
Lease assets	(5,181)	(4,384)
Pension	(6,060)	(3,740)
Other	(7,292)	(4,150)
Deferred tax liabilities	(32,472)	(23,851)
Subtotal	141,812	155,334
Valuation allowance	(106,496)	(119,535)
Net deferred tax liability	$ 35,316	$ 35,799

As of December 31, 2024 and 2023, certain net tax loss carryforwards of $101.8 million and $104.2 million were available with $2.8 million expiring between 2024 and 2029 and $99.0 million expiring after 2029. At December 31, 2024, a valuation allowance of $106.5 million has been established. The net change in the valuation allowance was $(13.0) million and $(1.5) million for 2024 and 2023, respectively. The majority of the valuation allowance is related to deferred tax assets in the U.S., Italy, and Luxembourg.

As of December 31, 2024, the Company has $65.6 million of gross federal net operating loss carryforward, a portion of which expires starting in 2035 and a portion of which does not expire. Additionally, the Company has $324.9 million of gross state net operating losses and $291.7 million of gross foreign loss carryforwards.

The Company intends to permanently reinvest all undistributed earnings outside of the U.S. and, therefore, has not provided deferred income taxes on the outside basis differences in its investments in its foreign subsidiaries. Determination of the total amount of unrecognized deferred income taxes on undistributed earnings of foreign subsidiaries is not practicable.

The Company or one of its subsidiaries files income tax returns in the U.S., Federal and State, and various foreign jurisdictions. The Company's major locations are in the U.S., Brazil, and Italy. Open tax years for the U.S. are from 2021-2024, Brazil has open tax years from 2018-2024, and Italy has open tax years from 2018-2024.

The Company has applied the provisions of ASC 740, "Income Taxes" related to unrecognized tax benefits. At December 31, 2024, 2023, and 2022, the unrecognized tax benefits were $1.2 million, $0.0 million, and $0.0 million, respectively. As of December 31, 2024, $1.2 million of unrecognized tax benefits would have affected income tax expense if the tax benefits were recognized. The majority of the accrual in unrecognized tax benefits relates to potential transfer pricing items and state tax exposures. Although management cannot predict with any degree of certainty the timing of ultimate resolution of matters under review by various taxing jurisdictions, it is possible that the Company's gross unrecognized tax benefits balance will decrease by approximately $0.0 million within the next twelve months.

A reconciliation of the total amounts of unrecognized tax benefits at December 31 were as follows (amounts in thousands):

	2024	2023	2022
Balance at January 1	$ 23	$ 30	$ 540
Increases to tax positions taken during the current year	—	—	—
Increases to tax positions taken during the prior years	3,341	—	—
Decreases to tax positions taken during prior years	—	—	—
Decreases due to lapse of statutes of limitations	—	(7)	(506)
Settlements	(273)	—	—
Foreign exchange	(12)	—	(4)
Balance at December 31	$ 3,079	$ 23	$ 30

The Company accrues interest and penalties related to unrecognized tax benefits in income tax expense. The amount of interest and penalties related to unrecognized tax benefits recorded in income tax expense was $0.0 million, $0.0 million, and $0.0 million at December 31, 2024, 2023 and 2022, respectively. There were no accrued interest and penalties excluded at December 31, 2024, 2023, and 2022.

Pillar II
The Organization for Economic Co-operation and Development (the "OECD") has issued various proposals that would change long-standing global tax principles. These proposals include a two-pillar approach to global taxation (BEPS 2.0/ Pillar Two), focusing on global profit allocation and a global minimum tax rate. On December 12, 2022, the European Union member states agreed to implement the OECD's global corporate minimum tax rate of 15%, which became effective January 2024. The Company is assessing the impact of this proposal as countries are actively considering changes to their tax laws to adopt certain parts of the OECD's proposal but does not expect a material impact to the financials.

Brazilian Tax Credits
In June 2021, the Company's Brazilian subsidiaries received a notice that they had prevailed on an existing legal claim in regards to certain non-income (indirect) taxes that had been previously charged and paid. The matter specifically relates to companies' rights to exclude the state tax on goods circulation (a value-added-tax or VAT equivalent, known in Brazil as "ICMS") from the calculation of certain additional indirect taxes (specifically the program of social integration ("PIS") and contribution for financing of social security ("COFINS") levied by the Brazilian States on the sale of goods.

During the second quarter of 2023, one of the Company's Brazilian subsidiaries received a notice that they had prevailed on an additional legal claim in regards to the non-income (indirect) taxes credits that had been granted in a prior year ruling. The most recent ruling exempted from taxes, the interest benefit on the indirect tax credits granted in prior year. For the year ended December 31, 2023, the Company recorded indirect tax credits of $0.5 million within other income in the consolidated statements of operations. The Company also recorded a $2.6 million benefit within the provision for income taxes in the consolidated statements of operations for the year ended December 31, 2023.

During the second and third quarter of 2022, the Company submitted the related supporting documentation and received the approval from the Brazilian tax authorities for two of its Brazilian subsidiaries. For the year ended December 31, 2022, the Company recorded $32.0 million within other income in the consolidated statements of operations. The Company also recorded $16.1 million of income tax expense associated with the recognition of these indirect tax credits for the year ended December 31, 2022. Of the $16.1 million income tax expense recorded, $9.4 million was recorded locally in Brazil, while the remaining $6.7 million was recorded to the US in accordance with the GILTI income tax requirements. The Company has fully utilized the credits against future PIS/COFINS and income tax obligations by the end of 2023.

20. EMPLOYEE BENEFIT PLANS

Pension plans

The Company has three frozen defined benefit pension plans covering certain employees or former employees of three U.S. subsidiaries. The Company also has pension plans covering certain employees of several foreign subsidiaries. The Company's policy is to fund pension costs as required by law, which is consistent with the funding requirements of federal laws and regulations. Certain foreign subsidiaries maintain unfunded pension plans consistent with local practices and requirements.

The Company's recorded liability for pensions is based on a number of assumptions, including discount rates, rates of return on investments, mortality rates, and other factors. Certain of these assumptions are determined by the Company with the assistance of outside actuaries. Assumptions are based on past experience and anticipated future trends. These assumptions are reviewed on a regular basis and revised when appropriate.

The following table provides the change in benefit obligation, change in plan assets, funded status, and amounts recognized in the consolidated balance sheet of the defined benefit pension plans as of December 31, 2024 and 2023 (amounts in thousands):

Change in benefit obligation:		2024		2023
Benefit obligation at beginning of year	$	77,208	$	79,379
Plan assumption changes		(1,809)		1,391
Service cost		340		606
Interest cost		3,752		4,331
Actuarial gain		(412)		(632)
Benefits paid		(8,237)		(7,588)
Foreign currency translation		(1,190)		(279)
Benefit obligation at end of year	$	69,652	$	77,208
Change in plan assets:				
Fair value of plan assets at beginning of year	$	82,769	$	75,025
Actual return on plan assets		9,733		14,558
Employer contributions		936		442
Benefits paid		(7,214)		(7,294)
Foreign currency translation		(201)		38
Fair value of plan assets at end of year	$	86,023	$	82,769
Funded (unfunded) status at end of year	$	16,371	$	5,561
Amounts recognized in Consolidated Balance Sheet:				
Noncurrent assets	$	28,352	$	19,566
Current liabilities		(1,227)		(1,210)
Noncurrent liabilities		(10,754)		(12,795)
Net amount recognized in the Consolidated Balance Sheet	$	16,371	$	5,561

The pension benefit obligation included $57.4 million of pension benefit obligation for the three frozen plans in the U.S. and $12.2 million of pension benefit obligation for plans at foreign subsidiaries. The fair value of plan assets included $85.4 million of plan assets for the three frozen plans in the U.S. and $0.6 million of plan assets for foreign plans.

Information for pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets were (amounts in thousands):

	2024	2023
Pension Plans in which Accumulated Benefit Obligation Exceeds Plan Assets at December 31,		
Accumulated benefit obligation	$ 11,778	$ 44,976
Fair value of plan assets	$ 619	$ 31,903
Accumulated Benefit Obligation at December 31	$ 69,225	$ 76,746
Pension Plans in which Projected Benefit Obligation Exceeds Plan Assets at December 31,		
Projected benefit obligation	$ 12,205	$ 45,439
Fair value of plan assets	$ 619	$ 31,903
Projected Benefit Obligation at December 31	$ 69,652	$ 77,208

Amounts recognized in accumulated other comprehensive loss:

	2024	2023	2022
Unrecognized prior service cost	$ 445	$ 634	$ 643
Unrecognized net loss	(3,779)	(11,480)	(21,091)
Deferred tax effect of unrecognized items	6,630	8,518	11,181
Net amount recognized in accumulated other comprehensive loss	$ 3,296	$ (2,328)	$ (9,267)

The weighted-average assumptions used in the actuarial computation that derived the benefit obligations at December 31 were as follows:

	2024	2023	2022
Discount rate	5.7 %	5.2 %	5.8 %
Expected long-term return on plan assets	6.5 %	6.5 %	6.5 %

The following table provides the components of net periodic pension cost for the plans, settlement cost, and the assumptions used in the measurement of the Company's benefit obligation for the years ended December 31, 2024, 2023, and 2022 (amounts in thousands):

Components of net periodic benefit cost and other amounts recognized in other comprehensive income (loss)

Net periodic benefit cost:	2024	2023	2022
Service cost	$ 340	$ 606	$ 590
Interest cost	3,752	4,331	2,872
Assumed return on assets	(5,198)	(4,669)	(6,071)
Amortization of unrecognized prior service cost	(58)	(114)	(85)
Amortization of net unrecognized loss	279	1,004	1,426
Net periodic pension cost (benefit)	$ (885)	$ 1,158	$ (1,268)

Service cost is recorded as cost of sales in the consolidated statement of operations while all other components are recorded in other income.

The weighted-average assumptions used in the actuarial computation that derived net periodic pension cost for the years ended December 31, 2024, 2023, and 2022 were as follows:

	2024	2023	2022
Discount rate	4.2 %	5.8 %	2.7 %

The allocation of the fair value of plan assets was as follows:

Asset Category	Percentage of Plan Assets at December 31,		Target Allocation
	2024	**2023**	**2024**
U.S. equities (a)	60 %	57 %	40% - 80%
Fixed income	20 %	21 %	20% - 50%
Cash and cash equivalents	8 %	10 %	0% - 20%
International equities (a)	12 %	12 %	0% - 16%
	100 %	100 %	

(a) Total equities may not exceed 80% of total plan assets.

The majority of the Company's foreign plans do not have plan assets. The foreign plans which have plan assets holds these plan assets in an insurance or money market fund.

The fair value of the plan assets by asset categories consisted of the following as of the dates set forth below (amounts in thousands):

	Fair Value Measurements as of December 31, 2024			
	Total	**Level 1**	**Level 2**	**Level 3**
Money market funds	$ 6,774	$ 6,774	$ —	$ —
Common stock	31,271	31,271	—	—
Bonds and securities	10,018	10,018	—	—
Mutual and insurance funds	37,960	37,101	859	—
Totals	$ 86,023	$ 85,164	$ 859	$ —

	Fair Value Measurements as of December 31, 2023			
	Total	**Level 1**	**Level 2**	**Level 3**
Money market funds	$ 8,186	$ 8,186	$ —	$ —
Common stock	27,658	27,658	—	—
Bonds and securities	10,302	10,302	—	—
Mutual and insurance funds	36,623	35,828	795	—
Totals	$ 82,769	$ 81,974	$ 795	$ —

The Company invests in a diversified portfolio consisting of an array of asset classes in an attempt to maximize returns while minimizing risk. These asset classes include U.S. equities, fixed income, cash and cash equivalents, international equities and REITs. The investment objectives are to provide for the growth and preservation of plan assets on a long-term basis through investments in: investment grade securities that provide investment returns that meet or exceed the Standard & Poor's 500 Index and investment grade fixed income securities that provide investment returns that meet or exceed the Barclays Capital Aggregate Bond Index. The U.S. equities asset category included the Company's common stock in the amount of $0.6 million (approximately one percent of total plan assets) at December 31, 2024, and $1.9 million (approximately two percent of total plan assets) at December 31, 2023.

The fair value of money market funds, stock, bonds, U.S. government securities and mutual funds is determined based on valuation for identical instruments in active markets.

The long-term rate of return for plan assets is determined using a weighted-average of long-term historical approximate returns on cash and cash equivalents, fixed income securities, and equity securities considering the anticipated investment allocation within the plans. The expected return on plan assets is anticipated to be 7.0% over the long-term. This rate assumes long-term historical returns of approximately 8.5% for equities and approximately 4.0% for fixed income securities using the plans' target allocation percentages. Professional investment firms, none of which are Titan employees, manage the plan assets.

Based on the 2024 minimum pension funding calculations, the Company does not anticipate any minimum funding requirements.

Projected benefit payments from the plans as of December 31, 2024, are estimated as follows (amounts in thousands):

2025	$	7,776
2026		7,034
2027		6,626
2028		6,779
2029		6,514
2030-2034		29,117

401(k)/Defined contribution plans
The Company sponsors three 401(k) retirement savings plans in the U.S. and a number of defined contribution plans at foreign subsidiaries.

One U.S. plan is for the benefit of substantially all employees who are not covered by a collective bargaining arrangement. Titan provides a 50% matching contribution in the form of the Company's common stock on the first 6% of the employee's contribution in this plan. The Company issued 206,050 shares, 144,439 shares and 124,645 shares of common stock in connection with this 401(k) plan during 2024, 2023, and 2022, respectively. Expenses to the Company related to this common stock matching contribution were $1.7 million, $1.8 million, and $1.7 million for 2024, 2023, and 2022, respectively.

The second U.S. plan is for the benefit of Carlstar employees. The Company matches employee contributions in an amount equal to 100% of the first 3% and 50% of the next 2% of the employee's compensation. The Company incurred $1.5 million related to matching contributions from the date of the acquisition through December 31, 2024.

The third U.S. 401(k) plan is for employees covered by collective bargaining agreements and does not include a Company matching contribution.

Expenses related to foreign defined contribution plans were $3.5 million, $3.7 million, and $4.1 million for 2024, 2023, and 2022, respectively.

21. STOCK COMPENSATION

The Company recorded stock compensation of $7.4 million, $6.0 million, and $4.3 million in 2024, 2023, and 2022, respectively.

Titan International, Inc. Equity and Incentive Compensation Plan
The Company adopted a new Titan International, Inc. Equity and Incentive Compensation Plan at the 2021 Annual Meeting of Stockholders to provide stock compensation as a means of attracting and retaining qualified independent directors and employees for the Company. A total of 2.5 million shares are available for future issuance under the equity incentive plan at December 31, 2024.

Stock Options
Under the Company's Equity Incentive Plan (or its predecessor plan), the Company granted no stock options in 2024, 2023, and 2022. The exercise price of stock options may not be less than the fair market value of the common stock on the date of the grant. The vesting and term of each option is set by the Board of Directors. All options outstanding at December 31, 2024 are fully vested and expire 10 years from the grant date.

The following is a summary of activity in stock options during the year ended December 31, 2024:

	Shares Subject to Option	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in Years)	Aggregate Intrinsic Value (in thousands)
Outstanding, December 31, 2023	348,200	$ 11.62	2.64	
Granted	—	—		
Exercised	—	—		
Forfeited/Expired	(59,000)	16.37		
Outstanding, December 31, 2024	289,200	$ 10.65	2.09	$ —
Exercisable, December 31, 2024	289,200	$ 10.65	2.09	$ —

The Company uses the Black-Scholes option pricing model to determine the fair value of its stock options. The determination of the fair value of stock option awards on the date of grant using option pricing models is affected by the Company's stock price, as well as assumptions regarding a number of complex and subjective variables. These variables include the Company's expected stock price volatility over the expected term of the awards, actual and projected stock option exercise behaviors, risk-free interest rates, and expected dividends. The expected term of options represents the period of time over which options are expected to be outstanding and is estimated based on historical experience. Expected volatility is based on the historical volatility of the Company's common stock calculated over the expected term of the option. The risk-free interest rate is based on U.S. Treasury yields in effect at the date of grant.

Restricted Stock Units and Performance Stock Units

Under the Company's Equity Incentive Plan (or its predecessor plan), the Company granted restricted stock units ("RSUs") to eligible employee and the members of the Company's Board of Directors. The restricted stock units to employees vest over a period of three years. The restricted stock units to the members of the Company's Board of Directors vest over a period of one year. At the time of grant, the Company estimates forfeitures, based on historical experience, in order to estimate the portion of the award that will ultimately vest. During 2024, 2023 and 2022, 665,473, 571,530, and 552,992 RSUs were granted, respectively. The Company recorded $6.5 million, $5.1 million and $3.4 million stock compensation expense associated with RSUs for the year ended December 31, 2024, 2023, and 2022, respectively.

On December 28, 2021, the Company awarded certain named executive officers grants of long-term performance stock units (PSU) based on the achievement of certain adjusted-EBITDA targets for the fiscal years commencing January 1, 2021 and ending December 31, 2024. The number of shares earned could range between 0% and 125% of the target amount depending upon performance achieved over the four year vesting period. The Company recorded $0.9 million, $0.9 million and $0.9 million of stock compensation expense associated with PSUs for the year ended December 31, 2024, 2023, and 2022, respectively.

A summary of RSU and PSU activity for the year ended December 31, 2024, is presented in the following table:

	RSU	PSU (a)	Total Shares	Weighted-Average Grant Date Fair Value
Unvested at December 31, 2023	973,646	328,948	1,302,594	$ 11.33
Granted	665,473	—	665,473	11.11
Vested	(494,783)	(328,948)	(823,731)	11.08
Forfeited/Expired	(2,000)	—	(2,000)	12.86
Unvested at December 31, 2024	1,142,336	—	1,142,336	$ 11.38

(a) The PSU awards are presented at maximum payout of 125% of the target amount and vested at December 31, 2024. The PSU award agreements indicate the shares will be issued within 15 calendar days from the filing date of the Company's Form 10-K for the year ended December 31, 2024.

Pre-tax unrecognized compensation expense for unvested RSUs and PSUs was $8.2 million at December 31, 2024, and will be recognized as an expense over a weighted-average period of 1.2 years.

The fair value of shares vested, based on the stock's fair value on the vesting date, was $8.0 million, $5.1 million, and $6.0 million for the years ended December 31, 2024, 2023, and 2022, respectively.

22. LITIGATION
The Company is a party to routine legal proceedings arising out of the normal course of business. Due to the difficult nature of predicting unresolved and future legal claims, the Company cannot anticipate or predict the material adverse effect on its consolidated financial condition, results of operations, or cash flows as a result of efforts to comply with, or liabilities pertaining to, legal judgments. In the opinion of management, the Company is not currently involved in any legal proceedings which, individually or in the aggregate, could have a material effect on its financial position, results of operations, or cash flows.

23. LEASES

The Company leases certain buildings and equipment under both operating and finance leases. Certain lease agreements provide for renewal options, fair value purchase options, and payment of property taxes, maintenance, and insurance by the Company. Under ASC 842, Leases, the Company made an accounting policy election, by class of underlying asset, not to separate non-lease components such as those previously stated from lease components and instead will treat the lease agreement as a single lease component for all asset classes. Operating right-of-use (ROU) assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent Titan's obligations to make lease payments arising from the lease. The majority of Titan's leases are operating leases. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As most of Titan's leases do not provide an implicit interest rate, the Company used its incremental borrowing rate (7.27%), based on the information available at the lease commencement date, in determining the present value of lease payments. Operating lease expense is recognized on a straight-line basis over the lease term and is included in cost of sales and selling, general and administrative expenses on the consolidated statement of operations. Amortization expense associated with finance leases is included in cost of sales and selling, general and administrative expenses, and interest expense associated with finance leases is included in interest expense in the consolidated statement of operations. For the years ended December 31, 2024, 2023, and 2022, operating lease expense was $24.5 million, $5.6 million, and $5.1 million, respectively, and finance lease amortization expense was $2.5 million, $3.0 million, and $2.6 million, respectively.

Supplemental balance sheet information related to leases was as follows (amounts in thousands):

	Balance Sheet Classification		December 31, 2024		December 31, 2023
Operating lease ROU assets	Operating lease assets	$	117,027	$	11,955
Operating lease current liabilities	Operating leases current liabilities	$	11,999	$	5,021
Operating lease long-term liabilities	Operating leases long-term liabilities		106,020		6,153
Total operating lease liabilities		$	118,019	$	11,174
Finance lease, gross	Property, plant & equipment, net	$	6,801	$	5,175
Finance lease accumulated depreciation	Property, plant & equipment, net		(4,442)		(3,489)
Finance lease, net		$	2,359	$	1,686
Finance lease current liabilities	Other current liabilities	$	986	$	1,093
Finance lease long-term liabilities	Other long-term liabilities		1,483		1,321
Total finance lease liabilities		$	2,469	$	2,414

At December 31, 2024, maturity of lease liabilities were as follows (amounts in thousands):

	Operating Leases		Finance Leases
2025	$	19,460	$	1,138
2026		18,112		884
2027		15,121		457
2028		13,401		236
2029		12,508		16
Thereafter		115,688		—
Total future minimum lease payments	$	194,290	$	2,731
Less imputed interest		76,271		262
	$	118,019	$	2,469
Weighted average remaining lease term (in years)		13.50		2.67
Weighted average discount rate		7.27 %		7.27 %

Supplemental cash flow information related to leases for the year ended December 31, 2024 were as follows: operating cash flows from operating leases were $39.8 million and operating cash flows from finance leases were $0.4 million.

Supplemental cash flow information related to leases for the year ended December 31, 2023 were as follows: operating cash flows from operating leases were $6.8 million and operating cash flows from finance leases were $0.2 million.

24. PURCHASE OBLIGATIONS

The purchase obligations mainly consist of commitments for raw material purchases and equipment associated with our global manufacturing operations. At December 31, 2024, the Company's expected cash outflow resulting from non-cancellable purchase obligations are summarized by year in the table below (amounts in thousands):

2025	$	28,876
2026		3,287
2027		479
Total non-cancellable purchase obligations	$	32,642

25. SEGMENT AND GEOGRAPHICAL INFORMATION

The Company has aggregated its operating segments into reportable segments based on its three customer markets: agricultural, earthmoving/construction, and consumer. These segments are based on the information used by the chief operating decision maker ("CODM") to make certain operating decisions, allocate portions of capital expenditures and assess segment performance. The accounting policies of the segments are the same as those described in Note 1, "Description of Business and Significant Accounting Policies" to these Notes to the consolidated financial statements. Segment external revenues, expenses, and income from operations are determined on the basis of the results of operations of operating units of manufacturing facilities. Segment assets are generally determined on the basis of an allocation of the tangible assets located at such operating units' manufacturing facilities and the intangible assets associated with the acquisitions of such operating units. However, certain operating units' property, plant, and equipment balances are carried at the corporate level.

Titan is organized primarily on the basis of products being included in three marketing segments, with each reportable segment including wheels, tires, wheel/tire assemblies, and undercarriage systems and components. Given the integrated manufacturing operations and common administrative and marketing support, a substantial number of allocations primarily based on segment sales data must be made to determine operating segment data.

The chief operating decision maker of Titan is Paul Reitz (President and CEO of Titan). The CODM utilizes both forecasted and actual expense information on a consolidated basis to manage operations. The CODM utilizes segment gross profit and segment operating profit (loss), both in comparison to the prior year and the current forecasted level of gross profit, for purposes of analyzing the segment's financial performance. The assessment of each segment's financial performance by the CODM is then utilized to contemplate and execute on business decisions to allocate resources to manage the growth and profitability of each reportable segment and for the Company as a whole.

The table below presents information about certain operating results, separated by market segments, for the years ended December 31, 2024, 2023, and 2022 (amounts in thousands):

	Agriculture		Earthmoving/Construction		Consumer		Corporate & Unallocated		Total
			For the Year Ended December 31, 2024						
Net sales	$	788,580	$	583,391	$	473,966	$	—	$ 1,845,937
Cost of sales		684,592		520,567		382,976		—	1,588,135
Gross profit		103,988		62,824		90,990		—	257,802
Selling, general and administrative expenses		52,910		47,741		64,900		26,243	191,794
Acquisition related expenses		—		—		—		6,196	6,196
Research and development expenses		4,994		6,503		3,380		1,643	16,520
Royalty expense		6,304		1,571		2,233		—	10,108
Segment profit (loss)	$	39,780	$	7,009	$	20,477	$	(34,082)	$ 33,184
Interest expense								(36,429)	(36,429)
Interest income								11,024	11,024
Foreign exchange loss								(6,123)	(6,123)
Other income								6,615	6,615
(Loss) income before income taxes							$	(58,995)	$ 8,271

For the Year Ended December 31, 2023	Agriculture	Earthmoving/Construction	Consumer	Corporate & Unallocated	Total
Net sales	$ 980,537	$ 687,758	$ 153,505	$ —	$ 1,821,800
Cost of sales	817,511	577,068	121,372	—	1,515,951
Gross profit	163,026	110,690	32,133	—	305,849
Selling, general and administrative expenses	51,666	47,712	7,684	27,876	134,938
Research and development expenses	4,107	6,480	411	1,541	12,539
Royalty expense	6,611	1,376	1,658	—	9,645
Segment profit (loss)	$ 100,642	$ 55,122	$ 22,380	$ (29,417)	$ 148,727
Interest expense				(29,157)	(29,157)
Interest income				10,372	10,372
Foreign exchange loss				(22,822)	(22,822)
Other income				2,628	2,628
(Loss) income before income taxes				$ (68,396)	$ 109,748

For the Year Ended December 31, 2022	Agriculture	Earthmoving/Construction	Consumer	Corporate & Unallocated	Total
Net sales	$ 1,192,239	$ 807,356	$ 169,785	$ —	$ 2,169,380
Cost of sales	998,654	671,568	138,448	—	1,808,670
Gross profit	193,585	135,788	31,337	—	360,710
Selling, general and administrative expenses	51,582	48,735	6,218	26,257	132,792
Research and development expenses	3,317	5,735	284	1,068	10,404
Royalty expense	8,212	1,508	1,992	—	11,712
Segment profit (loss)	$ 130,474	$ 79,810	$ 22,843	$ (27,325)	$ 205,802
Interest expense				(32,149)	(32,149)
Interest income				2,353	2,353
Foreign exchange gain				927	927
Other income				25,420	25,420
(Loss) income before income taxes				$ (30,774)	$ 202,353

The table below presents information by products and reportable segments as of and for the years ended December 31, 2024, 2023, and 2022 (amounts in thousands):

2024	Agricultural Segment	Earthmoving/Construction Segment	Consumer Segment	Total
Revenues from external customers				
Wheels and Tires [including assemblies]	$ 746,994	$ 213,994	$ 448,005	$ 1,408,993
Undercarriage systems and components	41,586	369,397	25,961	436,944
Total	$ 788,580	$ 583,391	$ 473,966	$ 1,845,937

2023	Agricultural Segment		Earthmoving/Construction Segment		Consumer Segment		Total	
Revenues from external customers								
Wheels and Tires [including assemblies]	$	935,274	$	258,709	$	130,297	$	1,324,280
Undercarriage systems and components		45,263		429,049		23,208		497,520
Total	$	980,537	$	687,758	$	153,505	$	1,821,800

2022	Agricultural Segment		Earthmoving/Construction Segment		Consumer Segment		Total	
Revenues from external customers								
Wheels and Tires [including assemblies]	$	1,152,933	$	329,403	$	147,307	$	1,629,643
Undercarriage systems and components		39,306		477,953		22,478		539,737
Total	$	1,192,239	$	807,356	$	169,785	$	2,169,380

Depreciation and amortization expense by segment were as follows for the fiscal years ended as set forth below (amounts in thousands):

	Agriculture		Earthmoving/Construction	Consumer	Corporate & Unallocated	Total	
2024	$	24,850	18,433	15,585	1,836	$	60,704
2023	$	21,405	15,185	3,404	2,440	$	42,434
2022	$	22,645	15,337	3,226	1,539	$	42,747

Assets by segment were as follows as of the dates set forth below (amounts in thousands):

	Agriculture		Earthmoving/Construction	Consumer	Corporate & Unallocated[a]	Total	
December 31, 2024	$	569,632	441,551	512,254	61,516	$	1,584,953
December 31, 2023	$	559,607	497,508	155,602	76,528	$	1,289,245

[a] Unallocated assets included cash of approximately $7 million, $32 million, and $20 million as of December 31, 2024, 2023, and 2022, respectively.

The table below presents information by geographic area. Revenues from external customers were determined based on the location of the selling subsidiary. Geographic information as of and for the years ended December 31, 2024, 2023, and 2022 was as follows (amounts in thousands):

		2024		2023		2022
Net Sales						
United States	$	935,724	$	814,676	$	1,074,715
Europe / CIS		462,066		558,677		577,877
Latin America		292,830		354,979		422,439
Asia and other regions		155,317		93,468		94,349
	$	1,845,937	$	1,821,800	$	2,169,380
Long-Lived Assets						
United States	$	184,686	$	107,639	$	97,112
Europe / CIS		132,349		142,749		138,617
Latin America		53,653		61,169		49,714
Asia and other regions		50,530		10,137		11,162
	$	421,218	$	321,694	$	296,605

26. EARNINGS PER SHARE

Earnings per share for 2024, 2023, and 2022 were as follows (amounts in thousands, except per share data):

		2024		2023		2022
Net (loss) income applicable to common shareholders	$	(5,560)	$	78,760	$	176,302
Determination of shares:						
Weighted average shares outstanding (basic)		68,662		62,452		63,040
Effect of restricted stock and stock options		—		509		651
Weighted average shares outstanding (diluted)		68,662		62,961		63,691
(Loss) earnings per share:						
Basic	$	(0.08)	$	1.26	$	2.80
Diluted	$	(0.08)	$	1.25	$	2.77

The effect of restricted stock and stock options has been excluded for the fiscal year ended December 31, 2024, as the effect would have been antidilutive. The weighted average shares excluded for equity awards for the year ended December 31, 2024 was 0.5 million.

TITAN INTERNATIONAL, INC.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS

Reserves deducted in the balance sheet from the assets to which it applies (amounts in thousands):

Description	Balance at Beginning of Period	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions Charged to Costs and Expenses	Deductions Charged to Other Accounts	Balance at End of Period
Year ended December 31, 2024						
Deferred income tax valuation allowance:						
Domestic	$ 38,554	$ —	$ 97	$ (5,164)	$ —	$ 33,487
Foreign	80,981	2,064	—	(5,194)	(4,842)	73,009
Year ended December 31, 2023						
Deferred income tax valuation allowance:						
Domestic	$ 41,671	$ —	$ —	$ (3,117)	$ —	$ 38,554
Foreign	79,386	94	2,369	(868)	—	80,981
Year ended December 31, 2022						
Deferred income tax valuation allowance:						
Domestic	$ 94,747	$ —	$ —	$ (53,076)	$ —	$ 41,671
Foreign	78,425	19,503	—	(13,833)	(4,709)	79,386

Exhibit 4.1

Description of the Securities of the Registrant

As of December 31, 2024, Titan International, Inc., a Delaware corporation (Titan or the Company), has one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended: Common Stock.

The general terms and provisions of the Company's Common Stock are summarized below. This summary does not purport to be complete and is subject to, and is qualified in its entirety by express reference to, provisions of the Company's Amended and Restated Certificate of Incorporation (Certificate of Incorporation) and the Bylaws of the Company, each of which is filed as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part, and the applicable provisions of the Delaware General Corporation Law (DGCL). Titan encourages you to read the Company's Amended and Restated Certification of Incorporation, Bylaws, and the applicable provisions of the DGCL for additional information.

Authorized Shares
Titan's authorized shares consists of 120,000,000 shares of common stock, par value $0.0001 per share (Common Stock), and 4,000,000 shares of preferred stock, par value $0.0001 per share (Preferred Stock).

As of February 18, 2025, there were 63,197,710 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding.

Dividends
Subject to the rights accorded the holders of Preferred Stock or any series thereof pursuant to the Certificate of Incorporation or in any Preferred Stock Designation, holders of Common Stock are entitled to receive such dividends as may be declared by the Board of Directors of the Corporation or any duly authorized committee thereof (the Board) from time to time.

Voting Rights
Except as otherwise provided by the Certificate of Incorporation, or the DGCL, each outstanding share, regardless of class, shall be entitled to one (1) vote upon each matter submitted to vote at a meeting of stockholders. No holder of any shares of any class of stock of the Company are be entitled to cumulative voting rights in the election of the board of directors of the corporation under any circumstances.

Liquidation
In the event of any liquidation, dissolution or winding up of the Company, the holders of Common Stock will be entitled to receive pro rata all of the assets of the Corporation available for distribution to stockholders.

Fully Paid and Non-assessable
All of the Company's issued and outstanding Common Stock is fully paid and non-assessable.

Transfer Agent
The Common Stock is listed and traded on the NYSE (symbol "TWI"). The transfer agent for the Common Stock is Computershare Trust Company, N.A., P.O. Box 43006, Providence, RI 02940-3006, (877) 237-6882 (www.computershare.com).

Exhibit 19

Insider Trading Policy

Background

During the course of your relationship with Titan International, Inc. and its subsidiary companies (collectively referred to as the "Company"), directors, officers, employees and consultants/contractors (including immediate family members, such as a spouse and minor children, and anyone living in the household of any such person) may come into possession of confidential and highly sensitive information concerning the Company, its suppliers, customers or other companies with which the Company has contractual relationships or may be negotiating transactions. The Company's policy regarding "insider trading" or trading in Company securities is designed to protect the reputation and integrity of the Company and its directors, officers, employees and other persons from any appearance of impropriety when trading in Company securities.

Purpose

The purpose of this document is to define Company policies regarding trading in Company securities to ensure that neither the Company nor any person covered by this policy violates the laws against insider trading.

Policy

The Company's policies regarding trading in Company securities are presented below.

Procedure

Explanation of the Law

The United States federal securities laws and regulations prohibit the purchase or sale of a security at a time when the person trading in that security is aware of material, non-public information concerning the issuer of the security, which has been obtained or is being used in breach of a duty of trust or confidence that is owed directly or indirectly to the issuer of that security or the shareholders of that issuer, or to any other person who is the source of the material non-public information. Sharing of material non-public information with a third party, under circumstances where improper trading can be anticipated, is also prohibited. Parents, children, spouses and other such family members or close friends are included in the definition of "third party." Violation of these provisions does not depend on whether the material, non- public information is actually used in making the trade.

Information is considered to be available to the public only when it has been released to the public through appropriate channels (for example, by means of a public filing with the Securities and Exchange Commission or a press release) and enough time has elapsed to permit the investment market to absorb and evaluate the information. In general, two full trading days following the date of public disclosure is regarded as a reasonable period of time to elapse before trading.

Applicability

This policy regarding transactions in Company securities applies to all trading or other transactions in the Company's securities, including common stock, options, and any other securities the Company may issue, such as preferred stock, debt securities, convertible securities, as well as derivative securities relating to any of the Company's securities, whether or not issued by the Company.

This policy applies to (1) all employees of the Company, all officers of the Company and all members of the board of directors of the Company, (2) consultants, contractors and other service providers to the Company if and as designated by the Chief Financial Officer of the Company, and (3) with respect to any person specified in clauses (1) or (2), (a) such person's immediate family members (i.e., any spouse, parents, children and siblings) residing in the same household, (b)such person's family members who do not live in the same household but whose transactions in Company securities are directed or subject to influence or control of such person subject to this policy, (c) any other person living in such person's household, and (d) any person or entity over which such person has sole or shared investment or other control (the persons and entities covered by this clause (3) being referred to as "Related Persons"). Accordingly, each person specified in clauses (1) and (2) above is responsible for informing any of such person's Related Persons of this policy and ensuring that they conform their actions to the requirements of this policy.

No Trading on Material, Non-Public Information
Subject to the provisions of this policy pertaining to transactions pursuant to, and in accordance with, an Approved 10b5-1 Plan (as defined below), if a person subject to this policy is aware of material, non-public information about the Company, such person may not (1) buy or sell securities issued by the Company or engage in any other action or conduct to take personal advantage of that information, (2) pass along the information to others outside the Company, including family or friends, except and only to the extent set forth in the last paragraph of this section, or (3) permit any such person's Related Persons to purchase or sell such securities.

In addition to purchasing and selling, each of the Company's Board of Directors and the Chief Financial Officer reserves the right, on behalf of the Company, to prohibit transactions that have the appearance of insider trading or unlawful tipping.

To allow for public dissemination and evaluation of material information after public disclosure
through appropriate channels, persons subject to this policy should allow a reasonable period of time to elapse (at least two full trading days after the date of the public disclosure) before any person subject to this policy should disclose material, non-public information only (1) to other employees, officers, directors or attorneys of the Company who have a need to know the information to make a business decision or other judgment on behalf of the Company and only to the extent such person has been authorized to do so, or (2) to the extent such person is expressly authorized to do so pursuant to, and in accordance with, the Company's policies regarding public disclosure. The recipient of the information may be bound by this policy as a result of the recipient's position or relationship with the Company, but will in any event be bound by the insider trading laws discussed above.

Material Non-Public Information
The general restrictions on trading in Company securities described above under the heading "*No Trading on Material, Non-Public Information*" come into play only if the information you possess is "material, non-public information." In general, "material, non-public information" is defined broadly and includes information that is not available to the public at large which a reasonable investor would want to know before making an investment decision (including buying, selling or retaining a security), and the standard for "materiality" may be perceived as a relatively low threshold. Information is generally regarded as material if it could be expected to have market significance. In other words, if public dissemination of information could be expected to affect the market price of the Company's securities, whether positive or negative, such information should be considered material. Though not nearly a complete list, common examples of information that will frequently be regarded as material are:

- financial results;
- a pending or proposed merger, acquisition or joint venture;
- a pending or proposed sale or disposition of significant assets;
- developments involving significant corporate relationships;
- matters relating to a new financing;
- changes in dividend policies;
- significant litigation exposure due to actual or threatened litigation; or
- changes in senior management.

Material information is not limited to historical facts but may also include projections or forecasts. With respect to a future event, such as a merger or acquisition, the point at which the negotiations are determined to be material involves the balancing of the probability that the event will occur against the magnitude of the effect the event would have on the Company's operations or stock price should it occur.

Determinations regarding the "materiality" of information are inherently judgment based; the Chief Financial Officer is available to assist in this regard.

Blackout Period

Subject to the provisions of this policy pertaining to transactions pursuant to, and in accordance with, an Approved 10b5-1 Plan, each of the persons designated on **<u>Appendix A</u>** (collectively referred to as "Restricted Persons") is prohibited from trading in Company securities during the period beginning fifteen (15) calendar days before and ending one (1) full trading day after the public release of any of the Company's regular quarterly or annual financial reports.

In addition, there may be other circumstances where the Company will impose a temporary blackout period on the Restricted Persons (or a subset thereof) and/or other Company personnel if the Chief Financial Officer or the Company's Board of Directors determines that circumstances warrant a halt in trading by those persons (e.g., during negotiations related to material acquisitions or dispositions). Those persons may not trade in the Company's securities until the temporary blackout period expires or is terminated, and they are prohibited from disclosing the existence of the temporary blackout period to any other persons.

Notice of any temporary Blackout Periods will be provided by the Chief Financial Officer to the appropriate people.

The following types of transactions are exempted from this policy's restrictions on transactions in Company securities, including the restrictions on transactions in Company securities during Blackout Periods:

- The purchase of common stock upon exercise of vested stock options granted by the Company. This exemption does not apply to sales of common stock acquired through the exercise of stock options.
- Prearranged 401(k) automatic purchases of the Company's common stock (provided that instructions with respect to such prearranged purchases are given or made only while the person is not aware of material, non-public information and, if such person is a Restricted Person, at a time other than during a blackout period).
- The exercise of a tax withholding right pursuant to which a recipient of an option, stock grant, or other award under one of the Company's equity plans elects to have the Company withhold shares of the Company's common stock to satisfy tax withholding requirements, to the extent permitted by the Company.

Rule 10b5-1 Trading Plans

In addition to the transactions set forth above, transactions pursuant to, and in accordance with, an Approved 10b5-1 Plan are exempted from this policy's restrictions on transactions in Company securities. For purposes of this policy, an "Approved 10b5-1 Plan" means a preexisting written plan, contract or instruction that (1) complies with (and for which the Chief Financial Officer, following review, must be satisfied that such plan, contract or instruction complies with) Rule 10b5-1 under the Securities Exchange Act of 1934 and (2) that satisfies the following requirements:

- Has been reviewed and approved by the Chief Financial Officer (or, if revised or amended, such revisions or amendments have been reviewed and approved by the Chief Financial Officer).

- Was entered into (or modified) in good faith by the person (1) at a time when the person was not in possession of material non-public information about the Company, and (2) the Chief Financial Officer was satisfied that such person was not in possession of such information, and (3) with respect to any Restricted Person, at a time other than during a blackout period. The person must also act in good faith with respect to the operation of the plan. A plan entered into by a director or an officer must include a representation certifying that such person, at the time of adoption, (1) is not aware of material non-public information about the Company or its securities and (2) is adopting the plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b-5 of the Securities Exchange Act of 1934.

- The plan (1) gives a third party the discretionary authority to execute such purchases and sales, outside the control or influence of the person, so long as such third party does not possess any material non-public information about the Company; or (2) explicitly specifies the security or securities to be purchased or sold, the number of shares, the prices and the date(s) of transactions, or (3) includes a written formula or algorithm, or computer program, for determining amounts, prices and dates.

- The person may not have more than one single-trade plan within any twelve month period.

- The person may not have multiple overlapping plans. This restriction does not apply to plans not involving open-market transactions, such as employee benefit plans, ESOPs or DRIPs. A person may have two plans, so long as the later-commencing plan is not authorized to begin until after all trades under the earlier-commencing plan are completed or expire without execution, provided that the later-commencing plan would need to conform with the Cooling Off Period described below. A contract, instruction or Plan for an eligible cover-to-sell transaction is not considered an overlapping plan. An "eligible cover-to-sell transaction" authorizes an agent to sell only such securities as are necessary to satisfy tax withholding obligations arising exclusively from the vesting of a compensatory award and the covered person does not otherwise exercise control over the timing of such sale. If a person uses more than one broker to execute trades under a single Rule 10b5-1 Plan (if, for example, a person has securities held in accounts at different brokers), a series of separate contracts with brokers to execute trades may be treated as a single plan when, taken together, those contracts meet all of the conditions of Rule 10b5-1.

- No trades may be effected under a plan until after the expiration of the periods below (a "Cooling Off Period"):

  For Directors or Officers: the later of (1) 90 days after the adoption of the plan or (2) two business days following the disclosure of the Company's financial results in a Form 10-Q or Form 10-K for the fiscal quarter in which the plan was adopted, provided that such period will not be longer than 120 days after adoption of the plan.

  For Persons Other than Directors or Officers: 30 days after the adoption of the plan.

  A modification or change to the amount, price or timing of the purchase or sale of securities underlying an Approved 10b5-1 Plan is deemed to be a termination of that plan and the adoption of a new plan, which will trigger a new Cooling Off Period.

- With respect to any purchases or sale under an Approved 10b5-1 Plan, the third party effecting the transactions on behalf of the person should be instructed to send duplicate confirmations of all such transactions to the Chief Financial Officer.

- Purchases or sales must occur pursuant to the contract, instructions or plan.

- The contract, instructions or plan may not be modified by the person while such person is aware of material, non-public information regarding the Company.

- The person may not enter into or alter a corresponding or hedging transaction or position with respect to the securities covered by the plan.

To request review, fill out the "Request for Approval of a Rule 10b5-1 Trading Arrangement" form attached herein as Exhibit B and send it to the Chief Financial Officer for review.

Although not strictly prohibited under Rule 10b5-1 or this policy, the following actions might undermine the "good faith" requirement of Rule 10b5-1, and should be avoided:

- frequently amending an Approved 10b5-1 Plan after it is established;
- terminating an Approved 10b5-1 Plan before it is completed; and
- selling securities outside of an Approved 10b5-1 Plan while an Approved 10b5-1 Plan is in operation.

Pre-clearance of Transactions
Each of the Restricted Persons is required to obtain clearance in writing or through electronic mail from Compliance and the Chief Financial Officer before engaging in any transaction (acquisition, disposition, gift, contribution to a trust or other transfer, etc.) in Company securities during a permitted trading window (referred to as "pre-clearance"). A request for pre-clearance should be submitted to Compliance and copy to the Chief Financial Officer at least two business days in advance of the proposed transaction. Written permission will be given for a specified period (generally three business days), but the Restricted Person will continue to be subject to the prohibition on trading while aware of material, nonpublic information. A Restricted Person denied permission to engage in a transaction in Company securities may not disclose such denial to others, because any such disclosure could result in an unintended distribution of information about a pending material event.

To request review, fill out the "Request for Purchase/Sale Securities" form attached herein as Exhibit A and submitted to Compliance for review and copy to the Chief Financial Officer for review.

Former Employees
The Company's policy will apply to former directors, officers and employees until the completion of the second full trading day following the next public release of the financial results for the fiscal quarter.

Other Restrictions
In addition, it is the Company's policy that officers, directors and employees are not permitted to engage in any of the following activities with respect to securities of Titan without the prior permission of the Chief Financial Officer:

- Purchase on margin.
- Short sales.
- Trading in Company securities on a short-term basis. Any Company stock purchased in the open market should be held for a minimum of six months, and preferably longer.
- Buying or selling put options or call options or other derivative securities.
- Pledging Company stock.
- Other "hedging" transactions.

Any person who has a question concerning the propriety of a proposed transaction, or who has a question about the policy generally, is encouraged to contact the Chief Financial Officer and/or the General Counsel. In addition to serving as a resource regarding compliance with the insider trading laws, the Chief Financial Officer is responsible for monitoring compliance with this policy and is accountable to the Company's Board of Directors. In the Chief Financial Officer's absence, or for purposes of transactions involving the Chief Financial Officer, the General Counsel will fulfill the functions of the Chief Financial Officer hereunder.

Violations

Any person who violates the federal securities laws has committed a crime and may be subject to imprisonment and a criminal fine. A violator may also be personally liable in civil lawsuits for the harm caused by illegal trading by the violator or by third parties trading on material, non- public information provided by or through the violator. The SEC and courts have great power to impose penalties for violations of the insider trading provisions of the federal securities laws, and the SEC and governmental prosecutors vigorously enforce these insider trading laws against both institutions and individuals. The Company will cooperate with any state or federal law enforcement agency investigating or prosecuting individuals for allegedly trading on or transmitting material, non-public information.

In addition to federal securities law, profiting from, or unauthorized disclosure of, material, nonpublic information could also violate (1) state securities laws, (2) state right to financial privacy statutes, (3) federal and state laws relating to theft and conversion, and/or (4) confidentiality agreements between the Company and companies with which the Company does business.

You should note, however, that as a matter of law and corporate policy, you are ultimately responsible for conforming your actions to the requirements of the insider trading laws and this policy. Regardless of any advice or information you receive, you will bear the consequences of any legal or policy violations. Furthermore, the Chief Financial Officer's failure to raise an objection to a transaction will not constitute a recommendation by the Company or any of its directors, officers or employees that you engage in that transaction.

Failure to observe and comply with all of the provisions contained in this policy may subject you to disciplinary action by the Company, including discharge. The Company reserves the right to amend this policy at any time, but intends to provide reasonable written notification of any such revision.

<u>**Appendix A**</u>

Restricted Persons

The following is the list of individuals who are deemed to be "Restricted Persons" under the Company's policy on trading in Company securities:

1. All members of the board of directors of the Company
2. All executive officers of the Company, including all officers subject to the reporting requirements of Section 16 of the Securities Exchange Act of 1934, as amended
3. Any additional persons that the CFO or CAO in consultation with the General Counsel may from time to time designate as a Restricted Person because of their position with the Company and potential access to material nonpublic information
4. Immediate family members of all Restricted Persons, such as a spouse and minor children, and anyone living in the household of any Restricted Person

Exhibit 21

TITAN INTERNATIONAL, INC.
SUBSIDIARIES

Name	Jurisdiction of Incorporation
Titan Tire Corporation	Illinois
Titan Tire Corporation of Freeport	Illinois
Titan Tire Corporation of Bryan	Ohio
Tennessee Custom Mixing	Tennessee
Titan Wheel Corporation of Illinois	Illinois
Titan Marketing Services, LLC	Illinois
Titan Pneus Do Brasil Ltda	Brazil
Titan Europe Plc	United Kingdom
Titan Steel Wheels Ltd	United Kingdom
Intertractor America Corporation	Delaware
Piezas Y Rodajes SA	Spain
Titan France SAS	France
Titan Intertractor GMBH	Germany
ITM Latin America Industria De Pecas Para Tractores Ltda	Brazil
Titan Italia Spa	Italy
Italtractor ITM S.p.A.	Italy
Titan ITM Holding S.p.A.	Italy
Titan ITM (Tianjin) Co Ltd	China
Voltyre-Prom	Russian Federation
Titan Tire Russia B.V.	Netherlands
ITM Mining Pty Ltd	Australia
Titan Tire Reclamation Corporation	Canada
Titan Tire Marketing Services - Canada, Inc.	Canada
Titan Investment Corporation	Illinois
Titan Luxembourg Holding SARL	Luxembourg
Titan Asia Jant San. VE Tic A.S.	Turkey
Titan Argentina S.R.L.	Argentina
Titan Tire Holdings, Inc.	Delaware
Carlstar Group, LLC	Delaware

Exhibit 22

List of Subsidiary Guarantors

As of December 31, 2024, the Company's 7.00% senior secured notes due 2028 are guaranteed by the following 100% owned subsidiaries of the Company:

Titan Tire Corporation
Titan Tire Corporation of Bryan
Titan Tire Corporation of Freeport
Titan Wheel Corporation of Illinois

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-282964) and Form S-8 (Nos. 333-220024 and 333-257617) of Titan International, Inc. (the Company) of our reports dated February 26, 2025, relating to the consolidated financial statements and financial statement schedule, and the effectiveness of the Company's internal control over financial reporting, which appear in this Annual Report on Form 10-K.

/s/ BDO USA, P.C.
Chicago, Illinois

February 26, 2025

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated February 29, 2024, with respect to the consolidated financial statements included in the Annual Report of Titan International, Inc. on Form 10-K for the year ended December 31, 2024. We consent to the incorporation by reference of said report in the Registration Statements of Titan International, Inc. on Form S-3 (File No. 333-282964) and Form S-8 (File No. 333-220024).

/s/ GRANT THORNTON LLP

Southfield, Michigan
February 26, 2025

Exhibit 31.1

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Paul G. Reitz, certify that:

1. I have reviewed this annual report on Form 10-K of Titan International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2025   **By:** /s/ PAUL G. REITZ
                                                   Paul G. Reitz
                                                   President and Chief Executive Officer
                                                   (Principal Executive Officer)

Exhibit 31.2

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, David A. Martin, certify that:

1. I have reviewed this annual report on Form 10-K of Titan International, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 26, 2025   By: /s/ DAVID A. MARTIN

                                                              David A. Martin
                                                              SVP and Chief Financial Officer
                                                              (Principal Financial Officer)

Exhibit 32

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the Annual Report of Titan International, Inc. on Form 10-K for the period ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), each of the undersigned hereby certifies that, to the best of their knowledge, the Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.


TITAN INTERNATIONAL, INC.
(Registrant)


Date: February 26, 2025   **By:** /s/ PAUL G. REITZ

Paul G. Reitz
President and Chief Executive Officer
(Principal Executive Officer)

By: /s/ DAVID A. MARTIN

David A. Martin
SVP and Chief Financial Officer
(Principal Financial Officer)

BOARD OF DIRECTORS

As of April 2025

Maurice M. Taylor, Jr.
Chairman, Titan International, Inc.

Richard M. Cashin
President, OEP Capital Advisors, LP

Max A. Guinn
Retired, President Deere & Company

Mark H. Rachesky, M.D.
Founder And Chief Investment Officer,
MHR Fund Management, LLC

Paul G. Reitz
President And CEO, Titan International, Inc.

Anthony L. Soave
President And CEO, Soave Enterprises, LLC

Laura K. Thompson
Retired, Exec. Vice President,
The Goodyear Tire & Rubber Company

Kim A. Marvin
Senior Managing Member at American Industrial Partners

CORPORATE OFFICERS

Paul G. Reitz
President And CEO

David A. Martin
Senior Vice President And Chief Financial Officer

Max Narancich
Chief Operating Officer, Carlstar

Todd A. Shoot
Senior Vice President and Treasurer

Tony C. Eheli
Vice President And Chief Accounting Officer

SHAREHOLDER INFORMATION

Stock Exchange Listing
Common shares (symbol: TWI) are listed on the NYSE.

Transfer Agent and Registrar
Computershare Trust Company, N.A.
P.O. Box 505000
Louisville, KY 40233
(877) 237-6882
www.computershare.com/investor

Virtual Annual Meeting
June 11, 2025
12:00 p.m. CDT
www.virtualshareholdermeeting.com/TWI2025

Corporate Headquarters
1525 Kautz Road, Suite 600
West Chicago, IL 60185

FORWARD-LOOKING STATEMENTS

This 2024 Annual Report contains forward-looking statements within the meaning of the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Forward-looking statements give current expectations and projections relating to financial condition, results of operations, plans, objectives, future performance, and business. All forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from expectations. Important factors that could cause actual results to differ materially from expectations, or cautionary statements, and other important information about forward-looking statements are disclosed under “Forward-Looking Statements” and Item 1A, “Risk Factors” in the Form 10-K for the year ended December 31, 2024, which is included as a part of this 2024 Annual Report.

CERTIFICATIONS

The Company has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2024, the certifications of its Principal Executive Officer and Principal Financial Officer required by Section 302 of the Sarbanes-Oxley Act of 2002. During fiscal 2024, the Company submitted to the New York Stock Exchange the Annual CEO Certification required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

TITAN

1525 KAUTZ ROAD, SUITE 600
WEST CHICAGO, IL 60185
630.377.0486
TITAN-INTL.COM